DUNDEE BANCORP INC.

2003 ANNUAL REPORT

F O R W A R D    L O O K I N G    S T A T E M E N T S

This report may contain forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

DUNDEE BANCORP INC. T A B L E O F C O N T E N T S

Corporate Profile	2

2003 Highlights	4

Chairman's Report	6

President's Report	8

Management's Discussion and Analysis	24

Financial Statements	54

Statement of Corporate Governance Practices	83

Corporate Directory	90

The annual report covers the affairs of Dundee Bancorp Inc. Shareholders are advised that its principle subsidiaries and affiliates - Dundee Wealth Management Inc, and Dundee Realty REIT as well as Eurogas Corp. and Breakwater Resources each publish an annual report. For more information on these companies, contact the Secretary of Dundee Bancorp Inc. for a copy of their annual report.

DUNDEE BANCORP INC.

Annual Shareholders' Meeting which will be held at:

Metro Toronto Convention Centre

 Constitution Hall Room 105

255 Front Street West

Toronto, Ontario

on Thursday, June 24, 2004 at 4:00 p.m. (Toronto time).

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DUNDEE BANCORP INC.

C O R P O R A T E   P R O F I L E

S E R V I N G   O U R   S H A R E H O L D E R S ,

O U R    C L I E N T S    A N D    T H E    C O M M U N I T Y    A T    L A R G E

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services, real estate and resources. Its domestic financial service activities are carried out through a 67%-owned subsidiary, Dundee Wealth Management Inc. Dundee Wealth is a Canadian owned publicly traded financial service company which provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutions, corporations and foundations. Dundee Wealth carries on its businesses through DWM Inc., an 84%-owned subsidiary of Dundee Wealth. Dundee Wealth has three main businesses:

(i)	investment management conducted through Goodman & Company, Investment Counsel Ltd;
(ii)	wealth management and financial advisory conducted through Dundee Securities, Dundee Private Investors, Dundee Insurance and Dundee Mortgage; and

(iii) capital markets, comprised of institutional sales and trading, investment banking and research conducted through Dundee Securities.

Dundee Bancorp's international financial service business is conducted in Bermuda and Cayman through the Dundee Bank.

Its real estate activities are carried out through its 85%-owned Dundee Realty Corporation and 31%-owned Dundee REIT.

Its resource activities are conducted through 21% owned Dundee Precious Metals Ltd., 18% Breakwater Resources and 51% Eurogas Corporation.

Goodman & Company, Investment Counsel and its related divisions manage approximately $12 billion in assets and operate with several different and complementary investment disciplines. The investment process stresses the importance of anticipating and responding to new global investment patterns. The company sells its mutual fund products through more than 30,000 independent financial advisors across Canada.

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Dundee Securities and its sister companies, with approximately 3,300 trained financial advisors in more than 900 offices throughout Canada, administer approximately $28 billion in client assets in approximately 800,000 accounts. The companies are totally customer centric and utilize an open architecture, offering only the best available investment and insurance products to their clients.

Dundee Bancorp, for its own account, has operated as a merchant bank providing capital to growing or undervalued businesses which are not in conflict with its fiduciary activities and can earn above average returns on investment capital. For the last several years it has reduced its activities as a merchant bank to concentrate on the wealth management, real estate and resources segments of its portfolio.

Dundee and its subsidiaries espouse a working environment characterized by creativity, lateral thinking, a unique collegial atmosphere and long-term loyalty commitments with key personnel. The corporate objective is to achieve long-term growth in the per share value of Dundee's outstanding capital stock. We believe that the most important concern for our business is the creation of that value and our responsibility to our society.

Dundee has an ongoing commitment to provide philanthropic support to charities and community organizations throughout Canada. The Dynamic Fund Foundation relies on locally based, independent financial advisors, who are important Dynamic Mutual Funds clients, to guide the Foundation to deserving causes. In addition to donations made directly by The Dynamic Fund Foundation, Dundee actively encourages employees to support their favourite charities by matching their contributions. During the year 2003, employee donations to The Dynamic Fund Foundation approximated $1 million. The Foundation facilitated the distribution of these donations to over 100 charities selected by the employees. Since its inception in 1992, The Dynamic Fund Foundation has donated close to $6 million to charities chosen by independent financial advisors and Dundee employees.

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DUNDEE BANCORP INC.

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The details of our financial results are outlined in the Management's Discussion and Analysis that follows in this report. Further information is included in the Chairman's Report and President's Report that likewise follows.

On April 2, 2004 DUNDEE BANCORP announced its financial results for the fourth quarter of 2003 and year ended December 31, 2003. The company reported net earnings for the year 2003 that are significantly higher, at $120.9 million or $4.79 per share as compared to $50.3 million or $1.98 per share in 2002. Earnings in both years included substantial dilution gains - $32.7 million in 2003 and $75.7 million in 2002. The 2003 results include an extraordinary gain of $20.0 million which results from the accounting for "negative goodwill" related to an acquisition during the year. Earnings without these results amount to $68.2 million in 2003 as compared to a loss of $25.5 million in 2002.

On December 30, 2003, our subsidiary Dundee Wealth Management Inc. ("Dundee Wealth") completed the acquisition of Cartier Partners Financial Group Inc. which transformed Dundee Wealth into one of the largest independent integrated wealth management companies in Canada. On a combined basis Dundee Wealth now has over $40 billion in fee paying assets under administration and management with approximately 3,300 financial advisors in over 900 offices across Canada.

Because it was only acquired on December 30, 2003, the operations of Cartier are not included in the outstanding results that Dundee Wealth was able to achieve during 2003. Dundee Wealth generated EBITDA1 of $99 million in 2003, up from $53 million in 2002. The increase is due to average fee generating AUM2 and AUA2 increasing by over 22% during the year, ending the year (without Cartier) at $21.2 billion, and performance fees earned growing from $7.4 million in 2002 to $28.9 million in 2003.

To complete the Cartier acquisition, Dundee Wealth raised $190 million in December 2003 by raising equity. The public subscribed for $100 million and Dundee Bancorp took down $90 million. The equity issue to the public diluted Dundee Bancorp's interest in Dundee Wealth from 84% to 68%, and resulted in the creation of a dilution gain of $32.7 million for 2003.

During 2003, net realized investment gains of $39.1 million were earned as compared to $6.3 million in 2002. The increased gains are primarily as a result of increased market values in 2003 and the requirement to monetize some investment positions in order to subscribe for the additional equity in Dundee Wealth.

Because of the acquisition of that part of Dundee Realty Corporation ("Dundee Realty") not previously owned as of June 30, 2003, that company is now consolidated into our financial statements. Our 2003 results includes pre-tax operating earnings of $14.8 million in land and housing activities for the first time. The accounting for our purchase whereby we achieved an 85% interest in the company was by a "step purchase" equation and a plan of arrangement. Generally accepted accounting principles ("GAAP") requires the allocation of the cost of the purchase to each of the assets and liabilities acquired based on estimated fair values. The amounts that have been estimated and assumed are in excess of our historical cost of purchase. That excess "negative goodwill" must be allocated against the long term assets, with an excess amount of $20.0 million booked as an extraordinary gain.

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The Wealth Management Division

Revenues in the wealth management segment grew over 30% from $266.8 million in 2002 and $350.3 million in 2003. Contributing to this increase are the following significant factors:

  Average AUM increased from $7.0 billion to $9.2 billion year-over-year, with AUM ending the year at $11.0 billion (without Cartier).
  Reflecting the above average investment performance of Dundee Wealth's client mutual and other funds, performance fee revenues, before associated expenses, totaled $28.9 million in 2003, substantially above the $7.4 million earned in 2002.
  Financial service revenues increased by $22.6 million, reflecting overall increases in all operating areas including greater commission levels, higher activity in corporate finance and additional trading profits.

The Real Estate Division

Prior to the June 30, 2003 plan of arrangement, we owned approximately 45% of Dundee Realty (which was then initially reduced to 43% at the time of the arrangement due to share issuances). Following the arrangement, the Company's interest has been divided into two components: its continuing interest in the assets that are now part of Dundee REIT, which was reduced from 45% to 42% at the time of the arrangement due to share issuances, and which continues to be accounted for on an equity basis and the Company's controlling interest in the remaining operations of Dundee Realty, which was increased to 85% by acquiring additional shares. Since June 30, 2003, Dundee Realty is required to be reported on a consolidated basis. Earnings for 2003 include $11.6 million related to this excess, $0.2 million relating to amortization, $7.6 million relating to revenue properties sold and $3.8 million relating to land inventory sold in 2003 the values of which were reduced by negative goodwill in respect of our historic purchase price discrepancies.

As at December 31, 2003, there were 24,106,378 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding. During 2003, the Company issued 141,018 subordinate shares and added $1,718,000 to its stated capital as part of its Share Incentive Plan. In addition, the Company issued 58,866 deferred share units to employees of the Company, each unit entitling the holder to a common share of Dundee Bancorp on retirement. The Company recognized share based compensation expense of $1.0 million in respect of these units. During 2003, the Company purchased 314,301 subordinate shares for cancellation pursuant to its normal course issuer bid at an aggregate cost of $4.7 million or approximately $14.94 per share.

1	"EBITDA" which represents earnings before interest, taxes, depreciation and amortization. EBITDA is set out in the consolidated statements of operations of Dundee Bancorp and is a non-GAAP earnings measure. The Company uses this measure as a supplement for net earnings and cash flows.

2	"AUA" or "Assets under Administration" which represent the market value of client assets administered in respect of which the Company earns commissions, trailer fees and administrative and other similar fees. To the extent that AUA are managed by the Company, such assets may also be included in their respective AUM. "AUM" or "Assets under Management" which represent the market value of client assets managed by the Company on a discretionary basis in respect of which the Company earns an investment management fee.

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CHAIRMAN'S REPORT

H A R O L D    P.   G O R D O N ,   Q . C .

Last year was a very good year for Dundee Bancorp, and the new year looks promising. The financial achievements of Dundee Bancorp are reflected in our financial statements and Ned Goodman in his President's message deals with them in his own way.

These results were achieved by a committed, hard-working and focused management team who are to be congratulated and thanked for their individual and team accomplishments.

To quote Abraham Lincoln, "Commitment is what transforms a promise into reality."

I cannot let this opportunity go without some discussion on our Corporate Governance practices. In the past few years, in order to assist our Board of Directors, to enhance the Board culture and to encourage directors to challenge and question management in a constructive way; we have made changes in our governance which include:

  Reconstituted the committees of our Board so that all committees can be comprised solely of "unrelated" directors;

  Directors are now required to own shares or units under a deferred share unit plan to the extent that any director who is a member of the board for more than 3 years shall hold the equivalent of 3 times the annual retainer in shares or units.

  Implemented a deferred share unit plan, to encourage and allow increased equity participation by directors encouraging directors to take at least 50% of their directors' retainers and attendance fees in units under such plan;

  Continued the formalization of the process of evaluating the board of directors and individual directors;

  Continued the formalization of the directors' orientation program by introducing a director's information guide and allowing directors to attend directors' education programs and seminars at our expense;

  Implemented a policy pursuant to which each meeting of the board of directors and each committee will include an executive "in camera" session where only unrelated directors will be in attendance;

  Determined that the proxy for a meeting of shareholders will now include in great detail, the following:

-    biographies of directors including their background as well as other boards on which they sit;
-    information relating to the value of options gains should share price increase by 10% or 20%;
-    disclosure of fees paid to auditors for both audit and non-audit services; and
-    a list of the number of board and committee meetings and attendance by directors.

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6.

Most of these changes are largely structural, and some reflect better reporting of things that were done anyway, but they are appropriate to provide a proper governance platform. By themselves they do not translate to better board decision-making or governance. While it is important that we have excellent governance systems to give and to be seen to be giving to directors all the tools they require, we must never forget any governance system cannot be a substitute for integrity and sound judgment. As well, we must balance good governance against the looming problem of excessive oversight because directors should not be expected to act as corporate managers, and we have worked to achieve this balance.

In his 2003 shareholders report, Warren Buffett stated, "The downside for Berkshire directors is actually worse than yours because we carry no directors and officers' liability insurance. Therefore, if something really catastrophic happens on our directors' watch, they are exposed to losses that will far exceed yours."

Shareholders are reminded that at Dundee Bancorp we likewise do not carry directors and officer's liability insurance.

I thank our directors for giving their time, efforts, skills, savvy and judgment. I particularly thank them for following the spirit of good corporate governance as well as the letter of good corporate governance.

We are respecful of the fact that you have invested in Dundee Bancorp and as directors we shall continue to strive to fulfill your expectations and add value.

Harold P. Gordon, Q.C.

Chairman

May 5, 2004

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PRESIDENT'S REPORT

N E D    G O O D M A N ,   C F A

Dear fellow shareholders of Dundee Bancorp Inc.

The study of logic as a formal discipline goes back at least 2350 years to Aristotle. In more recent years, a fairly common view about logic, aside from its ultimate connection to theoretical physics and mathematics, is to the effect that rationality and commonsense may in fact be detrimental. Nevertheless, most people still believe that the study of logic can be of significant value in order to allow the acquisition of true beliefs about the world around us, so long as we take care about whether or not the beliefs accurately reflect the picture of the world. The basic problem is that the techniques of formalized logical thinking cannot normally tell us which claims or beliefs are actually true and which are false. The perception of truth is usually a matter of how the world around us reflects on any particular subject. Unfortunately, in the real world logic does not help us on that subject.

We do know from the study of logic that "something is logically false if and only if it is not possible for it to be true." Conversely, "something is logically true if and only if it is not possible for it to be false" - for example, a rose is a rose. But as we advance and study more we find that many things can be logically indeterminate, that is they are neither logically true nor logically false - for example, the sun will shine next week.

On my way to work this morning I heard a radio advertisement paid for by the Ontario Institute of Chartered Accountants. After extolling their virtues for the standard 30 or 60 seconds, they ended with their sound bite logo: "Chartered Accountants - Uncomplicating Business Since 1879." This is a perfect example of something that totally stretches the use of logic and in the current environment is actually laughable.

When I studied for my M.B.A. at what is now the Rotman School of Management, we learned that accounting was a vital service to business because it was a means of presenting financial information which could be used by others in the making of sound investment decisions as well as allow management to formulate intelligent business policies.

The textbook that we used for study said that the report of earnings "has as its object the summarization and presentation of the significant data relative to revenue and expenses for a particular period of time."

Therefore, in keeping with the logic and Aristotle theme, a set of financial statements would be logically correct only if it is not possible for it to be false, or logically false if and only if it is not possible for it to be true. The use of uncommon sense, however, tells me that financial statements, and especially the statement of earnings, as currently prepared in accordance to GAAP rules, are totally useless to make "sound investment decisions" and formulate "intelligent business policies". Current Statements of Earnings are like the philaboo bird which always flies backwards because he wants to see where he has been. To conduct business in the complex competitive world in which we live, our primary concern, both as an investor and manager, has to be - where are we going, not where have we been, and earnings should be representative of how much money we make by what we do in our every day business.

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This is impossible to portray if we have to deal with the myriad of income implications such as negative goodwill, step purchase price accounting, estimates of future government tax policy to tax effect something that you never intend to sell, dilution earnings, stock option expenses based on a formula which uses the volatility of your stock price as its primary driver, and the many estimates and adjustments that are required to be made under Generally Accepted Accounting Principles, especially on a consolidated basis and after an acquisition.

After almost forty years as a practicing Chartered Financial Analyst, I have to admit that the Accounting profession's thought process behind the derivation of our reported earnings and the book values represented on our balance sheet even confuses me as the CEO of the company. My understanding is that based on new accounting rules to be introduced in 2004, the exercise of trying to understand financial statements will in all likelihood get even worse.

Our consolidated statement of operations clearly states that we had a good year in 2003, and we did. We cannot expect to be able to repeat our $120 million earnings figure in 2004. In fact we can have an even better year in 2004 and not repeat that level of earnings, because more than half of our earnings came from something called dilution gains negative goodwill, and the one time sale of long-term investment holdings.

At the same time, we carry our consolidated investments on our books at cost, which can be written down and not up, (other than by using dilution earnings) and we will be soon required to mark to market unconsolidated investment holdings. In addition, when you study our balance sheet, because of the effect of negative goodwill and step purchase accounting, we actually have some assets on our books which have a zero or very low values, which values, and therefore earnings, will only be reflected on disposal of the asset.

I am proud to be a security analyst and portfolio manager, a profession which still takes up the majority of my time. I am not proud to present the audited financial statements of Dundee to my fellow shareholders and analysts in a manner that is not totally understandable.

For the most part, for my personal valuation review I like to go back almost 2400 years to the logic of Aesop who wrote the story about "a bird in the hand is worth two in the bush." Aesop was the first man to use the logic of discounted present value techniques to arrive at a formulation of value.

Dundee is a company that is generally called a holding company. As a holding company many people in my profession state, without logic or rationality, that we should trade at a discount to our net asset value. But, what is net asset value? Is it like Aesop said - the bird in the hand, or the two in the bush? As a long-term optimist, I always tend to look at the two or maybe even three or four, in the bush. It is my belief that the assets we own will be worth more in the future or we would not hold them. But to that I have to add that we do have pride of ownership. We have created and built and are building most of the assets that we carry on our books. Pride sometimes causes blindness and that is a consideration that we always try to remember in our personal assessment of our company. But investors should not look at our company on a snapshot basis. Think of us as an action movie.

Peter Drucker, the world's foremost management thinker who crafted many of the essentials of business success, has inferred in his writings the following general definition of a business:

"a business is a human institution organized in perpetuity, having as its purpose the creation and satisfaction of a customer, requiring an adequate profit for future risk, identifying and implementing new opportunities to combat inevitable obsolescence, and recognizing the factor of corporate social responsibility to improve the quality of life."

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Drucker has three major themes that run through his writings, and the function of profit is one not usually mentioned. Drucker takes serious exception to the majority views who believe that profit is the main purpose of corporate existence. Drucker found that the conventional explanations of profit distorts rather than providing light to its essential meaning. It troubled him, and I have the same problem, that the notion of profit, its guidance and its regular increases and decreases, has such a tenacious hold on our business, stock market and investment communities.

The public and Bay and Wall Streets too often misdiagnose flashy and seductive numbers, some as we present in this report, as solid economic performance and corporate eminence. Warren Buffett says his earnings are usually lumpy and he likes it that way, and we have often provided warnings about the potential lumpiness of our earnings. But to quote Drucker once again:

"I do not believe that one can manage a business by reports. I also know that reports are abstractions, and that they can only tell us what we have determined to ask. They are high level abstractions.
-----
Inside a business one has only costs."

Financial reports can never tell you what is really happening, and will never truly tell you what we have accomplished, what we have increased our worth by and what we are really worth. For that, you have to get outside of our financial reports and observe the pride in the people that have helped build our assets and our company. It is indeed unfortunate that the true value of what we build only gets reflected when we sell, and most of what we own is not for sale.

To paraphrase Drucker's analysis of the earnings statement, he concludes that while it is a vital survival condition for achieving results and it is a method of measuring performance of some kind, it is neither the cause nor the result of a business' purpose.

Our corporate purpose is to increase our shareholder value, and we usually plan for that process to occur and persist over a long period of time. We believe that the most important concern for business is to create the kind of value that long term owners would appreciate. As owner/management, we run Dundee Bancorp as if we will be the last remaining shareholder, because we intend to be.

For the first time in the attached MD&A we have broken down our business into three essential segments: wealth management, real estate and resources.

In a few words we can justify these positions as follows:

  Wealth management is the only true growth business in our society. We earn our revenues by being great investment managers and financial advisors, assisted in the long term from the level of prices in the capital markets which grows on average 6 - 10% per annum.
  Real estate has been, for thousands of years, a true hedge against inflation. A hedge that pays you rent while you wait for the inflation value premium. Most of the world's wealth has been created by the development of land and the long-term ownership of real estate.
  Commodity resources have been in a protracted bear market for over twenty years, not even being capable of maintaining prices that reflected the inflation that did exist. The commodity markets have entered a catch up phase which should last for many years.

We have a two-pronged approach to the ownership of the businesses in our company. Unfortunately, accountants treat each differently. The moment we exceed 50% of the ownership of a company, its financials are consolidated or merged into ours. This creates a

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10.

bunch of numbers which are often misleading, especially in those instances where cash flow or levels of debt are an important valuation metric. Consolidation only deducts the minority ownership relative to actual reported earnings rather than the more important cash flow.

As manager of our company, I know that consolidated reported earnings actually reveal very little information relative to our business. In our MD&A, we try to give shareholders a better view of our results by including both consolidated and non-consolidated entities in their proper segments.

Later in this report I will provide brief reviews of our various holdings, but for those of you who are truly interested in our company, I direct you to the MD&A and the following websites for further information:

  Dundeewealth.com
  Dundeerealty.com
  Dundeereit.com
  Eurogascorp.com
  Breakwaterresources.com
  Dundeeprecious.com
  Dynamic.ca

Corporate Governance

Increased regulation and governance is today the norm rather than the unexpected. This phenomena is a direct reflection of the bursting of the bull market bubble. Someone has to be blamed, and politicians and regulators need the perception of looking to be doing something about correcting the problem of dishonest people. History has shown, however, that rules and regulations are only useful for honest people. Dishonest people will always find a way around them and/or lie. Smart people with integrity always survive by remaining in conformity with the laws as they change, but core business practices have to keep up with the new regime of governance and this is costly. The true definition of right and wrong is really never in doubt, but is often in suspicion because of time and place. However, surveys show that most investors do not want more regulation. They want crooks to go to jail and they want the stock they own to go up. John Maynard Keynes said it better when he said investors were concerned "not with what an investment is really worth to a man who buys it "for keeps" but what the market will value it at, under the influence of mass psychology three months or a year hence."

Corporate directors do not run companies. They really have only one function, other than declaring dividends, they can and must judge the chief executive officer. It is very seldom that a director, as a director at a board meeting, will be the source of any important result related to actually running the company. Any company that is "run" by its board of directors would not make it to my top ten investment choices.

Warren Buffett, who clearly runs his company, likes to rant about the independence of mutual fund directors, but he admits to inviting four close friends of his to sit on his board. Buffett skips the act of a board's right to judge him as the CEO - he says his board has as a primary function the selection of his successor either upon his death or disability or "when I begin to lose my marbles." He dismisses any of his eccentricities as any reason for dismissal. As stated in last year's annual report, I like his retirement plans and today I totally concur with his views on the potential dismissal of a CEO.

One can say that the foolishness part of corporate governance has probably reached its zenith. The bear market of 2000-2002 has given a bunch of non-owner bureaucrats that mostly oversee pension funds, a window of opportunity to exert power they could never otherwise attain.

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Witness Calper's views on Buffett's position of independence on the board of Coca Cola. Because his Dairy Queen operation uses Coke exclusively, they believe that he should be deemed a non-independent director of Coca Cola. Does Mr. Buffett have to cause Dairy Queen to use Pepsi rather than Coke to be considered an independent on the Coca Cola board of directors?

The foolishness part of the corporate governance charade will probably achieve a per annum cost to Corporate America well in excess of the past total cost of frauds and scandals it has been designed to eliminate. Unfortunately, all these new rules and regulations are only for honest people - the crooks will still be able to lie, cheat and find their way around them. But the annual costs will remain.

Canadians have been subjected to many so-called experts and their journalistic friends who have great difficulty with family ownership of companies, and in particular those of us who also own multi-voting shares. In the June 2003 issue of the Journal of Finance, two professors have studied this issue. After investigating the relation of the performance of a company and its founding-family ownership, they found family firms perform better than non-family firms. They also found that families are present in at least one third of the companies making up the S&P 500 and that they account for 18% of outstanding equity. Overall, their findings are totally inconsistent with the hypothesis that minority shareholders are adversely affected by family ownership. To the contrary, they found that family ownership is a very effective organizational structure. More often than not, large family ownership that includes the CEO serves as a very effective form of corporate governance. Those CEO's with very minor ownership, or ownership only through stock options, really have no personal incentive to assume the corporate governance role.

As a board member shareholder of our investee companies, what do I look for when assessing a CEO? I start with leadership, proper incentive and skills in picking people and allocating capital. Most great leaders have a tremendous thirst to learn - an intellectual curiosity. Along with that comes a disciplined intellectual framework for decision making. A framework that omits the distraction of the noise of day, overcomes normal emotions and weighs ideas and information that appear to contradict themselves. Great CEO leaders look outward, searching for broad strategic patterns. They study the competition and have the guts to create, stay committed and achieve their business vision.

A CEO should spend time on the road visiting the company's employees and customers in their own trenches such that a true understanding of what's really going on can be attained. A good CEO confronts negative facts with brutal honesty; never allows political infighting to fester; and always has a certain degree of paranoia. But most important of all to the framework of corporate decision making is the ability to grasp probabilities.

The best incentive plan that a long term shareholder could ask for in a CEO is personal share ownership. Personal equity that has been bought and paid for with savings creates the only true ownership culture. I am not for one second knocking stock option plans, but they do not provide true ownership culture. They are still heads I win and tails you lose, but to a degree, they do work in providing a feeling of ownership.

Owner managers are more concerned about increasing the economic value of the company, rather than primping up accounting earnings that are fragrant with estimates, guesstimates and ridiculous GAAP prognostication.

As a long-time security analyst, portfolio manager, and the CEO of Dundee Bancorp, I focus my attention less on so-called governance check lists which are usually prepared by a multitude of journalists and newly created consultants without business experience, and more on finding top performing businesses with well incentified CEO's whose interests are aligned with the long-term interests of the shareholder. I look for CEO's who are being guided by an enlightened well

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structured board more filled with people of integrity and knowledge, rather than so-called independence. All of our board members are considered by me to be my friends. And should the feeling be mutual, they are probably not "independent" by the standards of many.

Within our Dundee Group of companies we are fortunate to have assembled a great group of CEO's who are leading our businesses. From Don Charter at Dundee Securities; David Goodman at Goodman & Company; Michael Cooper in real estate; Jonathan Goodman previously at Dundee Resources and now focused on Dundee Precious Metals; Colin Benner at Breakwater; Julio Poscente at Eurogas and Derek Buntain at the Dundee Bank in the Cayman Islands. We are, indeed, fortunate.

Wealth Management

We own 61 million shares of Dundee Wealth Management (DW TSE.)

In last year's annual report message I reflected with pride on our Dundee Wealth Management organization with $17.3 billion of assets under management and administration (AUA & AUM) made up of $8.6 billion of AUM and $8.7 billion of AUA. I stated that we are value creators and that we knew that it is AUM that created our value. I further said that in order to create value tomorrow we concentrate on the today. Our quest at that time was to build an even larger wealth management business that is fully integrated, financially strong, capably operated, while creating investment solutions to solve the needs of financial advisors and their clients.

I further stated that while each of our segregated units operates with their individual discipline, they are totally integrated with each other in order to create excellence and shareholder value.

And Dundee Wealth had a great year during 2003:

Its revenues increased by 32% to $350.5 million, while expenses only increased by 20% (including some non-recurring expenses of its build out). EBITDA was up by 86% to $98.9 million. These financial results were accomplished because we were able to increase AUM 35% from $8.9 billion to $12.0 billion and AUA by over 200% from $8.5 billion to $26.4 billion. Our theme of last year that "AUM CREATES OUR VALUE" held true.

Then on the second to last day of 2003, December 30th, Dundee Wealth completed the acquisition of Cartier Financial Partners, bringing it overnight to 3,330 financial and insurance advisors and an increase of 82% of AUA and AUM to $38.4 billion, made up of $26.4 billion AUA, and $12.0 billion of AUM.

Dundee Wealth had a great year in 2003 because it was during 2003 that we had completed the integration of the previous acquisitions made in 1998, 1999 and 2002.

2004 started with an even greater challenge and an unbelievable opportunity to successfully complete our vision originally set out in 1998:

  Dundee Wealth Management today has one of the largest financial advisory networks in Canada
  We are the leading vertically integrated independent wealth management firm in Canada
  We have strong sales momentum and investment performance statistics
  We deal in the multi channel distribution system as well as our own.
  and we still retain our independence and entrepreneurial innovative culture and ethic.

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When we created Dundee Wealth Management Inc. as a public company in 1999 we began the development of a strategic vision that would allow us to more effectively compete in the Canadian wealth management industry. We took an established, but small, pure mutual fund business along with a niche institutional brokerage firm and a tiny financial planning firm and entered the broad world of financial services to the Canadian retail investing customer.

With our 2002 acquisitions of StrategicNova and Ross Dixon and our recent acquisition of Cartier, we have culminated the broad perspective required to allow us to morph into an important "fully integrated" wealth management company with economic scale.

Dundee Wealth operates three distinct businesses - investment management, financial planning and investment advice as well as capital market operations from one parent, while each is operated by a management team dedicated to their specific mandate. We are different than many others in our industry because we offer our investment products to the entire third party universe of over 30,000 financial advisors as well as, today, to a huge complement of 3,300 financial advisors who operate under the Dundee Wealth name.

In 1998, while Dundee Wealth was still a 100% Dundee Bancorp subsidiary, we stated our wealth management strategic vision as:

"Our vision is comprised of a financially large, fully integrated wealth management organization, from manufacturing to distribution to operations, each segregated into separate but totally integrated units that excel in their individual disciplines."

With the acquisitions of the last two years, we have completed the necessary acquisitive plans required to make Dundee Wealth "financially large". Its balance sheet is strong as a result of the recent public issue and its size with today over $40 billion of assets under management and administration certainly qualifies Dundee Wealth as financially large. The public shareholding base of Dundee Wealth has tripled as a result of the Cartier acquisition. Each of the three operating units excels in their individual discipline.

Dundee Wealth has had an excellent year with regards to investment performance and its advice channel and capital markets activities are at all time high levels.

Dundee Wealth today has adequate shelf space, ample financial strength, a broad portfolio of product and styles, and the economies of scale needed for marketing, research and technological tools that advisors need so that they can offer their customers an increasing state of the art infrastructure.

Dundee Wealth has the ideal model - the Platform of the Future - where they combine the same managerial smarts and financial strength existent in those larger and sometimes even global competitors that are faced daily, with the decision-making ability of a smaller, locally knowledgeable, creative entrepreneurship.

Dundee Wealth's corporate structure allows the individual business segments to operate with a high degree of independence while each is operated as a profit centre with its own compensation program dedicated to its particular line of business. All important activities are coordinated through a close knit central core of people where corporate integration takes place. A central core of people where the company's performance is kept aligned to ensure a continuous overall commitment to the absolute credo of Dundee Wealth's business plan - AUM CREATES OUR VALUE.

Like most organizations, our preference was to achieve our wealth management growth organically. But the realities of the market place and built in competitive pressures have forced us to use acquisition in order to achieve Dundee Wealth Management's growth objectives. This

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acquisition mode was purely a defensive mechanism. We still believe that organic growth is the best way to grow a business. Having established Dundee Wealth's economic scale by acquisition, management can now devote its expertise to grow positively and organically.

When we made the decision to create our wealth management platform in 1998, we made four key decisions which were based on very thin information at that time. We made decisions which could have ended in failure, and that's why we did so in baby steps at the beginning. The four key decisions made at that time are today the crux of Dundee Wealth's business plan:

1.	Our overall objective is to gather fee-paying assets to create investment assets under management, our core business.
2.	Our distribution network should encompass all regulatory platforms.
3.	We planned to achieve a robust and easily understood IDA platform which must be full service encompassing all capital market activities, and providing all the tools necessary to compete.
4.	We must self clear, and self administer our back office for distribution.

A recent report on the retail brokerage industry prepared by Earl Bederman of Investor Economics has discovered the many facts and themes which were driving us when we created our vision model in those foggy days of 1998. To quote him:

"the full service brokerage business did not change much during the 20 years from 1972 to 1992. We believe the 20 years from 1992 to 2012 will prove to be much different, with substantial change -an easy call since much of that is already in motion."

"We are confident that the brokerage industry will continue to grow, but the arena of the future will look much different. We see ongoing change in the marketplace and the competitive landscape reflecting:"

  The importance of advice
  The convergence of delivery channels
  Consolidation
  The shift to fee based assets
  The growing focus on the High End"

"We see a continuation of the current trend in which MFDA firms are moving to the IDA platform --- the next challenge is to get their advisors to go beyond their traditional reliance on mutual funds and start taking advantage of the much broader range of product in the IDA world."

Thank you, Earl, we now know that by developing our original vision for wealth management we have responded to an industry strategic shake-up. The cumbersome Canadian wealth management industry has been disrupted, and Dundee Wealth is part of the change.

Dundee Wealth is now in a better position to prosper and create value for its shareholders. The virtual integration of the various operations - investment, product creation, distribution and operational infrastructure will soon be coordinated allowing the embedded growth of AUM to emerge.

We have achieved many of the elements we outlined at the time of Dundee Wealth's creation as necessary for our success.

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What remains for a continuation of value creation is the 2004 completion of the build out of our integrated wealth management business. We know that the completion should be to the satisfaction of our shareholders but we also know that we have to satisfy the many people who are working hard to achieve that value. Above all, we want to secure a working place that provides an advantage to our clients and from which there can be an endless windfall of increased financial compensation reward from our delivery of wealthcare to our clients with competence and integrity.

Real Estate

In June of 2003 we achieved a corporate reorganization of a company Dundee Bancorp started with a minimal investment in 1996. Dundee Realty Corporation was a company in which we originally owned 100%. At the time of the reorganization, we had been diluted down to 45%. After the reorganization we achieved ownership of 85% of Dundee Realty as a land and housing development company and 45% of the Dundee Real Estate Investment Trust. Since June, Dundee REIT has had several treasury issues for cash, which has further reduced our ownership to 31% at time of writing.

Dundee REIT's objective is to deliver a secure and steady cash flow from its diversified portfolio of office and industrial buildings across Canada. Our ownership of the REIT has a market value of approximately $170 million and provides us with a monthly cash income of $1.3 million which we have been converting into trust units since June of 2003. We own the equivalent of 7.4 million trust units.

In order to eliminate plagiarism I am providing below selected portions of Michael Cooper's President message from the very recent annual report of Dundee REIT.

"Since the end of 2002, the value of our enterprise on a per unit basis has increased from $15.45 to $25.40 on March 15, 2004. In addition, upon conversion, each of our investors received $3.00 per share and since then have received an additional $1.46 per unit in distributions. The increase in our unit price together with the cash paid out represent an overall return of about 90%. When the REIT was created in June 2003 we owned approximately 11.1 million square feet of primarily office and industrial properties in Montreal, Ottawa, Toronto, Calgary and Edmonton. Diversification between two core asset classes in five markets provides us with a stable base that is not subject to the volatility of any single market or asset class."

"Towards the end of 2003 and the beginning of 2004, we identified and capitalized on opportunities to grow our business in our core markets - acquiring $260 million of office and industrial properties in Ottawa, Calgary and Toronto. These acquisitions were financed with long-term debt at historically low interest rates. The equity component of the acquisitions was financed through two equity issues totalling $166 million. As a result, we have built an excellent portfolio of high quality properties in the best Canadian markets, and secured a roster of creditworthy tenants with long-term leases. Our goal is to continue building upon this solid platform and to reinforce the confidence that our unitholders have in our ability to make monthly distributions. As we grow and benefit from the additions to our portfolio, increases in portfolio rent and occupancy rates, and from lower interest rates as we renew our existing debt we hope to increase those distributions for our unitholders."

"In this new era, capital is not a scarce resource; quality properties at reasonable prices are. Dundee REIT has been able to grow its business based in part upon our relationships with partners and vendors. We completed the Telus Tower acquisition, a 705,000 square foot office building in

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downtown Calgary, with a strategic partner. We acquired the Palladium Office Campus, 229,000 square feet of office space in Ottawa, based on a long-term relationship with the mezzanine lender. And in our most significant transaction to date, we completed the acquisition of a 1.6 million square foot portfolio of office and flex industrial buildings in Calgary and Toronto from The Pauls Corporation. This portfolio of new properties was highly sought after."

"By all measures, 2003 was a very successful year. The value of our business improved significantly, we increased the size of our portfolio with the addition of excellent new properties, and we successfully completed a restructuring into a very competitive real estate enterprise. Dundee REIT is among the larger real estate investment trusts in Canada and has experienced substantial increases in its trading volume and liquidity. We currently own approximately 13.2 million square feet of properties with an historic cost of about $1.2 billion and we have a market capitalization of about $600 million."

For information on the activities of Dundee Realty Corporation, our now 85% owned land and housing concern, I direct you to page 33 of this report where it is discussed in detail in the Management Discussion and Analysis.

Resources

The genesis of our company is resource based. Dundee Bancorp was originally spun out of a reorganization of International Corona after that company won a landmark lawsuit to regain its ownership of a significant gold mine. Today, the original Corona mines are housed in Barrick Gold Corporation who acquired them from Homestake Gold Mines which is the company to whom we at Dundee Bancorp sold our Corona control position, becoming at that time Homestake's largest shareholder. As a subsidiary of Corona, Dundee Bancorp was at one time the largest shareholder of Franco Nevada which is now Newmont Mines. Later, as part of Dundee's CMP flow through share offerings, we organized a company which today is known as Kinross Gold Mines. More recently, Repadre Capital Corporation, a company we created and built, was merged into IAMGOLD who are now merging with Wheaton River to become yet another significant world gold producer. One could say "been there - done that, why bother to do it again?" The answer is simple, because we can and because the time is right, and because we have the people who can and want to build another significant gold mining company, and because, like our previous precious metals ventures, we expect to make a lot of money.

Dundee Precious Metals, until April 15, 2004, was a closed-end investment company specializing in precious metals. I, along with Peter Cavelti then of Guardian Trust Company and Richard Katz of N. M. Rothschild & Company formed Dundee Precious in 1994. The three groups shared the management for almost ten years until we, as Dundee Bancorp, bought out our partners. For the last 11 years, Jonathan Goodman has managed the company's portfolio of precious metal securities. During that time, the portfolio has constantly outperformed the S&P TSX gold and precious metals Index, achieving an annualized pre-tax return of 22.8%. Notwithstanding the excellence of performance, the shares of the company have consistently traded at a discount to its after tax net asset value. Being a taxable investment portfolio entity was very inefficient. The tax department seems to have the view that because you are good at what you do, you should be taxed as ordinary income rather than capital gains, unlike everyone else who actually lose money some of the time.

Dundee Precious Metals was fortunate to have found a producing mining operation that was in bankruptcy proceeding because of being improperly operated and capital starved for many years. After many months of extensive and expensive due diligence, Dundee Precious bought the assets out of bankrupt Navan Mining plc and on April 15th the shareholders voted in favour of converting the company into an operational mining company.

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Dundee Wealth, as the manager of the Dundee Precious portfolio, was paid 4.6 million shares and an option to buy 2.5 million shares in exchange for termination of its management contract which had five years remaining. Dundee Bancorp - with a previous ownership position of 4.0 million shares - bought this share and option position from Dundee Wealth and exercised the option, giving us, at time of writing, a 21% ownership of Dundee Precious Metals.

After 20 years as an investment company, Dundee Precious starts a new life with an underdeveloped producing gold-copper mine and a developing gold mine with outstanding prospects, both in Bulgaria. The company has over $300 million of cash and marketable securities and no debt. The company has established excellent relations with the Bulgarian authorities and is the largest concession holder of mining properties in a country which has had very minimal systematic exploration activity.

Bulgaria is a country with a free market system waiting to become part of the European Economic Community. It has a stable, freely elected democratic government with a favourable tax regime, and foreign investment is encouraged.

Dundee Precious has put together a staff of over 25 mining professionals and is actively pursuing the upgrading of their existing mine, the development of another and has many other excellent exploration prospects. This strong management team has as its objective to be producing over 250,000 ounces of gold at very low cost within the next three years.

We are the largest shareholder, our total cost of acquisition is well below our view of the net asset value of the company, we are long term in our thinking, and very supportive of the objectives of the company.

See SEDAR and the company's website for more detailed information on Dundee Precious Metals.

Our original Breakwater Resources Ltd. shares came with the formation of Dundee Bancorp in October 1991. There have been some good days, but mostly it has been a troubled position, especially over the last two or three years when we had to support the company with a US$6.5 million line of credit. The debt behind this line of credit has now been repaid, and the company appears to have blue skies ahead.

The company mines base metal deposits globally and in 2003 produced 165,442 tonnes of zinc metal at a cash cost of $0.32 (US) per pound. This cost basis puts Breakwater in the low cost decile of global zinc producers.

Record low zinc prices experienced in 2002 continued well into 2003 and started to recover in the fourth quarter. Breakwater was able to raise new equity in late 2003 and early 2004 and, as a result, repaid all of its outstanding long-term bank debt and has become financially viable once again.

Cash flow from operations increased from $8.6 million in 2002 to $14.7 million in 2003, and Breakwater reported net earnings of $7.1 million compared with a net loss of $19.9 million in 2002. With improving metal prices and a strong balance sheet, this company is positioned to continue its improving performance.

In February 2004 Breakwater signed a letter of intent with Boliden AB to purchase the Myra Falls mine in British Columbia. In 2003 this mine produced 57,400 tonnes of zinc; 10,700 tonnes of copper, 27,300 oz. of gold and 720,900 oz. of silver.

At December 31, 2003, we held 51.9 million shares of Breakwater and held options to purchase 31.8 million shares at a price of $0.19.

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Eurogas is a Canadian based oil and natural gas exploration company focused on creating long-term value through the development of high impact energy projects internationally. We were a founder of Eurogas and have worked closely with Julio Poscente, its CEO and co-founder, for many years.

Eurogas' main thrust is in Spain where they are laying the groundwork for the development of a significant underground natural gas storage facility known as the Castor project. Spain is Europe's fastest growing natural gas market.

Castor is a US$300 million project which has been officially accepted as a strategic element in Spain's energy transportation infrastructure and will be regulated in accordance with the country's legislation. Once in operation, its financial returns will be guaranteed based on a utility business model. Eurogas owns 71% and manages the Castor project.

Eurogas, in partnership with other companies, is also conducting exploration programs for oil and natural gas reserves on exploration concessions on and offshore Tunisia with several potentially high impact wells planned for 2004.

Because of the rapid advance of the Castor project in 2003, and recognizing an opportunity to use the Canadian assets as a base to create a new domestic public oil and gas company, the shareholders have been asked to approve the division of Eurogas into two separate operating companies at a meeting to take place on April 30. The result will be two "pure play" companies enabling capital markets to more properly evaluate the assets and activities of the individual companies.

We hold 51% of Eurogas and therefore consolidate its results in our financial statements. Eurogas had cash flow from operations of $5.5 million in 2003 compared with $3.5 million in 2002.

Great Plains Exploration Inc. will be the spin-off company holding Eurogas' domestic oil and gas production. On the tax-free spin off we will own 51% of this company. Great Plains will be a pure Canadian operation starting with approximately 600 barrels of oil equivalent production per day, a solid reserve base, a large undeveloped land position and a strong balance sheet. The company's objective is to create value through drilling and exploration by utilizing tax flow through dollars and other available capital to achieve mergers and acquisitions. A capable and experienced management team has been put in place.

Banking

It is almost three years since we first made our application to achieve a full Schedule "A" banking licence. We are almost there, and we cannot blame the regulators for the time elapsed. Our company and the wealth management segment of our company have been under constant change during those same three years. We have not been an entity that could encompass easy stand still due diligence. But we are almost there, and we await the day with exciting anticipation.

Bernard Baruch, when describing his life and his investment philosophy, relayed a story that he said he wished he had thought of first. But the story is attributed to Sir Ernest Cassel who was the private banker to King Edward VII. Sir Ernest said:

"When as a young and unknown man I started to be successful and I was referred to as a gambler. My operations increased in scope and volume. Then I was known as a speculator. The sphere of my activities continued to expand and presently I was known as a banker. Actually I had been doing the same thing all the time."

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That observation tells you something about the investment philosophy we instill in our management people. From my background as an investment manager, I have learned, and have shown my colleagues, how to grasp the understanding of business risk and its probability metric, and to have a willingness to embrace it when it is in our favour. That is what differentiates Dundee from those companies that merely exist with the status quo to one that has the potential to build, grow, innovate and make something where nothing even existed before. That is the essence of Dundee, the essence of our enterprise, the essence of our future growth.

Don't get me wrong. We are aware that very often our methods to achieve progress makes it appear to some that we are rolling dice in a gambling fashion. But, let me make it very clear, at Dundee we are not gamblers, we are practicing the art of making calculated decisions when with full knowledge we know that the probabilities are in our favour. We neither speculate, nor do we gamble on what might happen. We try to look forward to what we have to do today in order to achieve the progress that we desire for tomorrow. The advantage of having people who are both daring and wise is a positive force of economic creation often not recognized by those who are only casually following our affairs. An understanding of what probabilities are, and the power to do something about it should always put us on the favourable side of probability - the side which turns up more winners than losers. For us regrets do not come from the taking of an opportunity and losing, but from the failure to do something that causes us to miss an opportunity that we should have pursued. The only positive probability option that we will always choose to eliminate is the one that would create total devastation if we failed.

Capital Markets

Last year was the year when the world awakened to the China factor. Our colleague, Marc Faber, who wrote his book "Tomorrow's Gold" in 2002, was a major factor in bringing China and the entire Asian economic event to the world's attention. While China by itself is still a poor nation dominated by a socialistic dictatorship, its growth has become a very important force in shaping the U.S. and global economies.

China, along with India, South Korea and other Asian countries, are capturing a much larger share of the world's overall growth in gross domestic product, trade and industrial production. While those countries are becoming the provider of industrial products to the world, the United States is becoming a post industrial society.

The stock markets of the world are undergoing a major point of inflection as they begin to understand and digest the implications of the China and Asian factor.

The businesses that will do well and lead the market will be those that earn their profits from providing those Asian economies with what they need - China, Taiwan, South Korea, India need raw materials such as metals, coal, oil, and foodstuff. They, in turn, will be using their cheap labour to produce and supply North America and Europe with finished goods - clothing, electronics, computers. Commodity prices have already risen to meet this new demand - and notwithstanding the immediate current scene, the 21st century commodity boom has not run its course.

It is now clear that the bull market and the era of disinflation that existed and was so wonderful during the 1980's and 1990's appears to have been based on a naive and optimistic view that the American economy and the wonders of technological invention was all conquering, everlasting and beyond valuation metrics. Recent history has shown us that the technology stock optimism was disastrously misplaced and even abused by many. Notwithstanding some recent resurgence, the technology stocks that dominated the previous scene have little chance of being stock market leaders as we go forward. Yes, a stock that went down by 90% can double, but you still lose 80% of your money.

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The new leadership in the capital markets to come will, in all likelihood, be driven by a revisit of an old style fundamental kind of economy with a unique global input. North America and even Europe will survive and do well, but will no longer be the global leaders they were. Asia and particularly China and India, will be centric to the future global economic growth. The other half of the world - 3 billion people - is emerging.

Charged with low interest rates, lower taxes, money supply increases and a major public relations campaign, the Federal Reserve Bank and the George W. Bush administration has developed a United States economy with an impressive head of steam causing real GDP growth to approach a 5% annual rate.

The artificial stimulus to achieve this growth provided the existing fundamentals of productivity gains and low inventories with job creation and greater disposable incomes as well as a seemingly benign inflation scene, when inflation is measured by the CPI with a backward look. Because of these factors and a plethora of unused production capacity most observers, including Alan Greenspan, play down the possibility of inflation as a factor of concern.

When I went to school, we measured inflation with a forward look and we considered it to be a monetary phenomenon. As Steve Forbes recently wrote, the non-inflationists "are making a crucial mistake in confusing price changes resulting from fluctuation in supply and demand productivity with price changes that come about from a debasing of the currency."

Having developed my investment management career in the 1970's along with my partners at Beutel, Goodman & Company, I remember very well the results of an inflationary impact on an economy and its capital markets.

The central bankers of the world, led by the U.S. Federal Reserve, have been reflating the world's economy, i.e. they have opted for inflation rather than deflation. The era of disinflation that started in 1982 and fuelled the greatest bull market of all times, is over.

We are facing a period of years ahead where monetary inflation will have an impact. Yes, the concern now is that the Federal Reserve will raise interest rates and drive away inflationary fears, but to a certain extent this Fed has so pumped the reflationary effect that they should be concerned about pulling a Volcker style interest rate raid on any inflationary expectations.

The huge and continuously rising overhang of U.S. consumer debt cannot afford even the perception of much higher end interest rates. The net result is that we should expect to continue living with negative real interest rates and a continuation of prices reflecting inflation. In the investment world, inflation is not just another economic statistic, it determines our entire investment environment. Regulators and most investors today are so concerned about economic uncertainty and corporate governance that they have missed the true concern. That of inflation and its causes.

One of the causes of inflation is the cost of the geopolitical development regarding terrorism. We are at war with Islam-fascism. A radical religious sect is aiming at world domination through the use of limitless violence. The United States is at war - a war against an announced Jihad and terrorism along with the threat of economic blackmail on the supply of oil. This will mean that regardless of who wins the U.S. election in November, the fundamental factors will cause that country to run deficits rather than surpluses. Deficits are nothing more than an increase in the supply of money and have always eventually led to inflation. Plan on inflation being something to be worried about in your investment portfolio - we have.

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Notwithstanding this feeling about inflation and my belief that we should be prepared for its effect, it is not likely to be as totally devastating as it was in the seventies. It is my belief that we have much to be hopeful for as the global economy unfolds. The long boom in the economy that has been experienced since the 1950's should soon once again resume as we become advantaged by the many technological advances like better communication and transporting of information, genomics, proteomics and others. My comments above relate only to stock market activities of mostly technology and other over-valued stocks, not to everyday life and our standard of living. Not realized by most, the valuation levels of the stock market as measured by a popular index is not necessarily linked directly to the underlying economic growth. As the stock market leadership changes, the popular indices only react on a lagged basis. The adventures and misadventures of democratic capitalism are today being played out in parts of the world that have never previously participated and it is these events that places the capital markets as we knew them in an uncomfortable position. With that uncertainty it is only natural that we become more concerned about the future rather than relying on the forces that helped shape our past.

We have many people to thank for our strong performance in 2003. Some of them have already been mentioned in our Dundee Wealth Annual Report message, but there are others. After 16 years of yeoman service to the company in a variety of positions and circumstances, Garth MacRae is taking early retirement at age 70. In his most recent position as our Vice Chairman and Chairman of Breakwater and Black Hawk, Garth - along with Colin Benner - was instrumental in steering us through, in one case, a financial mess that was left by others, and arranging a successful merger in the other. Garth remains as a board member of Dundee Bancorp and several other of our subsidiaries and affiliates, as well as non-executive Chairman of Breakwater.

The reorganization of Dundee Realty to create the Dundee REIT was complicated and financially complex. More importantly, it was frustrating as it was impossible to satisfy all parties. Michael Cooper was on the job 24/7 and we salute him for his expertise, determination and commitment. Michael remains the President and CEO of Dundee Realty which is 85% owned by Dundee Bancorp, as well as the same position in the Dundee REIT - 31% owned by us.

In addition to providing superb performance for Dundee Precious Metals, Jonathan Goodman was instrumental in the complex negotiations leading to the sale of our Zemex position on favourable terms, the merger of Repadre with IAMGOLD and the conversion of Dundee Previous Metals into an operating company. In addition, his duties included overseeing Dundee Wealth's flow through share business, CMP and Canada Dominion Resources. We were able to better utilize the cash proceeds from the sale of Zemex and IAMGOLD to invest $100 million in Dundee Wealth and a further $46 million in Dundee Precious. Jonathan leaves as the President of Dundee Resources, taking over the CEO position at Dundee Precious as a full time occupation. He remains a board member of Dundee Bancorp and I can assure you that I still have his ear and use of his wonderful mathematical mind.

The importance of Don Charter and David Goodman to the events at Dundee Wealth Management has been commented on at length in the Annual Report of that company. To all of the above, thank you for an excellent year.

As can be seen from our activities during 2003, we have achieved some major changes to our corporate holdings. In 2004 and beyond we look forward to justifying these changes by reaping the rewards of increased shareholder value. While we do not have certainty to our expectations, we have excellent probabilistic feelings.

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We are cautiously confident that Dundee Wealth's acquisition of the Cartier financial advisory network will be successfully integrated into Dundee, providing increased values to financial advisors and their clients. The delivery of wealth care with competence, with the correct tools, with integrity and in the best interest of the ultimate customer is how we will attract assets under management and AUM CREATES OUR VALUE.

For over 40 years Dynamic Mutual Funds and latterly Goodman and Company Investment Counsel have been industry regarded as innovative and creative providers of investment solutions with excellent performance. We fully expect that we can continue to be deserving of that reputation as we go forward.

Our ownership of Eurogas will provide us with a new, exciting Canadian oil and gas company -Great Plains Exploration. We look forward with optimistic expectation to the swift growth of that company. In addition, 2004 will be a decisive year for Eurogas as they move forward with the feasibility study on the significant Castor gas project and the drilling of two or three potential impact wells in Tunisia and Spain.

The housing market appears to have not lost any steam and Dundee Realty's land and housing operations should provide a continuous allbeit lumpy, source of cash flow and earnings. Dundee REIT has expanded dramatically and our monthly rental revenue should be maintained or increased.

Breakwater has announced a new acquisition and has plans to expand its existing operation. Now that it is free of its debt constraints Breakwater should be in excellent position to reap benefits from higher commodity prices.

Our precious metal position is now housed in Dundee Precious Metals. That company is in the capital expenditure mode to increase productivity of its Bulgarian operation from 500,000 tonnes per year to as much as 1.5 million tonnes per year or more. The development of a second orebody, when added to the current productive potential, could eventually create an entity producing as much as 350,000 or 400,000 ounces of low cost gold per annum.

I remain an optimist about the fact that the circular flow of capitalism will continue to allow the world to appreciate the impact of entrepreneurship and allow those with innovating capacity to flourish while increasing the opportunities for our children and grandchildren and those in the world of emerging economies.

On behalf of my family ownership, our management team and our board of directors, I thank all of our fellow shareholders who have had the faith to stick with us, and can only promise to continue to attempt to deliver more of the same.

April 18th, 2004

President and CEO

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D U N D E E    B A N C O R P    I N C .

M A N A G E M E N T ' S     D I S C U S S I O N    A N D    A N A L Y S I S

DUNDEE BANCORP INC. (the "Company" or "Dundee Bancorp") is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings. In each case, these investments include both publicly traded and private companies, and depending on the percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our investments differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. It is important to mention that we do not view our Company as a fund, nor do we concern ourselves about the daily trading prices in the marketplace. For the most part, we have founded and built the companies that we own and we take an active role in the development, if necessary. As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This Management's Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of April 30, 2004.

O P E R A T I N G     S E G M E N T S

During 2003, our business changed as a result of significant transactions in both our wealth management and real estate business units. In our resources business, we have concentrated our investment holdings in a few larger investees and have disposed of others, including most of the less significant holdings. As a result, we reevaluated the composition of our operating segments and we have reclassified our resources and real estate investments that were previously included in the "Corporate and Investment Portfolio" segment into either the real estate or the resources operating segment, as appropriate. We have reclassified the comparative figures to be consistent with the new segmented presentation.

We are now reporting four operating segments as follows:

WEALTH MANAGEMENT

The wealth management segment consists of the wealth management operations of our 68% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), and its operating subsidiaries, as well as the wealth management activities conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

REAL ESTATE

The real estate segment consists of the land and housing operations of our 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"), as well as our interest in Dundee Real Estate Investment Trust ("Dundee REIT").

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RESOURCES

The resources segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation ("Eurogas"), and our interests in Dundee Precious Metals Inc. ("Dundee Precious") and Breakwater Resources Ltd. ("Breakwater").

OTHER INVESTMENTS AND CORPORATE COSTS

Our corporate and other investment holdings segment includes our remaining corporate investments which are either accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

S E L E C T E D    C O N S O L I D A T E D    F I N A N C I A L   I N F O R M A T I O N    O F    D U N D E E    B A N C O R P

(in thousands of dollars except for number of shares and amounts per share)

For the years ended December 31	2003	2002	2001

Total assets	1,738,230	1,216,405	1,050,132
Corporate debt	295,622	238,628	203,799
Future income tax liabilities	38,670	54,847	42,415
Other liabilities	561,376	335,520	320,342
Non controlling interest	245,927	108,444	37,721

	1,141,595	737,439	604,277
Net assets represented by common shares	596,635	478,966	445,855

Revenue	443,505	272,753	240,259
Investment income	44,545	10,942	8,421
Share of earnings (loss) of equity accounted investments	8,926	2,252	(20,124)
Investment provision	(4,655)	(9,265)	(31,379)
Dilution gain	32,700	75,680	-
Extraordinary gain	19,951	-	-

Net earnings (loss) before extraordinary gain	100,959	50,256	(56,965)
Net earnings (loss) for the year	120,910	50,256	(56,965)

Weighted average number of common shares (in thousands of shares)
Basic	25,217	25,436	26,212
Diluted	25,475	25,640	26,212

Earnings (loss) per share before extraordinary gain
Basic	4.00	1.98	(2.17)
Diluted	3.96	1.96	(2.17)

Earnings (loss) per share
Basic	4.79	1.98	(2.17)
Diluted	4.75	1.96	(2.17)

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P E R F O R M A N C E     M E A S U R E S    A N D    B A S I S    O F

P R E S E N T A T I O N

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. Dollar amounts referred throughout this Management's Discussion and Analysis, including tabular amounts, are reported in Canadian dollars. Management believes that important measures of the Company's operating performance and that of its subsidiaries include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant to an understanding of the economics of our business:

  "AUA" or "Assets under Administration" which represent the market value of client assets administered in respect of which Dundee Wealth earns commissions, trailer fees and administrative and other similar fees. AUA are not reflected on the Company's balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in their respective AUM.
  "AUM" or "Assets under Management" which represent the market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee. AUM are not reflected on the Company's balance sheets.
  "EBITDA" which represents earnings before interest, taxes, depreciation and amortization earned directly by Dundee Wealth. The Company uses this measure as a supplement for net earnings and cash flows in the wealth management segment.
  "Operating Earnings before Interest, Taxes and Other Non Cash Items" and "Operating Earnings" are set out in the consolidated statements of operations of the Company. While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings of the Company.

A C C O U N T I N G    P O L I C I E S    A N D    E S T I M A T E S

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require our management, or management of investee companies, to make judgements and estimates on matters that are uncertain. Changes in these estimates may have a material impact on financial results and on the Company's financial condition. A summary of significant accounting policies and new policies adopted during 2003 are discussed in notes 1 and 17 to the 2003 audited consolidated financial statements of the Company. Some of the more significant judgements and estimates made by management are discussed below:

Carrying Value of Investments - We own investments in publicly and privately issued securities, which are generally carried at cost. From time to time, management assesses whether a write-down is required to reflect an other than temporary decline in value. To complete its assessment, management will look at a number of factors, including the market price of the security, if available, the conditions and prospects of the underlying business, including its profitability, and comparable valuations. We may also use other valuation techniques such as discounted cash flow valuation models. Many of these factors require management to make subjective estimates. Where appropriate, an investment provision will be made against the carrying value

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of the investment. Under current GAAP, any subsequent recovery in the value of an investment that has been provided for cannot be realized until the investment is disposed of. Investment provisions are reflected as a separate line item on the consolidated statements of operations.

Allowance for Credit Losses - In accordance with brokerage industry practice, client transactions within Dundee Wealth are entered into on either a cash or margin basis. When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned. Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory guidelines. Dundee Wealth has established an allowance for credit losses which consists of specific and general components based on management's estimate of such losses. Dundee Wealth compares the amount loaned to each client to the market value of securities held in such accounts to determine the provision for credit losses. The market value of the securities held as collateral can fluctuate daily based on market forces, which could lead to an unexpected increase in the provision or additional credit losses.

Provision for Litigation - The Company and its subsidiaries are defendants in various legal actions, some of which relate to activities of acquired entities that arose prior to the date of acquisition. The Company's operating results include a provision for potential liabilities in respect of these matters, which provision is determined using management's best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company. The claims are reviewed every quarter or as new information becomes available. In certain cases, legal claims may be covered under the Company's various insurance policies.

Goodwill and Other Intangible Assets Impairment - Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least on an annual basis. Determining the useful lives and values of intangible assets requires judgement by management. To assess possible impairment of intangible assets, we have developed several models that provide for changes in various business measures. In the case of Dundee Wealth, these would include changes in AUA and AUM as well as an estimate of forward earnings. These models are applied consistently from year to year.

Business Combinations - Management uses judgement in applying the purchase method of accounting to business combinations and, specifically, in identifying and valuing identifiable assets and liabilities acquired on an acquisition. In certain cases, identifiable assets are valued using a discounted cash flow model which is subject to a variety of assumptions. The value placed on the assets and liabilities acquired will have an effect on the amount of goodwill that the Company will record on an acquisition.

Income Taxes - Management estimates income taxes payable and the values of future income tax assets and liabilities and assesses the realization of these deferred income tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of loss carry forwards as well as prudent feasible tax planning strategies. The amount of a future income tax asset could be reduced in the future by a charge to current income if forecasted income during the carry forward period is not achieved, or is later determined not likely to be achieved. Tax balances may also change as a result of governmental changes or proposed changes to the rate of taxation.

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Valuation of Other Assets - Real estate assets such as land under development and housing and condominiums are stated at the lower of cost and net realizable value. In calculating net realizable value, management must estimate future cash flows from land that is not yet sold but under development, and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.

In the case of oil and gas properties, the amounts recorded for depletion and depreciation, the provision for future site restoration and abandonment costs and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. Although some of these calculations are supported by reports of third party independent consultants, they are in some instances, based on the net present value of future cash flows and tax rates which are subject to assumptions.

C H A N G E S    I N    A C C O U N T I N G    P O L I C I E S    A D O P T E D    I N    2 0 0 3

In 2003, the CICA amended the provisions of Section 3870 "Stock based Compensation and Other Stock based payments". The provisions now require the use of the fair value method to measure and recognize stock based compensation in fiscal years beginning on or after January 1, 2004. The amendments require application on a retroactive basis, with or without restatement of prior periods, for stock options and other stock based compensation issued on or after January 1, 2002. Alternatively, the new requirements permit prospective application if a company elects to adopt the new requirements in a fiscal year ending prior to January 1, 2004. The Company has elected to adopt prospectively, the requirements of Section 3870 in 2003, and record as compensation expense the fair value of stock based compensation issued on or after January 1, 2003. Certain subsidiaries of the Company have granted stock options during 2003, resulting in additional compensation expense of $91,000.

In addition, the Company adopted the requirements of CICA Accounting Guideline 14 which requires additional disclosure in the financial statements about a guarantor's obligations under certain guarantees. Guarantees issued by the Company are disclosed in notes 12 and 17 to the audited consolidated financial statements.

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S E G M E N T E D     O P E R A T I N G     R E S U L T S

For the year ended December 31, 2003

compared with the year ended December 31, 2002

(in thousands of dollars)						2 0 0 3

	Wealth Management			Other Investments and Corporate Costs
		Real Estate	Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$195,220	$-	$-	$-	$-	$195,220
Redemption fees	10,515	-	-	-	-	10,515
Financial services	147,622	-	-	5,843	(4,816)	148,649
Real estate revenue	-	77,761	-	-	-	77,761
Oil and gas sales, net of royalties	-	-	11,360	-	-	11,360
Investment income (loss)	236	-	39,642	5,869	(1,202)	44,545

	353,593	77,761	51,002	11,712	(6,018)	488,050

EXPENSES
Selling, general and administrative	140,882	2,311	1,576	11,044	(3,366)	152,447
Variable compensation	82,144	-	-	-	-	82,144
Trailer fees	33,448	-	-	-	-	33,448
Operating costs, real estate	-	58,990	-	-	-	58,990
Operating costs, oil and gas properties	-	-	4,452	-	-	4,452

	256,474	61,301	6,028	11,044	(3,366)	331,481

OPERATING EBITDA	97,119	16,460	44,974	668	(2,652)	156,569
Amortization of deferred sales commissions	42,404	-	-	-	-	42,404
Depreciation, depletion and amortization	5,179	1,067	2,234	1,059	-	9,539
Interest expense	5,225	554	33	12,771	(2,652)	15,931

OPERATING EARNINGS (LOSS)	44,311	14,839	42,707	(13,162)	-	88,695

Equity earnings	-	10,591	(2,228)	563	-	8,926
Investment (provision) recovery	158	-	(747)	(4,066)	-	(4,655)
Non controlling interest	(8,184)	-	(281)	-	-	(8,465)
Extraordinary gain	-	19,951	-	-	-	19,951

	$36,285	$45,381	$39,451	$(16,665)	$-	104,452

Dilution gain						32,700
Income taxes						(16,242)

NET EARNINGS FOR THE YEAR						$120,910

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(in thousands of dollars)						2 0 0 2

	Wealth Management			Other Investments and Corporate Costs
		Real Estate	Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$130,460	$-	$-	$-	$-	$130,460
Redemption fees	9,867	-	-	543	-	10,410
Financial services	124,987	-	-	4,730	(4,730)	124,987
Real estate revenue	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	6,896	-	-	6,896
Investment income (loss)	4,684	-	2,984	3,650	(376)	10,942

	269,998	-	9,880	8,923	(5,106)	283,695

EXPENSES
Selling, general and administrative	123,090	-	1,472	5,726	(4,730)	125,558
Variable compensation	71,307	-	-	-	-	71,307
Trailer fees	22,973	-	-	-	-	22,973
Operating costs, real estate	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	2,037	-	-	2,037

	217,370	-	3,509	5,726	(4,730)	221,875

OPERATING EBITDA	52,628	-	6,371	3,197	(376)	61,820
Amortization of deferred sales commissions	34,571	-	-	-	-	34,571
Depreciation, depletion and amortization	6,230	-	1,893	786	-	8,909
Interest expense	2,897	-	44	11,486	(376)	14,051

OPERATING EARNINGS (LOSS)	8,930	-	4,434	(9,075)	-	4,289

Equity earnings	-	4,600	(2,768)	420	-	2,252
Investment provision	(793)	-	(2,811)	(5,661)	-	(9,265)
Non controlling interest	(12,933)	-	(2,319)	-	-	(15,252)

	$(4,796)	$4,600	$(3,464)	$(14,316)	$-	(17,976)

Dilution gain						75,680
Income taxes						(7,448)

NET EARNINGS FOR THE YEAR						$50,256

R E S U L T S    O F    O P E R A T I O N S

YEAR ENDED DECEMBER 31, 2003 compared to YEAR ENDED DECEMBER 31, 2002

W E A L T H     M A N A G E M E N T

Dundee Wealth is our largest holding. It is a financially large, fully integrated wealth management organization listed on the TSX that focuses on growing its AUM by creating a unique platform for financial advisors and their clients and by providing them with innovative and efficient investment solutions. Dundee Wealth sells its products and investment solutions through over 30,000 independent financial advisors across Canada, including approximately 3,300 of its own registered financial advisors.

Today, Dundee Wealth has approximately $40 billion of combined fee generating AUA and AUM. On December 30, 2003, Dundee Wealth completed the acquisition of Cartier Partners Financial Group Inc. ("Cartier") for $217.2 million in a combination of cash and shares. This significant acquisition transformed Dundee Wealth into one of the largest independent wealth management companies in Canada. To complete the Cartier acquisition, Dundee Wealth raised $190 million in an equity offering prior to year end. The public subscribed for $100 million of the offering and we took down $90 million.

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Due to our controlling interest, we report Dundee Wealth's results on a line by line consolidated basis. Additional information on the results of Dundee Wealth, as reported by Dundee Wealth, can be found at www.sedar.com or www.dundeewealth.com.

Dundee Wealth had a stellar year, generating EBITDA of $99 million in 2003 compared with $53 million in 2002. Results in 2003 are before including Cartier as Cartier was acquired on the second last day of the year. This increase in EBITDA is due to growth in average fee generating AUM from $7.0 billion in 2002 to $9.2 billion in 2003, performance fees earned in 2003 of $28.9 million and from higher financial service revenues in the current year.

(in millions of dollars)

	2003	2002

Assets under management, January 1	$8,632	$6,476
Net sales	436	210
Acquisitions:
Cartier	551	-
DynamicNova	-	1,941
Canada Dominion LPs	-	124
Market appreciation / (depreciation)	1,915	(119)
Discretionary assets under administration	466	268

Assets under management, December 31	$12,000	$8,900

Assets under administration, December 31	26,420	8,458
Combined assets under management and administration, December 31	$38,420	$17,358

Dundee Wealth's business consists of investment management, financial advisory and capital markets. The investment management business comprises the portfolio management and advisory function to a variety of investment products, including mutual funds, fee-based products, closed-end funds, tax-assisted products and private client assets. Dundee Wealth earns management fees, calculated as a percentage of the current market value of the assets managed, and in respect of certain portfolios, may also earn performance fees if the performance of the portfolio exceeds its benchmark. Transactions for purchases of mutual funds are conducted on an initial sales charge basis, with the investor paying commissions directly to the financial advisor, or on a deferred sales charge basis. Under a deferred sales charge basis, Dundee Wealth pays a commission to financial advisors, but when mutual fund units are redeemed within a certain period, a redemption fee is charged to the investor. Dundee Wealth also pays trailer fees, calculated as a percentage of managed assets, to financial advisors to assist them in providing ongoing service to clients in respect of assets managed. In accordance with GAAP, to the extent that fees, commissions or trailer fees are paid to Dundee Wealth personnel or agents, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions. Therefore, certain industry comparisons would not be precise.

The financial advisory business includes a wide range of wealth management products and services that are provided to clients. Investment products include those managed by the investment management division as well as third party sub-advisors. Dundee Wealth's subsidiaries are registered as securities dealers, mutual fund dealers, managing general insurance agents or mortgage brokers, and through these various regulated entities, are capable of providing a full suite of wealth management solutions to clients. Revenues from the financial advisory business consist of commissions, trailer fees, administrative fees and interest, and are included as "financial service revenues" in our consolidated operating results. Commission revenues are dependent on the level of sales activity, while trailer revenues are dependent on the level of AUA, which as at December 31, 2003, stood at $26.4 billion (2002 - $8.4 billion).

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The capital markets business consists of investment banking, institutional sales and trading and research. Dundee Wealth earns commissions, fees and trading profits as a result of these activities.

Variable compensation is directly related to the level of financial service revenues and represents the amount paid to financial advisors or other professionals who are remunerated on a commission basis.

Our international wealth management operations are conducted through The Dundee Bank, incorporated under the laws of the Cayman Islands, which holds a Category B Banking License and a trust license from the Cayman Island Monetary Authority. The Dundee Leeds Group, wholly owned subsidiaries of The Dundee Bank, are companies incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands and provide administrative services to over $14 billion of mutual funds, hedge funds and other investment clients. The Dundee Leeds Group also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

ACQUISITIONS AND RESULTING DILUTION GAINS

The wealth management division has expanded its investment management and advisory businesses through strategic acquisitions as well as through internal growth. Dundee Wealth completed three significant acquisitions in 2003 and 2002, which had the effect of increasing AUA and AUM. Details of these acquisitions are provided in note 2 to the consolidated financial statements of the Company. The business operations acquired in 2002 were successfully integrated into Dundee Wealth's operations during 2003. The integration of Cartier, which was acquired on December 30, 2003, is expected to be lengthy, continuing through mid-2005. The Cartier acquisition added $16.7 billion of AUA, $500 million of AUM and 2,900 financial advisors to the wealth management business. The integration of Cartier will allow Dundee Wealth to achieve economies of scale and realize operating synergies by eliminating duplicated infrastructure costs, and by providing better products and services to its newly acquired financial advisors, ultimately leading to increased AUA and AUM. Dundee Wealth's selling, general and administrative costs will increase as a result of the Cartier transaction, due to both new costs that we acquired and costs that we will have to expend in order to integrate the Cartier business operations with our own. Offsetting these costs will be increased financial service revenues, net of associated increased variable compensation, largely in the form of retail commissions and trailer revenues from the significant AUA administered by these financial advisors.

In 2002, we reported a dilution gain of $75.7 million which resulted from the issuance of shares by a Dundee Wealth subsidiary at a price in excess of Dundee Wealth's carrying value as the share issuance had the effect of diluting our indirect interest in the underlying business. The share issuance was in consideration for Dundee Wealth's acquisition of DynamicNova Inc. ("DynamicNova"), a mutual fund management company with $2.1 billion of assets under management. The shares were issued to the Caisse de depot et placement du Quebec ("Caisse"), the former majority shareholder of DynamicNova.

As a result of both the acquisition of Cartier, which was partially settled by the issuance of shares of Dundee Wealth, and a $190 million equity financing completed by Dundee Wealth during 2003 ($100 million of which was issued to the public and $90 million of which was acquired directly by Dundee Bancorp), our interest in Dundee Wealth was diluted from 84% to 68%. This resulted in a dilution gain of $32.7 million in 2003, as these shares were also issued at a price in excess of the Company's carrying value in Dundee Wealth.

OPERATING RESULTS

Revenues in the wealth management segment grew 31% from $270.0 million in 2002 to $353.6 million in 2003. Higher average AUM, improved management fee rates, enhanced efficiencies in administration and significant performance fee revenues in 2003 account for

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$63.8 million of this increase. Revenues from financial service activity also increased by a further $22.6 million, while redemption fee revenue and revenue from investments decreased by $3.8 million on a combined basis.

Selling, general and administrative expenses of the wealth management division increased from $123.1 million in 2002 to $140.9 million in 2003. Included in this increase is approximately $6.0 million in compensation costs relating to higher performance fees revenues as well as over $4.0 million in sub-advisory fee arrangements, most of which were inherited on acquisitions completed in 2002.

Increases in variable compensation and trailer fees are consistent with increases in financial service revenues and AUM, respectively. Increases in amortization of deferred sales commissions relate to the addition to the commission pool of $32.7 million from the acquisition of DynamicNova, and higher amounts of gross sales. These commissions are deferred for accounting purposes and amortized over a five-year period. The acquisition of Cartier added a further $9.0 million to the commission pool at the end of 2003.

The Dundee Leeds Group, a subsidiary of The Dundee Bank, provides administration and accounting services to third party hedge and investment funds with approximately $14.3 billion in assets. In the fourth quarter of 2002, there were extensive changes made to the management and operations of the Dundee Leeds Group. These initiatives have resulted in improved efficiencies and a 35% increase in management and administration fees to $3.7 million in 2003 compared with $2.7 million in 2002, accounting for the remaining increase in management and administrative fee revenues. The improvement in revenue was achieved without significant increases in operating costs.

R E A L    E S T A T E

DUNDEE REALTY PLAN OF ARRANGEMENT

Our real estate operations represent another significant business for us and are conducted through our 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty") and our 37% ownership interest in Dundee Real Estate Investment Trust ("Dundee REIT"). Dundee Realty was previously an equity accounted investment. On June 30, 2003, we acquired all of the Dundee Realty shares we did not own, through a court-authorized plan of arrangement and, as a result, Dundee Realty is now required to be reported on a consolidated basis. Pursuant to the arrangement, substantially all of Dundee Realty's revenue properties were transferred to Dundee REIT, a newly created, publicly traded, real estate investment trust. The remaining business of Dundee Realty, consisting of a land and housing operation and certain other assets which were not appropriate for a REIT, was acquired by and became a private subsidiary of Dundee Bancorp, with certain of Dundee Realty's management retaining a 15% interest. Our continuing interest in the assets that are now part of Dundee REIT continue to be accounted for using the equity method.

GAAP requires that we report the increase in ownership in Dundee Realty as a "step purchase" and allocate the cost of the purchase to each of the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition according to the proportion acquired. GAAP also requires that when the estimated amounts assigned to assets acquired, net of liabilities assumed, exceed the cost of purchase, the excess, referred to as "negative goodwill", should be eliminated by making a pro rata reduction of such amounts that would otherwise be assigned to all of the acquired assets, except for certain financial assets, assets to be disposed of by sale, future income taxes, and other current assets. Any remaining excess is presented as an extraordinary gain.

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At the time of the plan of arrangement, we owned 43% of Dundee Realty as a result of purchases made historically. The one line carrying value of our investment at that time was comprised of our purchase price at cost, along with our share of Dundee Realty's earnings throughout our holding period, reduced by historical negative goodwill. As we are now consolidating Dundee Realty, our consolidated assets and liabilities related to Dundee Realty consist of the assignable costs from our previous purchases as well as the assignable costs in respect of the June 30, 2003 step purchase of the remaining interest.

In our June 30 and September 30, 2003 interim financial statements, we reflected the estimated details of the purchase price and the purchase price allocation to the various assets and liabilities based on the information that was available to us as of those dates. Based on that information, we estimated that the negative goodwill would amount to $127 million, including associated taxes. We deducted this excess from the carrying value of real estate assets as at June 30, 2003 in both the June 30 and September 30, 2003 interim financial statements. We have since finalized the purchase equation. As a result, it has been determined that the aggregate purchase excess, or negative goodwill, should be $115 million. We have applied $95 million of this excess to reduce the carrying value of various individual assets. The balance, amounting to $20 million, is being reported as an extraordinary gain. The main reasons for this adjustment from our preliminary estimates were the complexities involved in management's calculation of estimated fair values, including the necessary time to analyze and perform valuations on a property by property basis, the identification of long-term assets to which the negative goodwill could be allocated, and certain tax related calculations that could not have been finalized prior to year end. Of the total $115 million noted above, $32 million relates to our historic purchases of interests in Dundee Realty prior to June 30, 2003 and, by virtue of consolidation accounting versus our previous method of equity accounting, is now reflected on a line by line basis in the assets and liabilities of Dundee Realty. The $95 million that has been applied to reduce the carrying value of assets will be amortized to income on the same basis as the underlying assets or will be recognized as income when assets are sold.

LAND AND HOUSING BUSINESS

The operating business remaining in Dundee Realty consists of land development operations in Saskatoon, Regina, Edmonton and Calgary. Dundee Realty also has land development projects in Toronto and Colorado, including a high-rise condominium project in Toronto, and it owns a small number of revenue properties. These operations consist of acquiring, owning and developing land for sale. The vacant serviced land is either sold to a third party who then handles the construction or in some instances Dundee Realty may conduct the construction of the home, condominium or other such project itself. Land is initially purchased and considered "held for development" and its carrying value will include pre-development costs, certain interest costs and property taxes. Land is transferred to "land under development" when a construction project commences. All development costs are capitalized to the cost of land under development. Housing and condominium assets are either under construction, or completed and held for sale. Dundee Realty also earns income from revenue properties owned, and from management and other fees in respect of its 50% interest in the management company that services Dundee REIT and other third parties.

DUNDEE REIT

Dundee REIT owns over $1.2 billion of high quality, affordable office, industrial and retail assets. It focuses on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada. Its portfolio consists of approximately 13.1 million square feet in Toronto, Ottawa, Montreal, Calgary and Edmonton. Dundee REIT aims to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from an office and industrial property revenue-producing portfolio that is diversified by geographic location. Dundee REIT owns the other 50% interest in the management company that manages rental properties. Our interest in Dundee

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REIT is represented by limited partnership units of a subsidiary of Dundee REIT which are convertible into Dundee REIT units at any time. The limited partnership holds all of the rental properties of Dundee REIT. During 2003, Dundee REIT distributions of $6.6 million received by us were reinvested into additional units of Dundee REIT. Our interest in Dundee REIT, which stood at 42% at the time of the arrangement has been diluted to 37% at December 31, 2003, and further to 31% post year end as a result of equity issuances that have been completed by Dundee REIT since its formation. The equity issuances were used primarily for acquisitions.

It should be noted that given that our effective ownership interest in the Dundee REIT assets did not change as a result of the plan of arrangement, we continue to use our historical carrying value for that investment. The carrying value for the investment in Dundee REIT has been adjusted to reflect a reallocation for certain taxes associated with the change in the underlying structure of the assets that has occurred as a result of the plan of arrangement. As a result of these adjustments, the June 30, 2003 balance which was reported as $131 million has been reduced to $126 million as at that date.

Additional information on the results of Dundee REIT, as reported by Dundee REIT, can be found at www.sedar.com or at www.dundeereit.com.

REAL ESTATE OPERATING RESULTS

(in thousands of dollars)

Components of Real Estate Operations*		Operating	Operating
From acquisition on June 30, 2003 to December 31, 2003	Revenue	Costs	Margin

Revenue properties	$4,036	$5,152	$(1,116)
Land	37,880	28,544	9,336
Housing and condominiums	24,128	23,403	725
Management operations	2,442	1,891	551
Gain on sale	7,758	-	7,758
Other	1,517	-	1,517

	$77,761	$58,990	$18,771

* Excludes general and administrative expenses, interest expense and depreciation and amortization

Real estate operating margins of $18.8 million for 2003 include $11.6 million of income relating to negative goodwill in respect of our historic purchase price discrepancies. The $11.6 million of income consists of $0.2 million of reduced amortization, $7.6 million in gains from revenue properties sold and $3.8 million from land inventory sold in 2003. Although the $7.6 million related to revenue properties were sold in the third quarter, this amount, along with the associated taxes, has been reported in the fourth quarter after finalization of the purchase price allocation. In addition to these amounts, we earned equity earnings of $10.6 million in 2003 from real estate operations, including $6.3 million from Dundee Realty prior to the plan of arrangement and $4.3 million from Dundee REIT since its formation on June 30, 2003. Dundee REIT has been making monthly distributions of $0.183 per unit and our monthly distribution has been approximately $1.3 million. For 2003, we have elected to receive additional units in lieu of our cash distributions.

Housing starts throughout Canada were at unprecedented 12 year highs throughout 2003. Dundee Realty sold more lots than originally budgeted and the interest for lots to be developed in 2004 remains high. In Edmonton, we agreed to acquire approximately 450 acres of land adjacent to an existing project in order to refresh our land bank and continue the development program as existing lands are sold. In Calgary, our inventory is being reduced and although we continue to find small parcels to develop in the short term, our inventory is limited, and this will affect profitability in 2004 and 2005. We own 320 acres of land and agreed to purchase another

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160 acres for $14 million in the south end of Calgary, which has not yet been approved for development. In Saskatoon, we are in the pre-development stage of two new projects; one being the development of exclusive housing lots surrounding a golf course and the other being a 660 acre development site. These projects will provide a stable supply of lots in all price brackets. In Regina, we continue to develop on lands that are currently being built out.

In Colorado, we pre-sold 22 units of a 26 unit luxury condominium project that will commence development in late spring 2004, and is expected to be completed in the fall of 2005. We also anticipate the marketing of a 14 unit townhouse development in Keystone, Colorado in the summer of 2004.

The first tower of the Pantages condominium project in downtown Toronto is substantially completed and the building is awaiting registration in order to close on the sold units. The 21 storey adjacent Opus Tower is expected to be substantially completed by the end of 2004. In the Opus Tower, 102 out of 150 units have been pre-sold. Subsequent to year end, we acquired a 50% interest in the second and third phase of a luxury condominium development in downtown Calgary for $7 million. The first phase is completed, the second phase consists of 77 units and the third phase is anticipated to have 110 units. Construction of phase two is anticipated to commence in 2004. Dundee Realty is the co-developer of the project.

R E S O U R C E S

Results from our resources segment increased significantly in 2003 with operating earnings growing from $4.4 million in 2002 to $42.7 million in 2003. Most notable were realized investment gains from the disposition of certain resource holdings in 2003, including our entire position of Zemex Corporation and a large part of our interest in IAMGOLD. These gains for 2003 amounted to $39.6 million as compared to $3.0 million in 2002. Results of 51% owned Eurogas Corporation ("Eurogas") also improved during 2003 with oil and gas revenues increasing to $11.4 million compared with $6.9 million in 2002. Eurogas' operating costs have increased from $2.0 million in 2002 to $4.5 million in 2003.

In addition to our interest in Eurogas, our resource holdings also include our interest in Dundee Precious Metals Inc. ("Dundee Precious"), which as at December 31, 2003 stood at 11% but which was increased subsequent to year end to 21% (see below), our 18% interest in Breakwater Resources Ltd. ("Breakwater"), and several smaller investments in the resource sector. Each one of these companies is currently undergoing or has undergone some form of transformation or major event during 2003.

The board of directors of Eurogas has proposed a plan to reorganize the company by separating the assets and operations into two parts, Canadian and foreign, with each part existing in a separate public company. Management of Eurogas believes that this will maximize shareholder value by having separate management teams focus on the unique business opportunities in each of the business units. This reorganization will be subject to various approvals, including approval of Eurogas' shareholders. Currently, Eurogas receives revenues in the form of oil and gas sales, net of royalties, on properties located in Canada. Properties owned in Spain and Tunisia are in various stages of exploration and development and several engineering and geo-technical studies are underway. The Spanish assets include an abandoned oil reservoir, which Eurogas is planning to convert into a strategic underground natural gas storage facility. In Tunisia, Eurogas and its joint venture partner have been awarded a permit for an area located offshore in Tunisia's Gulf of Gabes where Eurogas intends to drill and, if feasible, develop oil reserves.

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At year end, we owned 11% of Dundee Precious, a closed-end investment company that was managed by Dundee Wealth's investment management subsidiary. Dundee Precious acquired certain Bulgarian mining assets during 2003 and intends to develop and operate these assets. As a result, Dundee Precious, with the approval of its shareholders which was obtained on April 15, 2004, terminated its investment management contract with Dundee Wealth and elected to transform its business into an operating gold mining company. In consideration for the termination of the investment management agreement, Dundee Precious paid aggregate consideration of $27.8 million to Dundee Wealth, consisting of the issuance of 925,000 shares and an option to acquire a further 500,000 shares at $36.57 per share (before a proposed 5 for 1 share split). Subsequent to approval of the Dundee Precious shareholders, and as we had previously announced, we acquired from Dundee Wealth both the 925,000 shares of Dundee Precious at an aggregate of $27.8 million and the option to acquire additional 500,000 shares. As a result, our interest in Dundee Precious increased to approximately 21% and we will begin to equity account for this investment in the second quarter of 2004. The termination created a gain to Dundee Wealth of $26.8 million, which will also be recognized in the second quarter of 2004. The Bulgarian properties of Dundee Precious are gold mining properties that have been undercapitalized and therefore not developed to their full potential. Dundee Precious is enthusiastically looking forward to the prospects of developing these assets.

Breakwater is a publicly listed mineral resource company with four producing zinc mines in the Americas and North Africa which produced 365 million pounds of zinc in 2003. The 2003 year saw a marked improvement in the US dollar zinc price from the 2002 record lows, which greatly increased the prospects and profitability of Breakwater, whose business is dependent on the price of zinc. As a result of the price improvement, Breakwater was successful in raising equity financing of $30 million, part of which was used to pay down its bank debt. In January 2004, Breakwater raised an additional $40 million in equity financing. Our interest in Breakwater has decreased from 26% in the third quarter to 18% at year end due to these financings. However, we continue to own warrants which enable us to acquire an additional 31.8 million shares of Breakwater, or 8%, at prices varying between $0.19 and $0.20 per share, which warrants will mature between March 2006 and May 2007. The Company had previously guaranteed a portion of Breakwater's debt. With the renegotiation and repayment of part of Breakwater's bank debt following its equity financing, this guarantee has been terminated. Net earnings in 2003 were $7.1 million as opposed to a net loss in 2002 of $19.9 million. Our share of income in 2003 was $1.7 million, offset by a dilution loss of $3.5 million.

O T H E R    I N V E S T M E N T    A N D    C O R P O R A T E    C O S T S

Corporate Investments

The Company also owns other investments of public and private investment holdings. Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income. Certain of the investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating results of the underlying investment. Unrealized gains and losses on investments are not recognized in income until realized, although provisions for impairment in value are made at the time that a provision is deemed appropriate.

(in thousands of dollars)

For the years ended December 31	2003	2002

Investment income	$5,869	$3,650
Equity earnings	563	420
Investment provision	(4,066)	(5,661)

	$2,366	$(1,591)

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We continue to hold 2.0 million shares of Laurentian Bank of Canada ("Laurentian"), representing approximately 9% of the total common shares issued and outstanding. During 2003, the Company earned dividends from its investment in Laurentian of $2.3 million (2002 - $2.3 million).

Higher selling, general and administrative expenses in this division represent increased public company costs and head office costs that have not been allocated to the other operating segments.

I N T E R E S T     E X P E N S E

Consolidated interest expense, after intersegment eliminations, was $15.9 million in 2003 compared with $14.1 million in 2002. Over 60% of the Company's total interest expense, or $10.1 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997. The balance of interest expense relates primarily to interest paid on the Company's credit facility with a Canadian chartered bank. During 2003, the Company paid interest rates ranging from 2.73% to 5.00% compared with 2.12% to 4.50% in 2002.

D E P R E C I A T I O N ,    D E P L E T I O N    A N D    A M O R T I Z A T I O N

E X P E N S E

(in thousands of dollars)

As at December 31	2003	2002

Capital assets	$5,844	$6,859
Deferred trademark costs	237	-
Bond issue costs	157	157
Real estate assets	1,067	-
Oil and gas properties	2,234	1,893

	$9,539	$8,909

E A R N I N GS P E R S H A R E

(in thousands of dollars, except for number of shares and amounts per share)

For the years ended December 31	2003	2002

Net earnings before extraordinary gain	$100,959	$50,256
Net earnings	$120,910	$50,256

Weighted average number of shares outstanding	25,217,314	25,436,218
Effect of dilutive securities to weighted average number of shares outstanding	257,733	204,206
	25,475,047	25,640,424
Earnings per share before extraordinary gain
Basic	$4.00	$1.98
Diluted	$3.96	$1.96

Earnings per share
Basic	$4.79	$1.98
Diluted	$4.75	$1.96

2 0 0 3    A N N U A L   R E P O R T

S U M M A R Y     O F     Q U A R T E R L Y    R E S U L T S

(in thousands of dollars except per share amounts)

	2003 For the three months ended					2002 For the three months ended
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenue	$183,553	$123,721	$86,691	$94,085	$88,116	$57,596	$73,962	$64,021
Dilution gain (loss)	34,012	318	(10)	(1,620)	75,680	-	-	-
Net earnings, before extraordinary gain	59,003	4,918	23,852	13,186	52,089	(7,306)	4,154	1,319
Net earnings	78,954	4,918	23,852	13,186	52,089	(7,306)	4,154	1,319

Earnings per share, before extraordinary gain
Basic	$2.35	$0.20	$0.94	$0.52	$2.06	$(0.29)	$0.16	$0.05
Diluted	$2.30	$0.19	$0.94	$0.52	$2.05	$(0.29)	$0.16	$0.05

Earnings per share
Basic	$3.14	$0.20	$0.94	$0.52	$2.06	$(0.29)	$0.16	$0.05
Diluted	$3.07	$0.19	$0.94	$0.52	$2.05	$(0.29)	$0.16	$0.05

Revenues and net earnings in the fourth quarter of 2003 were significantly above amounts reported in prior quarters. The factors relating to this increase are outlined in more detail below. Revenues and net earnings also increased in the first three quarters of 2003 compared with the first three quarters of 2002, due principally to increased activity resulting from the acquisition of DynamicNova, a company acquired by the wealth management segment in October 2002.

Fourth quarter earnings in each of 2003 and 2002 were also favourably affected by the realization of dilution gains from the issuances of shares by subsidiary companies. Also favourably impacting our fourth quarter earnings in 2003, was the extraordinary gain of $20 million resulting from the Dundee Realty plan of arrangement.

2 0 0 3    A N N U A L   R E P O R T

R E V I E W    O F    T H E    F O U R T H    Q U A R T E R    O F    2 0 0 3

Net earnings for the fourth quarter of 2003 were $79.0 million, or $3.14 per share, including an extraordinary gain of $20.0 million. This is an increase of $74.0 million from earnings in the third quarter of 2003.

(in millions of dollars)		2003

		% Change
	Q4	over Q3

Wealth management revenues	$121.0	46%
Real estate revenue	47.8	60%
Oil and gas sales, net of royalties	2.2	5%
Investment income	12.6	47%

	183.6	48%

Other expenses	84.8	24%
Operating costs, real estate	30.4	6%
Operating costs, oil and gas properties	0.4	(43%)

	115.6	19%

Operating earnings before interest, taxes and other non cash items	68.0	160%
Interest and amortization	17.9	5%

Net earnings, before extraordinary item	59.0	1,104%
Extraordinary gain	20.0	NA
Net earnings	$79.0	NA

Cash flows from operations before changes in working capital items	$31.3	374%

Shareholders' equity	$596.6	15%

Revenues in the fourth quarter of 2003 were $183.6 million, an increase of 48% from revenue levels of $123.7 million in the third quarter. Significant components of this increase are:

  Management and administration fees increased 73% from $42.5 million to $73.6 million in the fourth quarter due to performance fees earned in the wealth management division.
  Investment income was $12.6 million compared to $8.6 million in the third quarter as a result of sales of portfolio investments.
  Revenues from real estate operations increased by $17.9 million, of which $7.6 million was actually earned in the third quarter, but was not reported at that time as the purchase equation in respect of Dundee Realty had not been completed.

Expenses, excluding direct expenses of real estate and oil and gas properties, increased from $68.2 million to $84.8 million in the fourth quarter of 2003. Approximately $12 million is attributable to increases in the wealth management division and relates to the public issue of subscription receipts, increased financial service activity and the acquisition of Cartier. The corporate division incurred higher costs in respect of its acquisition of Dundee Realty's land and housing business.

2 0 0 3    A N N U A L   R E P O R T

Interest and amortization during the fourth quarter remained constant at approximately $18 million.

Cash flows from operating activities before accounting for changes in working capital were $31.3 million compared with $6.6 million in the previous quarter, reflecting increased profitability.

F I N A N C I A L      C O N D I T I O N

EFFECT OF THE DUNDEE REALTY PLAN OF ARRANGEMENT ON THE CONSOLIDATED BALANCE SHEET

The following table details the carrying value of real estate assets acquired as part of Dundee Realty's plan of arrangement on June 30, 2003, and their corresponding carrying values as at December 31, 2003.

(in thousands of dollars)

	December 31,	June 30,
	2003	2003

Land
Under development	$14,678	$7,791
Held for development	1,934	6,935
Housing and condominiums	63,872	52,599
Revenue properties	-	10,537

	$80,484	$77,862

As a result of the plan of arrangement and subsequent consolidation of Dundee Realty, we recorded the following assets, net of liabilities:

(in thousands of dollars)

Assigned Values Prior to		Allocation of	Assigned Values as
Allocation of Negative Goodwill		Negative Goodwill	at June 30, 2003

Real estate assets	$204,907	$127,045	$77,862
Other assets acquired
Cash	25,549	-	25,549
Accounts receivable	58,380	-	58,380
Future income tax assets	(5,671)	(46,952)	41,281
Other	44,113	15,410	28,703
Liabilities assumed
Accounts payable	(64,808)	-	(64,808)
Real estate debt	(63,647)	-	(63,647)

	$198,823	$95,503	$103,320
Extraordinary gain		19,951

		$115,454

The balances as of June 30, 2003, have been recorded net of $95.5 million of negative goodwill, $142.5 million of which has been allocated to real estate and other assets, with the balance of $47.0 million included as a future income tax asset in respect of this negative goodwill.

Since June 30, 2003, all revenue properties remaining in Dundee Realty following the plan of arrangement were sold for proceeds of approximately $8.0 million. Additional net investments have been made in both land and housing and condominiums, aggregating approximately $19.1 million.

2 0 0 3    A N N U A L   R E P O R T

We paid $24.4 million to acquire the Dundee Realty shares held by the public shareholders and also agreed to assume $18.5 million of transaction and other acquisition related costs, net of applicable taxes, which were paid by Dundee Realty to complete the arrangement. In addition, we accepted a less tax efficient structure for our Dundee REIT holdings and guaranteed certain debt of the Dundee REIT.

OTHER SIGNIFICANT BALANCE SHEET ITEMS

Corporate Investments

We own our business interests through investment holdings. Other than our consolidated investments, all other investments are recorded as "corporate investments" on our balance sheet. As at December 31, 2003, the market value of these corporate investments, excluding the value of our consolidated investments, was $475 million. Market value has been determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)

As at December 31		2003		2002

	Book	Market	Book	Market
	Value	Value	Value	Value

Equity accounted investments	$158,267	$210,681	$232,274	$224,721
Marketable securities	24,027	24,958	65,043	55,082
Other portfolio investments	145,859	238,947	131,608	160,577

	$328,153	$474,586	$428,925	$440,380

During 2003, we sold certain investments for proceeds of $137.4 million, realizing gains of $39.1 million. Included in these transactions are proceeds of $37.4 million generated on the sale of our entire interest in Zemex Corporation, $60.1 million on the sale of various public company portfolio investments and $39.7 million on the sale of marketable securities. The increased activity in the corporate portfolio results primarily from increased market values in 2003 and our decision to liquidate some of our investment holdings in order to subscribe for $90 million of additional equity in Dundee Wealth.

BROKERAGE SECURITIES RELATED BALANCES

Client Accounts Receivable and Client Deposits and Related Liabilities - Client account balances in Dundee Wealth's brokerage subsidiary represent funds belonging to or owing from clients, or amounts that are pending settlement. These amounts may vary significantly on a day-to-day basis, although such variance does not necessarily reflect any change to the Company's financial position. As at December 31, 2003, client accounts receivable were $354.3 million (2002 - $230.7 million) including $54.5 million acquired in the Cartier transaction. Client deposits and related liabilities as at December 31, 2003 were $336.1 million (2002 - $260.7 million), including $54.5 million acquired in the Cartier transaction.

Call Loan - Dundee Wealth's securities dealer subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary. The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity. Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company's financial position. Amounts borrowed pursuant to this call loan facility which, at December 31, 2003, totaled $21.2 million (2002 - $7.4 million), have been included in bank indebtedness.

2 0 0 3    A N N U A L   R E P O R T

CAPITAL AND OTHER ASSETS

Capital and other assets have increased by $90.1 million in 2003, of which $77.9 million relates to the completion of the plan of arrangement with Dundee Realty.

The Company's oil and gas properties were $39.8 million as at December 31, 2003 (December 31, 2002 - $37.2 million), of which $14.5 million related to Canadian operations, $8.5 million related to projects in Spain and $16.8 million related to projects in Tunisia. In Canada, amounts are reported after deducting depreciation and depletion of $26.8 million. In Spain and Tunisia, the Company, through Eurogas, owns 71% and 45% of the projects and all capitalized expenditures to date relate to pre-development costs.

GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of acquisitions completed in 2003, goodwill and other intangible assets increased by $240.8 million. Changes in goodwill and other intangible assets are detailed in the table below:

(in thousands of dollars)

	Funds	Investment
	under	Management
	Administration	Contracts	Goodwill	Total

Balance, December 31, 2001	$-	$2,836	$87,930	$90,766
Acquisition of DynamicNova	-	54,493	70,602	125,095
Acquisition of CFFG	-	-	12,926	12,926
Other adjustments	-	-	(4,473)	(4,473)

Balance, December 31, 2002	-	57,329	166,985	224,314

Acquisition of Cartier	30,573	47,686	143,905	222,164
Step acquisition of DWM	-	-	15,876	15,876
Acquisition of non controlling interest of subsidiary	-	-	3,609	3,609
Other adjustments	-	-	(828)	(828)

Balance, December 31, 2003	$30,573	$105,015	$329,547	$465,135

The company paid $217.2 million to acquire Cartier. The purchase price was allocated to assets and liabilities acquired based on management's estimates of their values appropriate for balance sheet purposes as of the date of acquisition. On acquisition, Dundee Wealth identified certain intangible assets, including investment management contracts relating to AUM acquired, and funds under administration relating to AUA acquired. These intangible assets were valued using a net present value model of future cash flows from assets acquired and were tax effected. Unlike investment management contracts that have an indefinite life, funds under administration are being amortized over their estimated life of 15 years.

The intangible assets acquired as part of the DynamicNova transaction have been adjusted to segregate the balance of investment management contracts from its goodwill component.

CORPORATE DEBT

We have two borrowing arrangements at the Dundee Bancorp level, with all other corporate debt residing in subsidiary companies. Our $150 million, 6.7% unsecured debentures mature on September 24, 2007. We are currently rated by Standard & Poor's as BB+/Stable and by Dominion Bond Rating Service Limited as BB(high). The debentures are unsecured however, and place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt. We also have a revolving term credit facility with a Canadian chartered bank that was renegotiated on April 24, 2003, increasing the line from $30 million to $55 million. Similar to the Company's previous arrangements, the new facility bears interest on a tiered basis in accordance with the Company's debt rating. The Company is in compliance with its financial covenants in respect of this facility. We utilize the line for cash flow purposes when it is impractical to liquidate holdings, and to better control cash flows in general.

2 0 0 3    A N N U A L   R E P O R T

Dundee Wealth had a term credit facility for $20 million which was repaid on April 24, 2003, and replaced with a $50 million line that we provided to Dundee Wealth and its subsidiary, DWM Inc. In early January 2004, and following its equity financing, Dundee Wealth repaid the $32.4 million which was owed against the $50 million and the facility was cancelled. In November 2003, for the purposes of completing the Cartier acquisition, we committed to lend Dundee Wealth $190 million, of which $90 million would be an equity subscription, as Dundee Wealth was obliged to demonstrate that it had the purchase price in available funds. In exchange for this commitment, we received a $1.5 million loan commitment and arrangement fee and a three-year warrant to purchase 1,800,000 common shares of Dundee Wealth at $7.75 per share. As Dundee Wealth was successful in completing its $190 million equity financing in advance of the Cartier acquisition, no amount was borrowed under this facility.

Dundee Realty's debt consists primarily of land mortgages and housing advances and totals $51.9 million as at December 31, 2003. All of the real estate debt is secured by the specific real estate assets to which it relates and in some cases is supplemented by an unsecured covenant from Dundee Realty or its subsidiaries. Debt includes housing advances of $39.3 million which will expire in 2004.

Eurogas has a revolving credit facility of $4.5 million with a Canadian chartered bank which is secured by a demand debenture in the amount of $20 million with a first charge on its Canadian assets. There is no amount drawn under the facility as at December 31, 2003 (December 31, 2002 - $539).

S H A R E     C A P I T A L

As at December 31, 2003, there were 24,106,378 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding. During 2003, we purchased and cancelled 314,301 Class A subordinate voting shares under our normal course issuer bid at an average cost of $14.94 per share. Additionally, we issued 141,018 Class A subordinate voting shares under our Share Incentive Plan, adding $1.7 million to stated capital and we issued a further 58,866 deferred share units to employees, each unit entitling the holder to one Class A subordinate voting share of Dundee Bancorp upon retirement. We recorded share based compensation expense of $1.0 million in respect of these units.

The following table illustrates issuances of shares subsequent to December 31, 2003.

(in thousands of dollars except for number of shares)

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740

Issued subsequent to December 31, 2003
Issuance of shares under the
employee Share Incentive Plan	4,286	78	-	-	4,286	78
Options exercised	123,094	1,864	-	-	123,094	1,864

Total Share Capital
Outstanding April 30, 2004	24,233,758	$282,444	1,049,193	$8,238	25,282,951	$290,682

2 0 0 3    A N N U A L   R E P O R T

Subsequent to year end, the Board of Directors approved the issuance of an additional 550,000 stock options at an exercise price of $27.51. These new options will become exercisable as to 20%, on a cumulative basis, over the five years and will expire five and a half years from the date of grant. Since December 31, 2003, employees and directors have exercised 470,251 options at an average price of $13.49 and the Company has cancelled 10,000 options at an average price of $14.63. Options outstanding as at April 30, 2004 are detailed in the tables below:

	As at April 30, 2004		As at December 31, 2003

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,076,834	$15.16	2,484,169	$16.07
Granted	550,000	$27.51	-	$-
Exercised	(470,251)	$13.49	(216,335)	$13.07
Cancelled	(10,000)	$14.63	(191,000)	$29.39

Outstanding, end of period	2,146,583	$18.69	2,076,834	$15.16

Exercisable, end of period	1,554,915	$15.68	2,023,499	$15.17

				As at
		Weighted	Remaining	April 30, 2004
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable

$8.63 to $9.50	135,333	$8.66	0.64	135,333
$13.15 to $14.85	986,798	$14.45	5.09	965,131
$15.40 to $17.75	372,952	$17.30	3.33	352,951
$27.25 to $40.75	651,500	$27.99	5.17	101,500

Other Dilutive Securities

There were no other dilutive securities outstanding as at April 30, 2004.

L I Q U I D I T Y    A N D    C A P I T A L    R E S O U R C E S

DUNDEE WEALTH ISSUANCE OF SUBSCRIPTION RECEIPTS AND SUBSEQUENT EXCHANGE FOR COMMON SHARES

On December 22, 2003, Dundee Wealth raised $190 million in a public offering of 24,516,129 subscription receipts at a price of $7.75 per subscription receipt. Dundee Bancorp purchased $90 million of the subscription receipts at the offering price, while the remaining $100 million were underwritten and sold by a syndicate of underwriters. Proceeds from the offering were placed in escrow pending closing of Dundee Wealth's acquisition of Cartier, which was completed on December 30, 2003. Immediately thereafter, each subscription receipt was exchanged for one common share of Dundee Wealth. Proceeds raised, net of issue costs of approximately $6.3 million, were used to fund the cash component of the Cartier acquisition of approximately $168 million. The balance of proceeds were used for general working capital purposes.

Dundee Wealth provided an over-allotment option to each of the underwriters and to Dundee Bancorp, each over-allotment option providing for the purchase of up to an additional 1,290,323 subscription receipts at the offering price. These options were exercised for common shares in January 2004 and, as a result, Dundee Wealth raised an additional $20 million, net of issue costs of approximately $0.5 million. In January 2004, DWM Inc. ("DWM"), Dundee Wealth's 86.0% owned subsidiary, received an additional cash subscription of $25 million from Caisse pursuant to their pre-emptive right.

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SIGNIFICANT SOURCES AND USES OF CASH AND SHORT TERM INVESTMENTS

Cash and short term investments have increased from $119.5 million at the end of 2002 to $148.7 million as at December 31, 2003. In addition to cash and short term investments, corporate investments with a carrying value of $40 million (2002 - $77 million) are redeemable funds managed by Dundee Wealth.

Dundee Wealth's subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which is usually maintained in cash or other liquid assets. At December 31, 2003, all regulated entities were in compliance with regulatory capital requirements and reported capital of $31.1 million in excess of requirements.

Significant changes in our cash position and significant uses or sources of cash since December 31, 2002 are detailed below:

  In June 2003, $24.4 million was paid to the public shareholders of Dundee Realty as part of the plan of arrangement. On the date of acquisition, Dundee Realty added $25.5 million to the consolidated cash position of the Company. Since acquisition, cash outflows due to investing activities in the real estate division were $11.5 million, and proceeds from the sale of revenue producing properties was $8.0 million. Dundee Realty repaid $7.6 million of debt since the plan of arrangement.
  Cash flows from operations before changes in working capital items increased to $77.2 million in 2003 from $41.4 million in 2002. These operating cash flows include $9.4 million generated by the real estate division since the plan of arrangement.
  Proceeds from sales of investments were $137.4 million, of which $20.6 million were used to acquire other corporate investments.
  During 2003, $37.7 million was used to finance deferred sales commissions in Dundee Wealth.
  Dundee Bancorp made two semi-annual interest payments totaling $10.1 million to its debenture holders in respect of its $150 million, 6.70% senior debentures.

CASH REQUIREMENTS

Management is of the view that cash flows generated from operations, together with the Company's borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

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C O N T I N G E N C I E S   , C O M M I T M E N T S   A N D   O F F   B A L A N C E

S H E E T   O B L I G A T I O N S

The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries:

(in thousands of dollars)

	Expected Payment Schedule
		2005 to	2007 to
	2004	2006	2008	Thereafter	TOTAL

6.70% Senior Debentures	$-	$-	$150,000	$-	$150,000
Bank Debt (note i)	-	77,182	-	-	77,182
Real estate debt	47,721	1,206	483	2,476	51,886
Capital lease obligations	524	927	463	-	1,914
Operating lease obligations (note ii)	16,616	25,424	14,066	9,656	65,762
Other debt (note iii and iv)	1,000	2,000	-	-	3,000

	$65,861	$106,739	$165,012	$12,132	$349,744

(i)	Subsequent to year end, outstanding bank debt of $22,294 in a subsidiary of Dundee Wealth was renegotiated and the maturity was extended to January 1, 2005. On April 29, 2004, the Company renegotiated its bank facility and extended the maturity date to April 28, 2005. At December 31, 2003, amounts outstanding under the Company bank facility were $54,888.

(ii)	Operating lease obligations include minimum commitments to landlords, suppliers and service providers. Several of these leases oblige the Company to pay additional amounts if usage or transaction activity exceeds specified levels.

(iii)

 Other debt is reported exclusive of obligations under the Income Trust or Prime Trust arrangements (see note 9 to the audited consolidated financial statements) aggregating $12.6 million as at December 31, 2003, as these obligations are contingent on the underlying net asset value of mutual fund units financed by these arrangements.

(iv)	Other debt does not include the Company's obligations under the rent supplement arrangements with Dundee REIT as obligations will vary based on vacated space of certain of Dundee REIT's revenue producing properties (see note 12 to the audited consolidated financial statements).

As a part of the creation of Dundee REIT, Dundee Realty entered into the following contractual arrangements with Dundee REIT:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT. Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT's revenue producing properties. The term of the rent supplement is five years for office and retail space and three years for industrial space. For the six months ended December 31, 2003, the Company paid $2.2 million in respect of this rent supplement.
  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT. As at December 31, 2003, the aggregate of such guarantees was $32.9 million. Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

In addition, we entered into a shareholders' agreement with the management shareholders of Dundee Realty and agreed to repurchase their shares in certain circumstances. If the repurchase occurs prior to June 30, 2005, the purchase price is deemed to be $24,395 per share or $3.6 million in the aggregate, otherwise it is at fair market value. The management shareholders also have an option to purchase an additional 1% interest in Dundee Realty each year for a five year period at a price of $85,000 per 1%.

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The Company and its subsidiaries have lease agreements in respect of premises. Minimum payments in respect of these obligations are detailed in note 12 to the audited consolidated financial statements.

Certain of Dundee Wealth's subsidiaries have previously entered into agreements for the financing of sales commissions on mutual fund sales. Some of these agreements are in the form of distribution arrangements whereby the financing entity financed the sales commissions directly. We pay a distribution fee as consideration under these agreements, which is calculated as a percentage of the net asset value of the related mutual fund units, and recorded as an expense in the period incurred.

On the creation of DWM, we entered into a shareholders' agreement along with Dundee Wealth and with Caisse, the minority shareholder of DWM The agreement provides that in certain circumstances, Caisse will have the right to require DWM, Dundee Wealth or the Company to repurchase all or part of its interest in DWM at fair market value.

We are subject to a trust indenture in respect of the $150 million unsecured debentures that are issued and outstanding. The trust indenture contains various covenants and provisions which may include restrictions on our ability or on certain of our subsidiaries to incur additional debt.

Each of Dundee Bancorp, Dundee Wealth and Eurogas has established share incentive plans for employees, officers and directors and in the case of Dundee Wealth, for independent financial advisors and service providers. These share incentive plans, the number of shares granted and issuable and their impact on current reported net earnings are outlined in note 11 to the audited consolidated financial statements. Dundee Wealth has also granted shares to employees and independent financial advisors that will be issued in the future, contingent on certain conditions that are generally designed to encourage retention of employees over time, or to encourage the attaining of predetermined sales or production targets. Included in current year income is $0.5 million (2002 - $0.4 million) accrued in anticipation of the issuance of these shares.

Subsequent to year end, as part of the Cartier acquisition, Dundee Wealth granted 1,997,332 stock options to acquire common shares of the Company at exercise prices ranging between $7.55 and $21.04 to certain financial advisors.

R E L A T E D   P A R T Y   T R A N S A C T I O N S

We may, from time to time, have routine transactions with subsidiaries or affiliates including our equity accounted investees. The following is a summary of additional related party transactions that have not been disclosed elsewhere in this Management's Discussion and Analysis:

  In normal course, Dundee Wealth's investment management activities will include the purchase or sale of securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios. These transactions may be conducted through Dundee Wealth's brokerage subsidiary. These transactions are conducted at negotiated discounted rates.
  Dundee Wealth's brokerage subsidiary may also participate in corporate finance activities with or on behalf of our equity accounted investees or on behalf of fiduciary accounts that are managed by Dundee Wealth's investment management subsidiaries.

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  Included in corporate investments are mutual funds with a cost of $40.5 million (2002 -$77.0 million) which are managed by a subsidiary of Dundee Wealth.
  Our directors and officers, our investee companies, and officers and directors of our investee companies may choose to use the brokerage facilities of Dundee Wealth subsidiaries. Such transactions are conducted on normal market terms.
  We have issued loans to shareholders aggregating $2.1 million, primarily to acquire shares of the Company. The underlying shares acquired generally secure these shareholder loans.

M A N A G I N G   R I S K

WEALTH MANAGEMENT

The wealth management industry has experienced considerable growth in the past decade. In recent years, investors have endeavored to increase their knowledge of available investment products and services. Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions. Dundee Wealth believes that these factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments, and that it is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products and services with knowledgeable financial advisory professionals. Notwithstanding these facts, we perceive the following risks relating to Dundee Wealth and the wealth management division:

Creating, Attracting and Retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to create, attract and retain AUM and AUA. These assets are subject to a fee, generally calculated as a percentage of the net asset value. Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, our profitability would be adversely affected.

Market Influences

Volatility in domestic and international markets and changes in interest rates may challenge the Company. These factors are generally beyond the control of the Company but, to a significant degree, could impact on the Company's overall profitability.

Operating in a Regulated Environment

The regulatory operating environment for wealth management and financial services operations continues to expand, becoming more regimented, onerous and complex. We believe that Dundee Wealth's ability to comply with these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures. Regardless of our effectiveness in monitoring and administering established compliance policies and procedures, we may still be subject to claims by clients. We maintain various types of insurance to cover this potential risk and continuously evaluate the adequacy of such insurance coverage. In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased. The ability to obtain insurance on reasonable economic terms may be more difficult in the future.

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Competition

Dundee Wealth operates in a highly competitive environment. In order to remain competitive, Dundee Wealth must continue to be innovative in the development of financial products and solutions for its clients, it must continue to maintain consistency in its investment performance and it must provide the highest level of service to its clients. The Company believes that Dundee Wealth's current fee structure is competitive with its industry peers.

REAL ESTATE

Real estate assets are relatively illiquid. Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions. In recessionary times, it may be difficult to dispose of certain types of real estate. The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings. Development of land holdings and properties that are to be constructed are subject to a variety of risks, some not within our control. Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real property, we are subject to various federal, provincial and state laws relating to environmental matters. Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company's properties, or disposed of at other locations. The Company has insurance and other policies and procedures in place to review and monitor environmental exposure which it believes mitigates these risks to an acceptable level.

RESOURCES

The resource industry is highly competitive and, in addition, exposes us to a number of risks. Revenues and profits depend on market prices for resource commodities, which can fluctuate materially. Adverse fluctuations can have a significant negative effect on our revenues and profitability. Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity's ability to raise additional capital. In certain cases this may be achieved only through joint venture or other relationships which would reduce the entity's ownership interest in the project. There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful. Further, many of our resource investees operate in foreign jurisdictions which cause these operations to be subject to business risks inherent in those countries which may involve matters arising out of government policies, imposition of special taxes or similar charges by regulatory bodies, regulations with respect to clean up and rectification costs, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation.

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INVESTMENT HOLDINGS

Our investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates. In the case of equity accounted investments, we are required to record our share of income or loss from these investments and accordingly, our earnings may be negatively affected. Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control. Certain of our private company holdings are illiquid and disposition may be difficult. We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low. We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

F U T U R E    A C C O U N T I N G    C H A N G E S

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG 15"), which provides guidance for applying consolidation to certain entities that are subject to control on a basis other than ownership or voting interest. AcG 15 will become effective for all reporting periods beginning on or after November 1, 2004. We are currently evaluating the impact of applying these standards.

Real Estate Revenue Recognition

At present, revenues from leases that include contractual increases in basic rents are only accounted for on a straight line basis where such increases exceed expected increases in the projected Consumer Price Index. Under the new policy to be adopted by Dundee REIT, the total amount of revenue to be received from such leases will be accounted for on a straight line basis over the term of the respective lease. This change will be adopted on a prospective basis commencing on January 1, 2004.

Depreciation of Real Estate Revenue Producing Properties

At present, the sinking fund method of depreciating revenue producing properties is used. Effective January 1, 2004, Dundee REIT will depreciate its revenue properties on a straight line basis over their remaining estimated useful life. This change will be adopted on a prospective basis commencing on January 1, 2004.

Asset Retirement Obligations

The CICA recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". The recommendation is effective for fiscal years beginning on or after January 1, 2004, and requires liability recognition for retirement obligations associated with tangible long lived assets. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and is amortized to expense over its useful life. The liability accretes until the entity expects to settle the retirement obligation. The total impact of this standard on our resource operations has not yet been determined.

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Impairment of Long-Lived Assets

Under CICA Handbook Section 3063 "Impairment of Long-Lived Assets", which was issued in 2003, sets new standards for determining the amount of impairment, if any, of long-lived assets. Assets are grouped at the lowest level for which cash flows can be independently identified. Impairment should be recognized when the carrying value of an asset exceeds the sum of undiscounted cash flows expected from its use and eventual disposition. We do not expect this standard to have a significant impact to our consolidated financial results.

Hedging Relationships

In December 2001, the CICA issued CICA Accounting Guideline 13 "Hedging Relationships" ("AcG 13") which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. We anticipate that the adoption of AcG 13 will not have a material impact on our consolidated financial statements.

Oil and Gas Accounting - Full Cost

In September 2003, the CICA issued CICA Accounting Guideline 16 "Oil and Gas Accounting -Full Cost" ("AcG 16") which is applicable to fiscal years beginning on or after January 1, 2004. The cumulative amount that would have been recognized in prior years had this Guideline been applied, less any amount previously recognized, should be recognized as a change in accounting policy and charged to opening retained earnings for the fiscal year in which this section is initially applied, without restatement of prior periods. The total impact on our financial statements has not yet been determined. The main features of AcG 16 are as follows:

  Reserve definitions have been made consistent with those in the Society of Petroleum Evaluation Engineers Handbook. These definitions are also utilized in the Canadian Securities Administrators' National Instrument 51-101.
  The impairment of a cost centre is recognized when its carrying amount is greater than its undiscounted future cash flows. In the recognition step, only proven reserves are allowed, and the prices used in estimating future cash flows should be based on the best information available to the enterprise. This would normally be consistent with quoted benchmark prices in the futures market, or based on reputable industry forecasts.

If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proven and some portion of probable reserves are also used in estimating fair value.

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FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally. These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and other factors that could influence actual results are described in the "Managing Risk" section of this Management's Discussion and Analysis and are based on information available as at April 30, 2004.

I N F O R M A T I O N   C O N C E R N I N G   D U N D E E   B A N C O R P

Additional information concerning Dundee Bancorp, including a copy of the Company's Annual Information Form ("AIF") may be found on SEDAR at www.sedar.com. The Company's 2003 AIF will be available in May 2004.

Toronto, Canada April 30, 2004.

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DUNDEE BANCORP INC.

M A N A G E M E N T ' S    R E S P O N S I B I L I T Y    F O R    F I N A N C I A L   S T A T E M E N T S

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of Dundee Bancorp Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of three independent Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Company's consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Ned Goodman	Executive Vice-President and
President and	Chief Financial Officer
Chief Executive Officer

Toronto, Ontario
March 30, 2004

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DUNDEE BANCORP INC.

A U D I T O R S '    R E P O R T

To the Shareholders of

DUNDEE BANCORP INC.,

We have audited the consolidated balance sheets of Dundee Bancorp Inc. (the "Company") as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada, March 30, 2004.

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DUNDEE BANCORP INC.
C O N S O L I D A T E D B A L A N C E S H E E T S
As at December 31, 2003 and 2002
(expressed in thousands of Canadian dollars)

		December 31, 2003	December 31, 2002

ASSETS
Cash and short term investments		$148,658	$119,467
Brokerage securities owned (note 3)		24,978	12,201
Accounts receivable		170,682	48,830
Client accounts receivable		354,347	230,730
Corporate investments (note 4)		328,153	428,925
Deferred sales commissions (note 5)		85,309	81,089
Capital and other assets (note 6)		160,968	70,849
Goodwill and other intangible assets (notes 2 and 7)		465,135	224,314

TOTAL ASSETS		$1,738,230	$1,216,405

LIABILITIES
Bank indebtedness (note 8)		$21,181	$7,374
Accounts payable and accrued liabilities		186,276	61,977
Brokerage securities sold short (note 3)		3,966	4,845
Client deposits and related liabilities		336,126	260,711
Income taxes payable		13,827	613
Corporate debt (note 9)		295,622	238,628
Future income tax liabilities (note 14)		38,670	54,847

		895,668	628,995

NON CONTROLLING INTEREST (note 2)		245,927	108,444

SHAREHOLDERS' EQUITY
Share capital (note 10)
Common shares		288,740	290,727
Contributed surplus (notes 10 and 11)		987	-
Retained earnings		308,160	188,239
Foreign currency translation adjustment		(1,252)	-

		596,635	478,966

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,738,230	$1,216,405

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 12)
Approved by the Board:
	Director

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DUNDEE BANCORP INC.
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the years ended December 31, 2003 and 2002
(expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2003	December 31, 2002

REVENUE
Management and administration fees	$195,220	$130,460
Redemption fees	10,515	10,410
Financial services	148,649	124,987
Real estate	77,761	-
Oil and gas sales, net of royalties	11,360	6,896

	443,505	272,753
Investment income	44,545	10,942

	488,050	283,695

EXPENSES
Selling, general and administrative	152,447	125,558
Variable compensation	82,144	71,307
Trailer fees	33,448	22,973
Operating costs, real estate	58,990	-
Operating costs, oil and gas properties	4,452	2,037

	331,481	221,875

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	156,569	61,820
Amortization of deferred sales commissions	42,404	34,571
Depreciation, depletion and amortization	9,539	8,909
Interest expense	15,931	14,051

OPERATING EARNINGS	88,695	4,289
Share of earnings of equity accounted investees (note 4)	8,926	2,252
Dilution gain (note 2)	32,700	75,680
Investment provision	(4,655)	(9,265)
Income taxes (note 14)
Current	(19,335)	(10,861)
Future	3,093	3,413
Non controlling interest	(8,465)	(15,252)

NET EARNINGS BEFORE EXTRAORDINARY ITEM	100,959	50,256
Extraordinary gain (note 2)	19,951	-

NET EARNINGS FOR THE YEAR	$120,910	$50,256

EARNINGS PER SHARE
Earnings per share before extraordinary gain
Basic	$4.00	$1.98
Diluted	$3.96	$1.96
Earnings per share
Basic	$4.79	$1.98
Diluted	$4.75	$1.96

The accompanying notes are an integral part of these consolidated financial statements.

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DUNDEE BANCORP INC.

C O N S O L I D A T E D    S T A T E M E N T S   O F   C H A N G E S   I N   S H A R E H O L D E R S '              E Q U I T Y

As at and for the years ended December 31, 2003 and 2002 (expressed in thousands of Canadian dollars)

					Foreign
			Deferred		Currency
	Common	Contributed	Acquisition	Retained	Translation
	Shares	Surplus	Obligations	Earnings	Adjustment	Total

Balance, December 31, 2001	$300,405	$-	$(1,083)	$146,533	$-	$445,855

Net earnings for the year	-	-	-	50,256	-	50,256
Change in opening retained earnings to account for
changes in accounting policies of equity
accounted investees, net of tax	-	-	-	(6,072)	-	(6,072)
Issuance of Class A subordinate shares
for cash, net of costs	1,651	-	-	-	-	1,651
Cancellation of Class A subordinate shares in respect
of deferred business acquisition obligations	(1,083)	-	1,083	-	-	-
Acquisition of Class A subordinate shares for cancellation	(10,246)	-	-	(2,478)	-	(12,724)

Balance, December 31, 2002	290,727	-	-	188,239	-	478,966

Net earnings for the year	-	-	-	120,910	-	120,910
Foreign currency translation adjustment	-	-	-	-	(1,252)	(1,252)
Issuance of Class A subordinate shares for cash	1,640	-	-	-	-	1,640
Issuance of Class A subordinate shares
for non cash consideration	78	-	-	-	-	78
Issuance of deferred share units (note 11)	-	987	-	-	-	987
Acquisition of Class A subordinate shares for cancellation	(3,705)	-	-	(989)	-	(4,694)

Balance, December 31, 2003	$288,740	$987	$-	$308,160	$(1,252)	$596,635

The accompanying notes are an integral part of these consolidated financial statements.

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DUNDEE BANCORP INC.
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the years ended December 31, 2003 and 2002
(expressed in thousands of Canadian dollars)

	December 31, 2003	December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the year	$120,910	$50,256
Non cash items in earnings:
Depreciation, depletion and amortization	51,943	43,480
Net (gains) losses from corporate investments	(39,101)	2,653
Net gains from real estate assets	(7,758)	-
Share of unremitted equity earnings	(8,926)	(2,252)
Dilution gains	(32,700)	(75,680)
Investment provision	4,655	9,265
Future income taxes	(3,093)	(3,413)
Extraordinary gain	(19,951)	-
Non controlling interest	8,465	15,252
Other	2,746	1,889

	77,190	41,450
Changes in:
Accounts receivable	(34,944)	1,846
Accounts payable and accrued liabilities	33,201	(3,190)
Bank indebtedness	13,807	7,374
Income taxes payable	12,271	(662)
Brokerage securities owned and sold short, net	(10,698)	1,163
Client accounts receivable, net of client deposits and related liabilities	(48,201)	(10,462)
Development of land, housing and condominium inventory	(7,516)	-

CASH PROVIDED FROM OPERATING ACTIVITIES	35,110	37,519

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	137,434	12,510
Acquisitions of portfolio investments	(20,592)	(12,779)
Cash (disbursed) acquired in business combinations (note 2)	(158,167)	915
Sales commissions paid on distribution of mutual funds	(37,654)	(26,047)
Acquisitions of shares in subsidiary	(3,251)	-
Acquisition of land held for development	(10,505)	-
Investment in real estate revenue properties	(1,005)	-
Proceeds on dispositions of real estate investments	8,040	-
Other	(8,746)	(15,209)

CASH USED IN INVESTING ACTIVITIES	(94,446)	(40,610)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in corporate debt	3,224	1,058
Decrease in real estate debt	(7,648)	-
Issuance of Class A subordinate shares, net of costs	1,640	1,651
Acquisition of Class A subordinate shares	(4,694)	(12,724)
Issuance of shares in subsidiaries to non controlling interest	96,554	27,398
Redemption of subsidiary shares from non controlling interest	-	(12,556)
Dividends paid to non controlling shareholders	(549)	(264)

CASH PROVIDED FROM FINANCING ACTIVITIES	88,527	4,563

NET INCREASE IN CASH DURING THE YEAR	29,191	1,472
Cash and short term investments, beginning of year	119,467	117,995

CASH AND SHORT TERM INVESTMENTS, END OF YEAR	$148,658	$119,467

Cash flows from operating activities include the following:
Interest paid	$16,857	$13,637
Taxes paid	$9,757	$13,504

The accompanying notes are an integral part of these consolidated financial statements.

2 0 0 3    A N N U A L   R E P O R T

DUNDEE BANCORP INC.

N O T E S    T O    C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

December 31, 2003 and 2002

(tabular dollar amounts in thousands of (Canadian) dollars except per share amounts)

Dundee Bancorp Inc., ("Dundee Bancorp" or the "Company") is primarily a holding company dedicated to wealth management, real estate and resources. The Company's domestic wealth management activities are carried out through its 68% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Real estate operations are carried out through the Company's 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"). Dundee Bancorp also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services. The Company trades on the Toronto Stock Exchange ("TSX").

1 . S U M M A R Y   O F   S I G N I F I C A N T    A C C O U N T I N G   P O L I C I E S   A N D    B A S I S       O F    P R E S E N T A T I O N

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company's accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of assets, liabilities, revenue and expenses of joint ventures in which it participates. The Company's major subsidiaries include:

All intercompany transactions have been eliminated in these consolidated financial statements. Non controlling interests in the net book value of subsidiaries and in their net earnings are included as a separate line item in the consolidated balance sheets and consolidated statements of operations, respectively.

ACQUISITIONS

The Company accounts for business combinations and acquisitions as purchase transactions. Accordingly, the purchase price of acquiring a company is allocated to its identifiable net assets on the basis of estimated fair values at the date of purchase, with any excess of the purchase price being assigned to goodwill. Goodwill arising on acquisitions is allocated to reporting units and tested at least annually for impairment. For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of the transaction.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND SHORT TERM INVESTMENTS

Cash and short term investments are carried at cost, which approximates fair value.

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BROKERAGE SECURITIES OWNED AND BROKERAGE SECURITIES SOLD SHORT

Brokerage securities owned and brokerage securities sold short are recorded at fair value, which is based on quoted market prices or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. For non-listed securities, fair value is based on management's estimates.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge. Gains and losses relating to commodity price derivative instruments that meet hedge criteria are recognized as part of oil and gas revenues concurrently with the hedged transaction. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated, at which time the fair value of the derivative that had been deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.

Other derivative financial instruments, not designated as hedges, are carried at estimated fair value with the resulting gains and losses arising from changes in fair values being reported in current operations.

CLIENT ACCOUNTS

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis and are recorded on a trade-date basis. If transactions are conducted on a margin basis, the Company's brokerage subsidiaries extend credit to a client for the purchase of securities, and such securities purchased and/or other securities in the client's account are held as collateral for the amounts loaned. Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses. The Company's brokerage subsidiaries engage in securities borrowing and lending transactions. Cash received or delivered as collateral against these transactions are included in client accounts.

CORPORATE INVESTMENTS

Investments in companies subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee. Application of the equity method will result in the recognition of a dilution gain or loss if the Company's interest in the investment is reduced as a result of, for example, the issuance of additional shares by the investee. Other investments are accounted for using the cost method.

The Company's investments include publicly listed and privately issued securities. Changes in global market conditions, including changes in interest rates may directly affect the value of these securities. An investment, including an equity accounted investment, may be written down to reflect a decrease in the underlying net realizable value of an investment if, in the opinion of management, such decrease is other than temporary.

DEFERRED SALES COMMISSIONS

Deferred sales commissions consist of sales commissions paid to brokers and dealers on the sale of mutual fund units sold on a deferred sales charge basis. Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five-year period.

CAPITAL AND OTHER ASSETS

Land, Housing and Condominiums

Land under development and housing and condominiums are stated at the lower of cost and net realizable value. Net realizable value is calculated by estimating the future cash flows from land under development and discounting these cash flows at a rate that includes a risk premium appropriate for a particular project. Land held for development is stated at the lower of cost and net recoverable amount.

Capitalized costs on land, housing and condominiums include all expenditures incurred in connection with the acquisition, development and construction of the asset until such asset is available for its intended use. These expenditures include interest on debt that is related to these assets. Ancillary income related specifically to such assets during the development period is treated as a reduction of capitalized costs.

2 0 0 3    A N N U A L   R E P O R T

The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot. The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, and a provision for costs to complete.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration and development of oil and gas reserves are accumulated in separate country-by-country cost centres, subject to certain "cost ceiling" limits. Cost ceilings are calculated based on estimated future net revenues from proven reserves on an undiscounted basis. A gain or loss is recorded when a significant portion of a property is sold; otherwise proceeds are normally deducted from the full cost centres. Exploration and development expenditures are reported net of a provision for site restoration and abandonment costs, which are evaluated annually.

Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Pre-production stage and pre-development expenditures are recorded at cost, unless impairment is identified requiring a write-down to net realizable value.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis. Annual amortization rates adopted by the Company range from 10% to 35%. Leasehold improvements are amortized on a straight-line basis over the lease terms. Deferred trademark costs are amortized on a straight-line basis over 15 years.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund as well as deferred financing costs, which include debt issue fees and expenses that are amortized on a straight-line basis over the term of the debt.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and investment management contracts with indefinite lives are not amortized. Funds under administration are amortized on a straight-line basis over 15 years. The carrying values of such assets are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred.

REVENUE AND EXPENSE RECOGNITION

Wealth Management

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis. The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks. Performance fees are not recognized in income until their value can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues and expenses are recorded in the accounts on a trade-date basis. Interest earned from client accounts and from brokerage securities owned or brokerage securities sold short is recognized as earned and has been included in financial services revenue.

Brokerage securities owned and brokerage securities sold short are recorded at fair value. Both realized and unrealized gains and losses from brokerage securities owned and brokerage securities sold short are included in the determination of net earnings.

Investment Income

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, as well as realized investment gains or losses.

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Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received, and the collectibility of the remaining proceeds is reasonably assured. Revenue from housing and condominiums is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured. All other real estate revenue, including management fees, is recognized when earned.

Oil and Gas Sales, Net of Royalties

Revenues from oil and gas sales are recognized when commodities are sold.

INCOME TAXES

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying assets and liabilities are expected to be realized.

FOREIGN CURRENCY TRANSLATION

The Company's foreign real estate subsidiaries are considered financially self-sustaining and operationally independent. Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates. Revenues and expenses are translated at the average rate for the reporting periods. Translation gains and losses are deferred as a separate component of shareholders' equity until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items. Translation gains or losses are included in the determination of net earnings.

STOCK BASED COMPENSATION

The Company may issue stock based compensation to directors, financial advisors and certain employees under the terms of its share incentive plan and the share incentive plans of its subsidiaries. These plans may include the issuance of stock options and stock based awards.

The Company adopted the fair-value based method to account for stock based transactions. The value of stock based compensation, as of the date of grant, is recognized over the applicable vesting period as an increase to compensation expense and an increase to contributed surplus. When stock options are exercised, the proceeds received, together with the amount in contributed surplus, will be added to share capital. No expense is recognized for stock options granted before January 1, 2003 (note 17). When these options are exercised, the proceeds received are recorded as share capital.

Compensation expense in respect of awards under the bonus component, deferred bonus component and reserve bonus component of the share incentive plans of the Company and its subsidiaries is recognized over the applicable vesting period, or when performance-related criteria are achieved, by an increase to compensation expense and an increase to contributed surplus.

Amounts granted to employees or directors pursuant to the Company's deferred share unit plan are recognized as compensation expense when such grant is made or, if such deferred share units are subject to vesting, over the vesting period.

The Company's contributions under its employee share purchase plans are expensed as incurred.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares ("Class B Shares") outstanding during 2003 of 25,217,314 (2002 - 25,436,218).

2 0 0 3    A N N U A L   R E P O R T

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method. The weighted average number of shares outstanding during 2003, calculated on a diluted basis, is 25,475,047 (2002 - 25,640,424).

RECLASSIFICATION OF 2002 AMOUNTS

Certain of the prior year amounts have been reclassified to conform to the basis of presentation adopted for 2003.

2 . R E O R G A N I Z A T I O N    A N D   B U S I N E S S     A C Q U I S I T I O N S

DUNDEE REALTY CORPORATION ("DUNDEE REALTY") PLAN OF ARRANGEMENT

On June 30, 2003, Dundee Bancorp completed a plan of arrangement involving Dundee Realty whereby the revenue properties of Dundee Realty were transferred to a newly created real estate investment trust, Dundee Real Estate Investment Trust ("Dundee REIT"). Dundee Bancorp and certain of the Dundee Realty management ("Management Shareholders") acquired all shares of Dundee Realty owned by the public shareholders for consideration of $3.00 and one unit of Dundee REIT for each Dundee Realty share. Following the arrangement, Dundee Realty's operations consist primarily of its land and housing business.

On the date of the plan of arrangement, the Company's interest in Dundee REIT was reduced from 45% to 42% and the Company's interest in Dundee Realty's land and housing business was increased from 43% to 85%. The Management Shareholders hold the remaining 15% interest in Dundee Realty's land and housing business. The Company accounts for its investment in Dundee REIT on an equity basis. Subsequent to the plan of arrangement, the Company accounts for its investment in Dundee Realty on a consolidated basis.

The Company's total cost of purchase of Dundee Realty following the plan of arrangement is $83,369,000, including cash of $24,406,000 paid pursuant to the plan of arrangement, $40,437,000 of historical carrying value for the 43% interest already owned, and $18,526,000 of transaction and other acquisition related costs, net of taxes. The Company's historical carrying value represents that portion of the carrying value of the Company's investment in Dundee Realty accounted for on an equity basis relating to the non-REIT portion of the business just prior to the plan of arrangement.

The increase in the Company's ownership interest in Dundee Realty as a result of the plan of arrangement was accounted for as a step acquisition using the purchase method of accounting. The purchase price was assigned to the assets and liabilities acquired based on their estimated fair value as of the date of acquisition. The difference between the estimated fair value of these assets, net of liabilities, and the purchase price on June 30, 2003, when combined with the negative goodwill in respect of the 43% interest in the net assets already owned by the Company, was $115,454,000, of which $95,503,000 has been applied to reduce the carrying value of the real estate and other assets acquired to the extent appropriate under Canadian GAAP, with the excess being recorded as an extraordinary gain of $19,951,000. The amounts of negative goodwill applied to reduce the carrying value of assets will either be amortized into income over the life of the underlying capital or real estate assets to which the excess was applied, or will be recognized in income at the time that these assets are sold.

The purchase price allocation is as follows:

Net assets acquired:
Real estate assets	$77,862
Future income tax assets	41,281
Corporate debt	(63,647)
Estimated fair value of other assets acquired, net of liabilities assumed	47,824

$103,320

Represented by:
Cash	$24,406
Carrying value in Dundee Realty's land and housing business prior to the plan of arrangement	40,437
Transaction and other acquisition costs, net of tax	18,526

$83,369

Extraordinary Gain	$19,951

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CORPORATE REORGANIZATION OF DUNDEE WEALTH

During 2002, substantially all of Dundee Wealth's assets and liabilities, including its financial services and investment management subsidiaries, were transferred to DWM Inc. ("DWM"). The reorganization was recorded at the historical cost to Dundee Wealth of the assets transferred using the continuity of interest basis of accounting.

SUMMARY OF BUSINESS ACQUISITIONS COMPLETED BY DUNDEE WEALTH IN 2002 AND 2003

		Dynamic	Canada
	CFFG	Nova	Dominion	Cartier

Net assets acquired:
Investment management contracts	$-	$54,493	$-	$47,686
Funds under administration	-	-	-	30,573
Estimated fair value of other assets acquired, net of liabilities assumed	478	(34,802)	30	(4,997)

	$478	$19,691	$30	$73,262

Represented by:
Aggregate purchase price	$10,744	$88,069	$3,639	$215,467
Transaction costs	2,660	2,224	-	1,700

	$13,404	$90,293	$3,639	$217,167

Goodwill	$12,926	$70,602	$3,609	$143,905

The DynamicNova purchase price allocation has been adjusted to segregate the goodwill component previously included in the value assigned to the investment management contracts and, in respect of the resulting value assigned to these contracts, to record $16,413,000 of future income tax liabilities thereon. The comparative information presented in these consolidated financial statements has been reclassified to reflect this adjustment.

BUSINESS ACQUISITIONS COMPLETED IN 2002

Acquisition of Canadian First Financial Group Inc. ("CFFG")

On August 2, 2002, Dundee Wealth completed the acquisition of all of the issued and outstanding shares of CFFG, a public financial services management company. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and transaction costs of $2,660,000. The mutual fund dealer operations of CFFG were subsequently reorganized and integrated with Dundee Wealth's mutual fund dealer operations.

Acquisition of DynamicNova Inc. ("DynamicNova")

On October 2, 2002, DWM completed the acquisition of DynamicNova (formerly StrategicNova Inc.), an investment management company and manager of the StrategicNova Group of Mutual Funds. The total purchase price was $88,069,000 and was satisfied by the issuance of shares of DWM with a value of $84,194,000 and additional obligations in the amount of $3,875,000. The Company has recorded transaction costs of $2,600,000, before taxes of $376,000, in respect of the acquisition. Following a corporate amalgamation completed on January 1, 2003, the operations of DynamicNova were combined and integrated with those of Dundee Wealth's investment management subsidiaries.

Dilution Gain

In addition to the shares issued on the DynamicNova transaction, DWM issued shares for cash and for the transfer to DWM of certain obligations previously owed by DynamicNova to the Caisse de depot et placement du Quebec ("Caisse"), its former majority shareholder. As a result of these share issuances, Caisse became an 18.3% shareholder of DWM, diluting Dundee Wealth's interest to 81.7% on October 2, 2002. In accordance with Canadian GAAP, Dundee Wealth is considered to have disposed of 18.3% of its interest in DWM, and accordingly, the resulting dilution gain of $74,403,000 has been included in operating results for 2002.

BUSINESS ACQUISITIONS COMPLETED IN 2003

Acquisition of the Non Controlling Interest in Canada Dominion

On March 28, 2003, Dundee Wealth acquired the remaining 49% of the Canada Dominion Group of Companies that it did not already own for cash of $1,000,000 and a note payable of a further $3,000,000 to be paid in three equal installments of $1,000,000 on the first three anniversary dates of the transaction. This note payable does not carry an interest rate and, as such, has been discounted at a rate of 6.7% with the resulting $2,639,000 being reported as corporate debt for financial reporting purposes.

2 0 0 3    A N N U A L   R E P O R T

Acquisition of Cartier Partners Financial Group Inc. ("Cartier")

In November 2003, Dundee Wealth made an offer to purchase the outstanding common shares of Cartier (the "Offer"), an integrated distributor of mutual funds, securities and life insurance products and services. Pursuant to the Offer, Dundee Wealth also agreed to purchase $88,172,000 of debt and the 30% interest in Cartier Mutual Funds Inc. ("CMF") not owned by Cartier, from the former majority shareholder of Cartier. Approximately 97.9% of the Cartier common shares were deposited under the Offer and acquired on December 30, 2003. The remaining 2.1% of the Cartier common shares were acquired pursuant to a compulsory acquisition transaction on December 30, 2003, giving Dundee Wealth 100% ownership of Cartier.

The total purchase price of $217,167,000 is comprised of: cash of $164,588,000, including $88,172,000 of assumed debt and $3,087,000 paid in respect of the acquisition of 30% of CMF and common shares of Dundee Wealth with a value of $46,261,000. In addition, future obligations in the amount of $4,618,000 and transaction costs of $1,700,000 were recorded.

Future obligations include an obligation to pay cash and issue common shares of Dundee Wealth at a value of $2,514,000 pursuant to the compulsory acquisition transaction. In addition, Dundee Wealth agreed to satisfy a future obligation to issue additional Cartier common shares, by paying additional cash and issuing additional common shares of Dundee Wealth, subject to certain conditions being met by February 2005, which obligation has been discounted at a rate of 6.7% to $2,104,000.

Upon completion of the Offer, Dundee Wealth's entire investment in Cartier was transferred to DWM in exchange for additional common shares of DWM. As a result, Dundee Wealth's interest in DWM increased from 81.7% to 86.0% (note 19). The increase in ownership has been accounted for as a step purchase with the $15,876,000 excess of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.

PUBLIC OFFERING COMPLETED BY DUNDEE WEALTH AND RESULTING DILUTION GAIN

During 2003, the Company's interest in Dundee Wealth was diluted from 83.8% to 67.7% as a result of Dundee Wealth issuing shares to the public pursuant to its equity offering and issuing shares for the Cartier acquisition. In accordance with Canadian GAAP, Dundee Bancorp is considered to have disposed of its proportionate interest in Dundee Wealth, resulting in the recognition of a net dilution gain of $32,700,000, which includes dilutions from other share issuances by Dundee Wealth during 2003.

3 . B R O K E R A G E    S E C U R I T I E S   O W N E D   A N D  B R O K E R A G E   S E C U R I T I E S         S O L D    S H O R T

		2003		2002

	Securities	Securities	Securities	Securities
	Owned	Sold Short	Owned	Sold Short

Bonds and other debt instruments	$9,089	$1,518	$6,831	$1,554
Equities	15,889	2,448	5,370	3,291

	$24,978	$3,966	$12,201	$4,845

From time to time, the Company's brokerage subsidiaries may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiaries may incur a loss if the market value of these securities subsequently increases.

At December 31, 2003, the Company held foreign exchange forward contracts with an aggregate notional amount of $18,481,000 (2002 - $16,427,000) to manage its foreign exchange exposure to the U.S. dollar. All foreign exchange forward contracts are short term in nature most settling within 30 days and one settling within 120 days.

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4 . C O R P O R A T E    I N V E S T M E N T S

(a)	The Company's interest in Dundee Real Estate Investment Trust is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company's option, into units of Dundee Real Estate Investment Trust on a one-for-one basis.

(b)	On January 7, 2003, Repadre Capital Corporation completed a business combination with IAMGold Corporation ("IAMGold"). As a result of the transaction, the Company's interest in IAMGold dropped to below 10%. The Company has since accounted for its investment in IAMGold on a cost basis as it no longer exerts significant influence over its affairs.

(c)	On October 21, 2003, Black Hawk Mining Inc. completed a business combination with Glencairn Gold Corporation ("Glencairn") diluting the Company's interest to below 10%. The Company has since accounted for its investment in Glencairn on a cost basis as it no longer exerts significant influence over its affairs.

CORPORATE INVESTMENTS SEGREGATED BY BUSINESS SEGMENT

	2003	2002

Real estate	$127,692	$140,601
Resources	56,150	106,415
Other investments	144,311	181,909

	$328,153	$428,925

The fair market value of corporate investments as at December 31, 2003 approximates $475,000,000 (2002 - $440,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

The difference between the cost of the Company's investment in Dundee REIT and the underlying net book value of Dundee REIT is amortized as an adjustment to equity earnings using the sinking fund method of depreciation over the life of the revenue properties (note 18).

INCOME FROM CORPORATE INVESTMENTS

	2003	2002

Interest, dividends and foreign exchange	$5,444	$4,678
Realized investment gains, net	39,101	6,264

	44,545	10,942
Share of earnings (losses) of equity accounted investments	13,176	(847)
(Losses) gains from dilutions of interest in equity accounted investments	(4,250)	3,099

	8,926	2,252
Investment provision	(4,655)	(9,265)

	$48,816	$3,929

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5 . D E F E R R E D    S A L E S    C O M M I S S I O N S

				2003	2002

Deferred sales commissions, beginning of year				$81,089	$56,910
Commissions acquired in business acquisitions				8,970	32,703
Commissions funded during the year				37,654	26,047
Amortization during the year				(42,404)	(34,571)

Deferred sales commissions,	end of year			$85,309	$81,089

6 . C A P I T A L A N D O T H E R A S S E T S

				2003	2002

			Accumulated	Net Book	Net Book
		Cost	Amortization	Value	Value

Real estate assets		$81,186	$702	$80,484	$-
Oil and gas properties		44,244	4,429	39,815	37,223
Capital and other assets		99,700	59,031	40,669	33,626

		$225,130	$64,162	$160,968	$70,849

REAL ESTATE ASSETS BY TYPE (Note 2)

				2003	2002

Land under development				$14,678	$-
Land held for development				1,934	-
Housing and condominiums				63,872	-

				$80,484	$-

OIL AND GAS PROPERTIES BY GEOGRAPHIC AREA

				2003	2002

Canada				$14,473	$16,002
Spain				8,499	6,854
Tunisia				16,843	14,367

				$39,815	$37,223

7 . G O O D W I L L A N D O T H E R I N T A N G I B L E A S S E T S ( N o t e 2 )

				2003	2002

			Accumulated	Net Book	Net Book
		Cost	Amortization	Value	Value

Goodwill		$349,041	$19,494	$329,547	$166,985
Investment management contracts		107,518	2,503	105,015	57,329
Funds under administration		30,573	-	30,573	-

		$487,132	$21,997	$465,135	$224,314

2 0 0 3    A N N U A L   R E P O R T

8 . B A N K  I N   D E B T E D N E S S

The Company's brokerage subsidiaries may borrow up to a maximum of $100,000,000 pursuant to a call loan facility established with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and firm inventory transactions. Amounts borrowed pursuant to this facility are collateralized by either unpaid client securities or securities owned by the Company. At December 31, 2003, the Company had $21,181,000 (2002 - $7,374,000) outstanding pursuant to this facility. During 2003, the Company paid interest on the outstanding call loan balance at interest rates between 3.50% and 4.00% on Canadian funds (2002 - between 2.75% and 3.50%) and between 1.50% and 1.75% on U.S. funds (2002 - 1.88%).

9	. C O R P O R A T E D E B T

	2003	2002

Corporate
$150,000,000 - 6.70% senior debentures due September 24, 2007	$149,827	$149,781
$55,000,000* - Revolving term credit facility	54,888	27,893
Subsidiaries
$20,000,000 - Revolving term credit facility, Dundee Wealth	-	19,460
$22,300,000 - Revolving term credit facility, subsidiary of Dundee Wealth	22,294	22,290
Real estate debt	51,886	-
Income Trusts	10,903	12,680
Prime Trust	1,712	2,534
Deferred acquisition obligation and other debt	4,112	3,990

	$295,622	$238,628

* (2002 - $30,000,000 - Revolving term credit facility)

$150,000,000 - 6.70% SENIOR DEBENTURES

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the "Debentures") at a discount of $3.09 per $1,000 principal amount. The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year. The Debentures are redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%. At December 31, 2003, the fair value of the Debentures, based on quoted market values was $150,165,000 (2002 - $135,957,000).

$55,000,000 - REVOLVING TERM CREDIT FACILITY, CORPORATE

On April 24, 2003, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to April 29, 2004. The credit facility provides for a tiered interest rate structure based on the Company's public debt rating on its Debentures. Based on the Company's current debt rating, Canadian dollar draws on the credit facility bear interest, at the Company's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1%. The Company is subject to a standby fee of 1/5 of 1% on unused amounts under the facility. At December 31, 2003, $54,888,000 (2002 - $27,893,000) had been borrowed under the Company's credit facility. Interest rates paid by the Company during 2003 ranged between 2.73% and 5.00% (2002 - between 2.12% and 4.50%).

On December 5, 2003, the Company renewed its letter of credit for US$3,250,000 (previously US$6,500,000) used to guarantee a credit facility of Breakwater Resources Ltd. in the equivalent amount. Subsequent to December 31, 2003, the letter of credit and associated guarantee were extinguished.

$20,000,000 - REVOLVING TERM CREDIT FACILITY, DUNDEE WEALTH

On September 30, 2002, Dundee Wealth temporarily renewed its $20,000,000 unsecured revolving term credit facility with a Canadian chartered bank, extending the expiry date to April 30, 2003. At maturity, borrowings under the revolving term credit facility were fully repaid and the credit facility was cancelled.

2 0 0 3    A N N U A L   R E P O R T

$22,300,000 - REVOLVING TERM CREDIT FACILITY, SUBSIDIARY OF DUNDEE WEALTH

A $22,300,000 credit facility with a Canadian chartered bank was assumed as a result of the acquisition of DynamicNova (note 2). On December 31, 2002, the facility was renegotiated and extended to a 364-day revolving term facility maturing initially on January 1, 2004 and was further renewed to January 1, 2005. The facility is subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum. As at December 31, 2003, the subsidiary had borrowed $22,294,000 (2002 - $22,290,000) pursuant to the credit facility.

The facility is secured by way of a general security agreement on all of the assets of certain subsidiaries of the Company, including the assets of the Company's major investment management subsidiary. The facility is also secured by unsecured guarantees from Dundee Wealth and DWM.

REAL ESTATE DEBT

				Housing Advances
Principal Repayments due in:	Mortgages	Term Debt	Land Mortgages		Total for Year

2004	$2,205	$180	$6,048	$39,288	$47,721
2005	255	179	200	-	634
2006	270	102	200	-	572
2007	255	-	-	-	255
2008	228	-	-	-	228
2009 and thereafter	-	-	2,476	-	2,476

As at December 31, 2003	$3,213	$461	$8,924	$39,288	$51,886

Real estate debt is secured by charges on specific properties to which the debt relates. In certain cases, Dundee Realty or subsidiaries of Dundee Realty guarantee the repayment of the debt.

Since the plan of arrangement, Dundee Realty incurred a weighted average interest rate of 8.10% on fixed rate debt and 5.41% on variable rate debt. Fixed rate debt matures between 2004 and 2020. Variable rate debt matures in 2004.

INCOME TRUSTS

Infinity Income Trust and Multi-Fund Income Trust (the "Trusts") were formed for the purpose of financing the deferred sales commissions of certain mutual funds between August 1, 1997 up to and including February 26, 1998 and between August 1, 1997 up to and including July 17, 1998, respectively. Amounts owing to the Trusts as at December 31 are detailed below:

	2003	2002

Secured notes, interest at 5% per annum	$7,369	$9,146
Participation certificates, non-interest bearing	3,534	3,534

	$10,903	$12,680

A portion of the monthly management fee, ranging from 0.15% to 0.55% per annum of the net asset value of the mutual funds financed by the Trust ("Trust Units") is applied against amounts outstanding. Repayments will be applied first to the interest, then to the secured notes, and finally to the participation certificates.

The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining Trust Units. Any redemption charges paid by the unitholders on the redemption of Trust Units are applied to the repayment of the secured notes and the participation certificates. In the event that the monthly management fee paid is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amounts outstanding will not be required to be repaid by the subsidiaries. The secured notes are secured by a general security interest registered under the Personal Property Security Act in the accounts of certain mutual funds managed by Dundee Wealth and its subsidiaries.

2 0 0 3    A N N U A L   R E P O R T

PRIME TRUST

From July 18, 1998 to July 26, 1999, deferred sales commissions of certain mutual funds were financed through Prime Trust, which is a securitization vehicle administered by a Canadian chartered bank. A subsidiary of Dundee Wealth has ceded a portion of its monthly management fee from certain mutual funds in respect of which the sales commissions were financed by Prime Trust ("Prime Trust Units"), calculated as 1.40% per annum or, in the case of certain money market instruments, between 0.60% and 1.00% per annum, of the net asset value of the Prime Trust Units, to be applied against amounts outstanding. The Prime Trust bears interest at 6.34% per annum plus the spread between the 30-day bankers' acceptance rate and the 30-day commercial paper rate.

DEFERRED ACQUISITION OBLIGATION AND OTHER

Included in corporate debt is a $2,729,000 deferred acquisition obligation which represents the discounted value of amounts owing in respect of Dundee Wealth's acquisition of the non controlling interest in the Canada Dominion Group of Companies (note 2). The obligation has been discounted at a rate of 6.70%. Included in interest expense for the year ended December 31, 2003 is $90,000 (2002 - nil) in respect of this obligation.

Eurogas Corporation ("Eurogas") has a revolving term credit facility of $4,500,000 with a Canadian chartered bank, which bears interest at the bank's prime lending rate plus 3/8% and has a standby fee of 0.25% per annum on undrawn amounts. Borrowings under this facility are secured by a demand debenture for $20,000,000, with a first floating rate charge on Eurogas' Canadian assets. Amounts borrowed pursuant to the facility were fully repaid in January 2003.

1 0 . S H A R E   C A P I T A L

AUTHORIZED

The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

COMMON SHARES

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held. The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends. The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time. In the event of an offer to purchase the Class B Shares by a third-party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

PREFERENCE SHARES

First Preference Shares - Each series of first preference shares rank on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares - Each series of second preference shares rank junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares - Each series of third preference shares rank junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

2 0 0 3    A N N U A L   R E P O R T

ISSUED AND OUTSTANDING

	Subordinate Shares		Class B Shares		Total
	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2001	24,762,815	$292,153	1,050,904	$8,252	25,813,719	$300,405

Issued (redeemed) during the year
ended December 31, 2002
Redeemed pursuant to issuer bid	(866,667)	(10,246)	-	-	(866,667)	(10,246)
Issuance of shares under the
employee Share Incentive Plan	9,004	129	-	-	9,004	129
Cancellation of shares previously issued
in business acquisitions	(40,097)	(1,083)	-	-	(40,097)	(1,083)
Options exercised	412,895	1,522	-	-	412,895	1,522
Conversion from Class B shares
to Subordinate Shares	1,607	13	(1,607)	(13)	-	-

Total Share Capital
Outstanding December 31 ,2002	24,279,557	282,488	1,049,297	8,239	25,328,854	290,727

Issued (redeemed) during the year
ended December 31, 2003
Redeemed pursuant to issuer bid	(314,301)	(3,705)	-	-	(314,301)	(3,705)
Issuance of shares under the
employee Share Incentive Plan	14,518	246	-	-	14,518	246
Options exercised	126,500	1,472	-	-	126,500	1,472
Conversion from Class B shares
to Subordinate Shares	104	1	(104)	(1)	-	-

Total Share Capital
Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740

OBLIGATIONS AND OTHER LIABILITIES IN RESPECT OF BUSINESS ACQUISITIONS

The Company issued 83,105 Subordinate Shares as partial consideration pursuant to the terms of a business acquisition completed in May 1998. These shares were subject to an escrow agreement and were to be released in each of the four years following the date of acquisition, subject to achieving pre-defined income levels in the organization acquired. During 2001, the Company determined that it was to cancel 40,097 Subordinate Shares due to these income levels not being achieved. Accordingly, the Company has reduced the carrying value of its goodwill associated with the investment by $1,083,000, being the value of the 40,097 Subordinate Shares originally issued. This amount has been included as a reduction in shareholders' equity.

DILUTION GAIN

During the year ended December 31, 1999, the Company recognized a $40,800,000 dilution gain on the sale of a subsidiary's shares in share capital as opposed to recognizing such gain in earnings. To correct, the Company has retroactively reclassified the amounts from share capital to retained earnings in these consolidated financial statements. Consolidated shareholders' equity remains unchanged.

CONTRIBUTED SURPLUS

In connection with stock based compensation, during 2003 the Company increased contributed surplus by $987,000 in respect of awards under its deferred share unit plan (note 11).

RETAINED EARNINGS

During 2003, the Company purchased for cancellation 314,301 Subordinate Shares (2002 - 866,667) having an aggregate stated capital of $3,705,000 (2002 - $10,246,000). The difference between the purchase price paid of $4,694,000 (2002 -$12,724,000) and the stated capital has been charged to retained earnings.

2 0 0 3    A N N U A L   R E P O R T

1 1 . S T O C K    B A S E D     C O M P E N S A T I O N

SHARE INCENTIVE PLAN

The Company has established a share incentive plan for employees, officers and directors of the Company. The share incentive plan consists of a share purchase plan, a share bonus plan and a share option plan.

Share Purchase Plan

Under the share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury. The Company may match up to the full amount of each participant's contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

During 2003, participants contributed $168,000 (2002 - $129,000) to the share purchase plan and received 10,282 (2002 - 9,004) Subordinate Shares issued from treasury. The Company recognized compensation expense of $168,000 (2002 - $129,000) in respect of the share purchase plan, of which $156,000 (2002 - $129,000) was used to purchase Subordinate Shares in the open market and $12,000 (2002 - nil) was used to issue Subordinate Shares from treasury.

As at December 31, 2003, 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 329,872 Subordinate Shares have been issued and 330,128 Subordinate Shares of which remain available for issuance from treasury.

Share Bonus Plan

The share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in the Company's share incentive plan. During 2003, the Company issued 2,500 Subordinate Shares (2002 - nil) pursuant to the terms of the share bonus plan and recognized compensation expense of $31,000 (2002 - nil).

As at December 31, 2003, 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 69,500 have been issued and 430,500 Subordinate Shares of which remain available for issuance from treasury including 2,500 of which have been conditionally awarded.

Share Option Plan

Under the share option plan, the Company may issue options to purchase Subordinate Shares to eligible participants. The exercise price per Subordinate Share may not be less than the closing price of the Subordinate Shares on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted. Options granted prior to December 31, 2003 become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant and will expire 10 years thereafter.

The total number of share options cannot exceed 4,000,000. Options to purchase 2,076,834 Subordinate Shares of the Company were outstanding as at December 31, 2003, and 995,934 Subordinate Shares remain available for grant of options under the share option plan.

A summary of the status of the Company's share option plan as at December 31, 2003 and 2002, and the changes during the years then ended, is as follows:

		2003		2002

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,484,169	$16.07	2,948,732	$14.50
Granted	-	$-	35,000	$15.40
Exercised	(216,335)	$13.07	(412,895)	$3.69
Cancelled	(191,000)	$29.39	(86,668)	$21.32

Outstanding, end of year	2,076,834	$15.16	2,484,169	$16.07

Exercisable at December 31	2,023,499	$15.17	2,250,834	$16.20

2 0 0 3    A N N U A L   R E P O R T

		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable

$8.63 to $9.88	309,333	$9.31	0.60	309,333
$13.15 to $14.85	1,196,500	$14.49	5.39	1,174,833
$15.40 to $17.75	469,501	$17.38	3.38	437,833
$27.25 to $40.75	101,500	$30.60	4.06	101,500

On April 1, 2004, the Board of Directors approved the issuance of an additional 550,000 options at an exercise price of $27.51. The options will be exercisable as to 20% of the Subordinate Shares, on a cumulative basis, on the first five anniversary dates following the formal date of grant. Options granted will expire five and a half years from the formal date of grant.

DEFERRED SHARE UNIT PLAN

In 2002, the Company adopted a deferred share unit plan ("DSUP") to significantly strengthen the link between the interests of eligible directors, officers and employees of the Company by providing them with a long term incentive tied to the performance of Subordinate Shares of the Company. The compensation committee administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

During 2003, the Company has issued 58,866 deferred share units to employees of the Company, each unit entitling the holder to a Subordinate Share of Dundee Bancorp on retirement. The Company recognized stock based compensation expense of $987,000 in respect of these units.

The total number of deferred share units cannot exceed 500,000. Deferred share units to purchase 58,866 Subordinate Shares of Dundee Bancorp were outstanding as at December 31, 2003 and 441,134 remain available for granting under the DSUP.

SHARE INCENTIVE PLANS AND OTHER STOCK BASED PLANS OF DUNDEE WEALTH

Dundee Wealth has established a share incentive plan for employees, officers and directors of Dundee Wealth and its subsidiaries and a share incentive plan for independent financial advisors and service providers of, and consultants to Dundee Wealth. Each share incentive plan consists of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan. Additionally, Dundee Wealth has established a reserve share plan as further incentive under certain business acquisitions. During 2003, Dundee Wealth issued 983,393 (2002 - 654,137) common shares and recognized compensation expense of $3,052,000 (2002 - $2,484,000) in respect of these plans.

Included in compensation expense is $80,000 (2002 - nil) in respect of stock options granted by Dundee Wealth. As at December 31, 2003, Dundee Wealth had granted 5,232,260 options at a weighted average exercise price of $7.40 of which 2,476,552 stock options were exercisable at year end. On April 1, 2004, the Board of Directors of Dundee Wealth approved the grant of 2,700,000 options at an exercise price of $9.10. The options will vest over a 5 year period and will have a life to maturity of 5.5 years.

Dundee Wealth has granted awards to eligible participants that would entitle them to receive common shares of Dundee Wealth if certain conditions are met. Aggregate shares granted but not yet issued as at December 31, 2003, pursuant to these plans was 1,085,106. Subsequent to year end, Dundee Wealth released 378,877 common shares as the conditions for issuance were satisfied. On April 1, 2004, the Board of Directors of Dundee Wealth approved the grant of awards of a further 692,300 common shares of Dundee Wealth, subject to employees and financial advisors satisfying certain criteria.

During 2003, Dundee Wealth established a DSUP. As at December 31, 2003, no awards had been made pursuant to this arrangement.

STOCK OPTION PLAN OF EUROGAS CORPORATION

Eurogas has established a stock option plan for its directors, officers and employees. As at December 31, 2003, Eurogas had granted 5,075,000 options at a weighted average exercise price of $0.41 of which 4,458,333 stock options were exercisable at year end. Compensation expense of $11,000 (2002 - nil) has been recognized in respect of Eurogas' stock option arrangements.

2 0 0 3    A N N U A L   R E P O R T

1 2 . C O N T I N G E N C I E S    A N D    C O M M I T M E N T S

LEASE COMMITMENTS

The Company and its subsidiaries have lease agreements for premises pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2004	$9,707
2005	9,095
2006	8,324
2007	5,118
2008	3,649
Thereafter	9,074

$44,967

DISTRIBUTION AGREEMENTS

Certain of Dundee Wealth's subsidiaries have entered into agreements with certain limited partnerships to act as distributors of certain mutual funds and to arrange for the financing of deferred sales commissions on these mutual funds. As partial consideration therefor, the subsidiaries will pay a distribution fee calculated as 0.15% to 1.00% of the net asset value of the related mutual fund units. These distribution agreements have a finite life and will expire between December 2011 and December 2016.

SHAREHOLDERS' AGREEMENTS

Pursuant to a shareholders' agreement between the Company, Dundee Wealth, DWM and Caisse, Caisse has the right, in certain circumstances, to require DWM, Dundee Wealth or the Company to purchase for cash all or part of its shares in DWM at fair market value. The repurchase right will first belong to DWM and Dundee Wealth, as they may agree, and only if they are unable or fail to purchase shall the Company have the obligation to purchase.

The Company has entered into a shareholders' agreement with the Management Shareholders of Dundee Realty pursuant to which the Management Shareholders may require the Company to purchase their shares in Dundee Realty for cash equal to the fair market value of such shares if the purchase is to take place after June 30, 2005, or at the lower of fair market value and $24,395 per share (aggregating approximately $3,600,000) if such purchase takes place on or prior to June 30, 2005.

The Management Shareholders of Dundee Realty have an option to acquire additional common shares of Dundee Realty approximating an additional 1% each year for five years at an aggregate exercise price of $425,000. Any options not exercised within a specified period will expire.

OIL AND GAS COMMITMENTS

During 2002, an oil and gas prospecting permit was converted to an exploration permit with a primary term of four years. Eurogas has an outstanding work commitment to drill one well with respect to the exploration permit on development property that is located in Tunisia.

REAL ESTATE COMMITMENTS

Dundee Realty is contingently liable for the obligations of the other owners of the unincorporated joint ventures in which it participates, in the aggregate amount of $28,816,000. The other joint venturer's share of assets in the joint ventures is available to the Company to satisfy these obligations. As at December 31, 2003, the Company's share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table below.

2 0 0 3    A N N U A L   R E P O R T

As part of Dundee Realty's plan of arrangement and subsequent creation of Dundee REIT, Dundee Realty entered into the following contractual obligations:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT. As part of the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed by using a formula based on vacant space of certain of Dundee REIT's real estate revenue properties. The term of the rent supplement is five years for office and retail space and three years for industrial space. For the six months ended December 31, 2003, property management revenues, including recovered expenses, net of costs associated with the rent supplement were approximately $2,180,000.
  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT. As at December 31, 2003, the aggregate guarantees were $32,901,000. Dundee Realty has been indemnified by the subsidiary of Dundee REIT in respect of these guarantees.

CONTINGENT LIABILITIES

A subsidiary of Dundee Wealth is named in a claim initiated by 19 former clients of a former financial advisor of Hewmac Investment Services Inc. ("Hewmac"), each claiming approximately $1,000,000. Hewmac was acquired by Ross Dixon Financial Services Ltd., which was subsequently acquired by Dundee Wealth as part of the acquisition of CFFG (note 2) in August 2002. This subsidiary is also named in a third-party claim commenced by a number of plaintiffs, some of whom were clients of former financial advisors. The plaintiffs, who have offered to settle their claim for US$3,800,000, did not make a claim directly against the Company's subsidiary. Management's initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claim and without merit. The Company intends to vigorously defend itself against these claims.

The Company and its subsidiaries are defendants in various legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities, and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

1 3 . S E G M E N T E D    I N F O R M A T I O N

As a result of various transactions completed in 2003, the Company has re-evaluated the composition of its operating segments, resulting in a change in reportable operating segments. Comparative figures have been reclassified to reflect the new reporting structure.

WEALTH MANAGEMENT

The wealth management division includes the operations of Dundee Wealth, a publicly-listed wealth management company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations. International wealth management activities are carried out through The Dundee Bank, a Cayman Islands registered bank licensed with the Cayman Islands Monetary Authority and through its subsidiaries, which primarily provide banking services and administrative services to international mutual funds, hedge funds and other investment clients.

REAL ESTATE

As a result of the plan of arrangement involving Dundee Realty (note 2), the Company increased its interest in Dundee Realty's land and housing business to 85%, and subsequently accounted for its investment on a consolidated basis. The operating results of Dundee Realty's land and housing business since completion of the plan of arrangement are included in this business segment. The real estate segment also includes the operating results of Dundee REIT which is accounted for on an equity basis.

2 0 0 3    A N N U A L   R E P O R T

RESOURCES

The resources segment includes a number of significant investments in the resource sector. Included in the resources segment are operating results from the Company's 51% interest in Eurogas, including its exploration and development activities carried out in Canada, Spain and Tunisia. The resources segment also includes the Company's interest in Dundee Precious Metals Inc., Breakwater Resources Ltd., and several other smaller resource holdings.

OTHER INVESTMENTS AND CORPORATE COSTS

This segment consists of the remaining public and private investment holdings, covering a wide spectrum of industry sectors. These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investment company. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

1 4 . I N C O M E   T A X E S

The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2003	2002

Combined Canadian federal and
provincial statutory income tax rate of 37.36% (2002 - 38.62%)	$34,735	$(790)
Non deductible expenses	1,269	6,638
Non taxable revenue	(4,542)	(3,664)
Net benefit of foreign losses not previously recognized	(13,158)	2,261
Net income tax benefits not previously recognized	(4,493)	581
Remeasurement of rates applied to future tax assets and liabilities	(653)	697
Other	3,084	1,725

Income tax provision	$16,242	$7,448

2 0 0 3    A N N U A L   R E P O R T

Significant components of the Company's future income tax assets and liabilities as at December 31, 2003 and 2002 are as follows:

	2003	2002

Future income tax assets
Tax loss carry forwards	$31,393	$13,360
Real estate assets	29,976	-
Capital assets	2,173	4,478
Accrued liabilities	8,045	2,218
Other	13,597	7,928

	$85,184	$27,984

Future income tax liabilities
Investment portfolio, including equity accounted investments	$24,681	$21,623
Deferred sales commissions	29,354	25,829
Oil and gas properties	2,498	2,675
Management contracts	37,381	16,808
Funds under administration	11,043	-
Other	18,897	15,896

	$123,854	$82,831

Net future income tax liability	$38,670	$54,847

As at December 31, 2003, the Company has operating loss carry forwards of $112,194,000. Income tax benefits associated with $86,488,000 of these losses have been recognized in the consolidated financial statements. A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:

2004	$5,458
2005	4,615
2006	20,384
2007	29,144
2008 - 2010	52,593

$112,194

1 5 . R E L A T E D    P A R T Y    T R A N S A C T I O N S

Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2003 and 2002 are discussed below.

WEALTH MANAGEMENT REVENUES

Dundee Wealth and its subsidiaries, in the course of their regular business activities, have routine transactions with affiliated companies of Dundee Bancorp, including certain of Dundee Bancorp's equity accounted investees. Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

In the normal course of its business, Dundee Wealth's investment management subsidiary will purchase or sell securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios. These transactions may, from time to time, be conducted through Dundee Wealth's brokerage subsidiary. These transactions are conducted at negotiated discounted rates.

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Dundee Wealth's brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, with or on behalf of equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth's investment management subsidiary.

Officers and directors of the Company and its subsidiaries may make use of the facilities of Dundee Wealth's brokerage firm or mutual fund dealer.

CORPORATE INVESTMENTS

As at December 31, 2003, the Company has investments with a carrying value of $40,460,000 (2002 - $76,985,000) which are managed by a subsidiary of Dundee Wealth. Transactions on these assets are conducted on the same basis as third-party investors.

SHAREHOLDER LOANS

The Company has made shareholder loans aggregating $2,066,000 to certain officers of the Company and its subsidiaries primarily to acquire shares of the Company. These shareholder loans are generally secured by the underlying shares acquired.

1 6 . F I N A N C I A L     I N S T R U M E N T S

In the normal course of business, the Company and its subsidiaries may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries' exposure to market risk. Each type of contract will limit or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

CREDIT RISK

Credit risk arises from the potential for a counterparty to default on a contractual obligation. Certain of Dundee Wealth's subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction. Dundee Wealth's subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy. For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins. Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the premium.

Certain of Dundee Wealth's other activities are subject to the risk of counterparty non-performance. In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Dundee Wealth seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment. Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulatory guidelines.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

MARKET RISK

The Company is exposed to the risk of loss resulting from fluctuations in the prices of financial instruments which may occur with volatility in interest rates, global market conditions, and to a lesser extent, foreign exchange variations. As financial instruments held for trading are recognized at market values, these changes may materially affect future results.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company does not hedge its exposure to interest rate risk as it is minimal.

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1 7 . C H A N G E S    I N    A C C O U N T I N G    P O L I C I E S

ACCOUNTING FOR STOCK OPTIONS

The Company adopted CICA Section 3870 "Stock Based Compensation" on January 1, 2002 and did not record compensation expense upon the issuance of stock options. However, the Company disclosed the pro forma net earnings and earnings per share using the fair market value method of accounting for stock based compensation awards granted during the year ended December 31, 2002 as follows:

	Equity
	Accounted	Dundee		Dundee
For the year ended December 31, 2002	Investees	Wealth	Eurogas	Bancorp	Total

Risk Free Rate of Return		5.11%	5.00%	5.46%
Dividend Yield		0.00%	0.00%	0.00%
Volatility Factor		45.26%	74.20%	41.93%
Weighted Average Expected Option Life (years)		6	5	6

December 31, 2002 Net Income as Reported					$50,256
Calculated Valuation of Options	$(276)	$(265)	$(52)	$(92)	(685)
Non Controlling Interest					70

Pro Forma Earnings					$49,641

Pro Forma Basic Earnings per Share					$1.95
Pro Forma Diluted Earnings per Share					$1.94

The provisions of CICA Section 3870 were amended in September 2003 and now require the expensing of stock options at fair value. Accordingly, effective January 1, 2003 for stock options granted on or after January 1, 2003, the Company changed its accounting policy and began to record compensation expense for stock options issued to employees using the fair value method. The Company did not issue any stock options in 2003. Certain of the Company's subsidiaries issued stock options in 2003 resulting in an increase in compensation expense of $91,000 (2002 - nil).

GUARANTEES

During 2003, the Company adopted the requirements of CICA Accounting Guideline 14 ("AcG 14") "Disclosure of Guarantees" which requires additional disclosure in the consolidated financial statements about a guarantor's obligations under certain guarantees. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) diminished values in the underlying economic characteristics that are related to an asset, liability or an equity security of the guaranteed party; (b) failure of a third party to perform under an obligation agreement; or (c) failure of another third party to pay its indebtedness when due.

The Company and its subsidiaries have entered into indemnification agreements with certain directors and officers to indemnify them against any and all claims incurred by those directors and officers as a result of their services to the Company and its subsidiaries.

1 8 . F U T U R E    A C C O U N T I N G    C H A N G E S

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with Canadian generally accepted accounting principles and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian generally accepted accounting principles. The impact of this change in accounting policy on the consolidated financial statements is not expected to be significant.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued AcG 15, "Consolidation of Variable Interest Entities". AcG 15 provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG 15 is effective for annual and interim periods beginning on or after November 1, 2004. The Company is currently evaluating the impact of applying AcG 15 and has not yet completed its analysis.

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HEDGING RELATIONSHIPS - CICA ACCOUNTING GUIDELINE 13 ("AcG 13")

In December 2001, the CICA issued AcG 13 which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. The Company anticipates that adoption of AcG 13 will not have a material impact on its consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company will adopt CICA Handbook Section 3063, "Impairment of Long-Lived Assets" on January 1, 2004. Under this standard, the impairment test of long-lived assets is a two-step process with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. An asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. The Company does not expect this standard to have a material impact on the consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

The CICA recently issued Handbook Section 3110 "Asset Retirement Obligations". The recommendation is effective for fiscal years beginning on or after January 1, 2004 and requires liability recognition for retirement obligations associated with tangible long-lived assets. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Company expects to settle the retirement obligation. The impact of this change in accounting policy to the Company's consolidated financial statements has not yet been determined.

FUTURE ACCOUNTING CHANGES RELATED TO REAL ESTATE OPERATIONS

  DEPRECIATION OF REVENUE PROPERTIES
  The Company currently uses the sinking fund method of depreciating real estate revenue properties. Effective January
  1, 2004, real estate revenue properties will be amortized on a straight-line basis over their remaining estimated useful life. This change in amortization policy will be applied on a prospective basis commencing on January 1, 2004.
  REVENUE RECOGNITION FOR REAL ESTATE REVENUE PROPERTIES
  Revenues from leases that included contractual increases in basic rents are accounted for on a straight-line basis only where such increases exceed expected increases in the projected Consumer Price Index. Effective January 1, 2004, the total amount of revenue to be received from such leases must be accounted for on a straight-line basis over the term of the respective lease. This change in revenue recognition policy will be applied on a prospective basis commencing on January 1, 2004.

FUTURE ACCOUNTING CHANGES RELATED TO OIL AND GAS OPERATIONS

  FULL COST ACCOUNTING IN THE OIL AND GAS INDUSTRY - CICA ACCOUNTING GUIDELINE 16 ("AcG 16")
  In September 2003, the CICA issued Accounting Guideline AcG 16, "Oil and Gas Accounting - Full Cost" which replaces AcG 5 "Full Cost Accounting" in the oil and gas industry. The main features of AcG 16 are as follows:
    Reserve definitions have been made consistent with those in the Society of Petroleum Evaluation Engineers Handbook. These definitions are also utilized in the Canadian Securities Administrators' National Instrument 51-101.
    The impairment of a cost centre is recognized when its carrying amount is greater than its undiscounted future cash flows. In the recognition step, only proved reserves are allowed, and the prices used in estimating future cash flows should be based on the best information available to the enterprise. This would normally be consistent with quoted benchmark prices in the futures market, or based on reputable industry forecasts.
    If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and some portion of probable reserves are also used in estimating fair value.
    AcG 16 is applicable to fiscal years beginning on or after January 1, 2004. The cumulative amount that would have been recognized in prior years had this section been applied, less any amount previously recognized, should be recognized as the effect of a change in accounting policy and charged to opening retained earnings for the fiscal year in which this section is initially applied, without restatement of prior periods. The impact of this change in accounting policy to the Company's consolidated financial statements has not yet been determined.

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1 9 . S U B S E Q U E N T    E V E N T S

Dundee Bancorp and underwriters for Dundee Wealth each exercised their over-allotment options to acquire additional shares of Dundee Wealth on January 12, 2004 for net proceeds to Dundee Wealth, after commissions and related expenses of $19,500,000. As a result, Dundee Bancorp acquired an additional 1,290,323 common shares of Dundee Wealth.

On January 28, 2004, the non controlling shareholder of DWM made a $25,000,000 cash subscription for additional common shares of DWM pursuant to its pre-emptive right. Consequently, Dundee Wealth's interest in DWM was diluted from 86.0% to 83.7%. As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer of Cartier from Dundee Wealth to DWM, the resulting dilution effect to Dundee Wealth, currently estimated as $8,507,000, will be applied to reduce goodwill in respect of Cartier.

On February 24, 2004, Dundee Wealth announced that it had agreed to a proposal to terminate its investment management contract with Dundee Precious Metals Inc. ("Dundee Precious"), a publicly listed closed-end investment firm, for aggregated proceeds of $27,843,000 consisting of 925,000 shares of Dundee Precious and an option to acquire an additional 500,000 shares of Dundee Precious at $36.57 per share (which shares are subject to a proposed stock split on a 5 for 1 basis). Dundee Bancorp has agreed to acquire the shares and option from Dundee Wealth when received. The contract, which would have expired in 2009, is being terminated in order to facilitate the process of transforming the business of Dundee Precious from a closed-end investment company to an operating gold mining company. The Dundee Precious transformation and contract termination are subject to shareholder approval of that company at a meeting to be held on April 15, 2004. Upon completion of the transaction and exercise of the option, Dundee Wealth will realize a gain of approximately $26,849,000 in respect of the termination. Dundee Bancorp will own approximately 21% of the common shares of Dundee Precious issued and outstanding, and accordingly, the Company will thereafter account for its investment in Dundee Precious on a equity basis.

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DUNDEE BANCORP INC.

S T A T E M E N T    O F    C O R P O R A T E    G O V E R N A N C E     P R A C T I C E S

In May 1995, The Toronto Stock Exchange (the "TSX") adopted a by-law (the "TSX By-law") with respect to the corporate governance of listed companies which contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance. Although the TSX By-law does not require listed companies to comply with these guidelines, listed companies must annually disclose their approach to corporate governance. In November 2001, a new Joint Committee on Corporate Governance released its Final Report "Beyond Compliance: Building a Governance Culture" and, in April and November 2002, the TSX published certain proposed amendments to the TSX By-law incorporating certain amendments from this report. These proposed amendments were never implemented.

The directors of the Company (the "Board") have been reviewing the Company's governance practices in response to the previously proposed amendments and the United States Sarbanes-Oxley Act of 2002 ("SOX"). As the Company has certain filing requirements in the United States, it must comply with certain provisions of SOX. In addition, there have been recent developments with respect to corporate governance in Canada. The Canadian securities regulatory authorities will be assuming the oversight of corporate governance of listed companies in Canada from the TSX. Certain securities regulatory authorities in Canada have already implemented certain requirements similar to those of SOX relating to, among other things, audit committees and certification of financial statements which are in effect or will come into effect in 2004 and 2005. In addition, certain securities regulatory authorities are considering the implementation of other SOX requirements such as reporting on internal controls, a clearer definition of what constitutes an independent director and the adoption of a code of ethics by listed companies. As such proposed amendments and provisions of SOX come into effect, the Company's corporate governance practices will be reassessed and any necessary changes will be made.

The following disclosure sets out the Company's approach to corporate governance in response to the TSX By-law and, in certain cases, addresses certain of the proposed amendments:

1.  The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for certain matters which are noted below:

The Board, directly and through its committees, carries out its functions as proxy for the shareholders and stakeholders of the Company with the objective of enhancing shareholder value consistent with its social responsibilities. The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to institute and monitor the policies and procedures by which the Company operates its business and to act with a view to the best interests of the Company and its shareholders. The Board, together with management of the Company, establishes these policies and procedures and the Board reviews and assesses the execution by management of the Company's objectives and the results obtained. The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. The Board expects that management of the Company will be responsible for the effective, efficient and prudent management of the Company subject to the Board's overall stewardship responsibilities.

To facilitate the fulfillment of certain of its responsibilities and to assist its decision making, the Board has formed the Audit Committee, the Compensation Committee and the Corporate Governance Committee of the Board to review in greater depth and to fulfill specific areas of the Board's mandate. The Corporate Governance Committee acts as the nominating committee of the Board. These committees are appointed annually and function in accordance with written mandates approved annually by each of the specific committees and the Board. In addition, the Board may appoint from time to time other committees as may be necessary.

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1. (a) adoption of a strategic planning process;

Management of the Company reviews with the Board on an ongoing basis its strategic plan and direction for the Company. At each meeting of the Board, the Board receives from management of the Company update reports on the status of the business and operations of the Company including the principal opportunities and risks of the Company's business and plans. In addition, the Audit Committee reviews the principal risks of the Company's business on a quarterly basis. The Board approves all major undertakings of the Company and receives updates and reports with respect to how such undertakings fit into the strategic plan of the Company.

1. (b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

Inherent in the Board's supervision of the strategic direction and operating performance of the Company is the identification, understanding and monitoring of the principal risks of the Company's business, the integrity of corporate internal control procedures and the overview of management's implementation of systems to manage and minimize those risks. The Audit Committee reviews regularly and reports to the Board on risk management policies and procedures including credit, operational, legal and compliance risk, where applicable, and internal control procedures.

1. (c) succession planning, including appointing, training and monitoring senior management;

The President and Chief Executive Officer of the Company evaluates senior management on an ongoing basis and reports to the Board when necessary. The Corporate Governance Committee reviews, as necessary, succession planning matters with the Chairman and the President and Chief Executive Officer of the Company. Succession planning will also be discussed at the Board's day-long strategic planning session to be held later in 2004.

1. (d) a communications policy for the Company; and

The Board reviews and approves the contents of the Company's major disclosure documents including audited and unaudited financial statements, management's discussion and analysis, annual information form and management proxy circular.

The Board has established that communications with the stakeholders of the Company is to be undertaken solely by the Chief Executive Officer of the Company or as delegated by him. The Board does not communicate with either the investment community or stakeholders directly. The Corporate Governance Committee and, where necessary, the Board, reviews this communications policy of the Company with its stakeholders as necessary to ensure its effectiveness. Procedures are in place to ensure that timely, factual and accurate information is provided by the consolidated subsidiaries of the Company to the senior management of the Company and by the Company to the public. The Company believes that such disclosure controls and procedures are effective. The Company is in the process of formalizing its communications and disclosure policy which will be presented to the Corporate Governance Committee and the full Board for approval.

The Company endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. The Company also maintains a website that provides investor relations information including summary information on the Company and ready access to press releases and other regulatory filings. All shareholder or investment community inquiries which may be received by phone, fax, email (investor@dundeebancorp.com) or through the Company's website are directed to the Corporate Secretary and Chief Financial Officer of the Company. It is the Company's policy that every shareholder inquiry is responded to promptly by the appropriate officer of the Company.

In 2003, the Company introduced electronic and telephone voting for all registered and non-registered shareholders for the Company's annual meeting, in addition to the previously available alternative of voting in writing through proxy forms, in order to ensure that shareholders have the greatest number of flexible alternatives to vote at the Company's annual meeting.

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1. (e) the integrity of the Company's internal control and management information systems.

Management of the Company is responsible for the design, implementation and maintenance of effective internal controls and information systems and for reporting to the Audit Committee and the Board with respect to the adequacy and effectiveness of such systems. The Board is responsible for ensuring that management of the Company has fulfilled this responsibility.

The enactments of certain provisions of SOX require annual certification by the Chief Executive Officer and the Chief Financial Officer that, among other things, (i) they have disclosed to the Company's external auditors and to the Audit Committee all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified to the external auditors and to the Audit Committee any significant weakness in the Company's internal controls and fraud involving management responsible for internal controls; and (ii) disclosure has been made in the annual filings of the Company relating to any significant changes in internal controls including any actions taken to correct significant deficiencies. The Company has been reviewing its existing internal controls in order to comply with these rules and, if necessary, making appropriate adjustments.

In addition, new provisions of SOX which will come into effect in respect of financial years ending after April 2005 as well as similar rules which are being considered by certain regulatory authorities in Canada will require the Chief Executive Officer and the Chief Financial Officer of the Company to report on the establishment, maintenance, design and evaluation of the effectiveness of internal controls and for the external auditors of the Company to attest to this report. Management together with the Audit Committee and the external auditors of the Company are reviewing the SOX rules and will be reviewing the proposed Canadian rules when they are introduced and will make appropriate changes with the approval of the Audit Committee.

2.  The Board should be constituted with a majority of individuals who qualify as "unrelated" directors.

At December 31, 2003, the Board was composed of ten members. The Board has reviewed its composition and concluded that, as of December 31, 2003, seven of the ten members were "unrelated" directors of the Company. The analysis of the application of the definition of "unrelated" director is described in guideline 3 below.

3.  The Board has responsibility for applying the definition of "unrelated" director to each individual director and disclosing on an annual basis the analysis of the application of the principles supporting the conclusion in guideline 2 above.

At December 31, 2003, each of Mr. Ned Goodman, as President and Chief Executive Officer of the Company, Mr. Garth MacRae, as Vice-Chairman of the Company, and Mr. Jonathan Goodman, as President and Chief Executive Officer of Dundee Resources Limited, a wholly-owned subsidiary of the Company, were considered to be a "related" director. The Board believes that it is important for these senior executives to be members of the Board and be involved in Board deliberations and to have the same obligations, responsibilities and liabilities as the rest of the directors of the Company. Mr. MacRae retired as Vice-Chairman of the Company effective March 22, 2004 and is continuing as a director of the Company. All other seven directors of the Company represent a wide variety of business and academic sectors and are considered to be independent of management and free from any interest or other business relationship that may interfere with the director's ability to act with a view to the best interests of the Company and, therefore, "unrelated".

Mr. Harold Gordon, the Company's Chairman, was paid a fee by Dundee Wealth Management Inc., the Company's subsidiary, in deferred share units of Dundee Wealth for introducing and assisting Dundee Wealth to complete a significant acquisition. The Corporate Governance Committee and the Board, in accordance with the guidelines for determination of whether a director is "unrelated" set out in the TSX By-law, have determined that the payment of this fee to Mr. Gordon does not and could not reasonably be perceived to materially interfere with Mr. Gordon's ability to act with a view to the best interests of the Company. For these reasons, the Board has determined that Mr. Gordon is an "unrelated" director of the Company. For additional information, please see the Company's Management Proxy Circular in respect of the financial year ended December 31, 2003 under "Compensation of Directors".

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By the definition contained in the TSX By-law, Ned Goodman is a significant shareholder of the Company as his shareholdings, on a partially diluted basis, represented, at April 30, 2004, a voting interest of 68.8% and an equity interest of 8.1%. Members of his family had, at April 30, 2004, an additional voting interest of 13.1% and equity interest of 12.2%. The Board is of the view that the Company satisfies the requirement for fairly reflecting the investment of the minority shareholders in the Company on the basis that (i) the Board is comprised of outside and "unrelated" directors exceeding a majority of the Board, (ii) each of the committees of the Board is comprised solely of "unrelated" directors, (iii) the Chairman of each committee of the Board is an "unrelated" director, and (iv) the Company's Chairman is an "unrelated" director.

4.   The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

The written mandate of the Corporate Governance Committee includes reviewing the size and overall composition of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company, reviewing proposed new nominees to the Board and reviewing and assessing, on an ongoing basis, the directors of the Company. It is the mandate of the Corporate Governance Committee to identify, evaluate and recommend nominees for the Board in consultation with the Chairman and the Chief Executive Officer of the Company. The Corporate Governance Committee has reviewed the size and composition of the Board in 2003 and has determined to maintain the current size of the Board. All of the members of the Corporate Governance Committee are outside and "unrelated" directors.

5.   The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The written mandate of the Corporate Governance Committee includes reviewing and assessing, on an ongoing basis, the directors of the Company, the effectiveness of the Board as a whole and the contribution of each individual director of the Company. The Board reviews the size and the composition of the committees of the Board on an annual basis. Each of the committees of the Board and the full Board reviews the appropriateness of the mandates of the committees of the Board on an annual basis. The Corporate Governance Committee also reviews and assesses the quality of the relationship between management and the Board and recommends improvements where necessary and the Chairman of the Company, who is also a member of the Corporate Governance Committee, has had individual discussions with each member of the Board. The Corporate Governance Committee has determined that the attendance record of directors should be reviewed and disclosed in the Company's Management Proxy Circular. The Corporate Governance Committee, with the approval of the Board, has approved, implemented and, in 2003 completed, a more formal process relating to the evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

6.   The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Company has a practice with respect to the orientation and education of new directors of the Company. New directors of the Company are given the opportunity to meet with senior management and other directors of the Company to familiarize themselves with the business and activities of the Company and their responsibilities as directors of the Company. Directors are provided with a Directors' Information Guide updated on an ongoing basis which contains certain information about the Company and its affiliates, certain of the Company's recent regulatory filings such as its annual information form and proxy material, the regulatory environment applicable to the Company and its subsidiaries, the reporting requirements of the directors of the Company, information with respect to the committees of the Board and the written mandates of each such committee and certain policies and procedures of the Board. Reports are presented on a regular basis by senior management of the Company to the Board on the main areas of the Company's business. The Company, at the recommendation of the Corporate Governance Committee, has presented to the Board information relating to certain third-party professional development courses for outside directors of the Company to further enhance the education of the Company's directors. The Company, with the assistance of the Corporate Governance Committee, is continuing the process of formalizing its orientation and education program for new directors.

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7.   The Board should examine its size and undertake where appropriate, a program to establish a Board size which facilitates effective decision-making.

One of the mandates of the Corporate Governance Committee is to review the size of the Board to determine the impact of the number of directors of the Company upon the effectiveness of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company. The Board is currently made up of ten individuals who have a diverse background bringing great functional expertise and experience to the Board for the assistance of management. It is the view of the Corporate Governance Committee and the Board that the current size and representation of the Board is appropriate in order for the Board to perform its duties and responsibilities effectively and efficiently.

8.    The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.

The Compensation Committee periodically reviews the adequacy and form of compensation of directors of the Company. In making recommendations to the Board for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors as well as comparative data derived from surveys of directors' compensation at other companies. In recommending the form of directors' compensation, the Compensation Committee seeks to align the interests of directors and shareholders of the Company. Upon these considerations and based on the recommendations of the Compensation Committee, the Board (i) introduced a deferred share unit plan which encourages equity participation by the directors by permitting directors to receive their directors' fees in deferred share units and better aligns the interests of directors and shareholders of the Company, (ii) introduced written directors' equity ownership guidelines requiring ownership of shares or deferred share units by each director equal to three times the ongoing annual retainer paid to a director of the Company and (iii) in 2003 reviewed and increased, based on market surveys and in order to ensure that the compensation of the directors of the Company realistically reflects the increased responsibilities and risks involved in being a director, the directors' fees payable to the Chairman, the directors of the Company as an annual retainer and the annual retainer of the Chair of the Audit Committee and the members thereof. Substantially all of the directors of the Company have chosen to receive all or substantially all of their directors' fees in deferred share units (see the Company's Management Proxy Circular in respect of the financial year ended December 31, 2003 for a description of the deferred share unit plan of the Company).

9.    Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committee may include one or more inside directors.

Each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee is composed solely of outside directors of the Company, all of whom are "unrelated". All of the committees of the Board meet separately and with management.

10.  The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company's approach to governance issues.

The Corporate Governance Committee is responsible for, among other things, overseeing and making recommendations to the directors of the Company on developing the approach of the Company to corporate governance issues. The Corporate Governance Committee also reviews with the Board the application of corporate governance principles and practices and tracks developments in corporate governance. The Corporate Governance Committee is also responsible, together with the Company, for formulating the response of the Company to the applicable corporate governance guidelines and disclosure requirements which is then reviewed and approved by the Board. The Corporate Governance Committee has made a number of changes to the Company's corporate governance structure which are discussed herein. In addition, the Corporate Governance Committee has enhanced the Company's disclosure as it pertains to corporate governance by (i) including a directors' attendance record and all securities holdings of directors in the Company's Management Proxy Circular and including directors' biographies in the Company's Management Proxy Circular and annual report, (ii) including additional information relating to the Company's outstanding options in the Company's Management Proxy Circular, and (iii) including disclosure relating to fees paid to the Company's external auditors for audit and non-audit services.

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11.  (a) The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management's responsibilities.

(i)

the Board:
The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to supervise the management of the business and affairs of the Company. The Board also seeks to act with a view to the best interests of the Company and the shareholders thereof. Although the Board has no formal policy nor grant of authority setting out what specific matters must be brought by management to the Board for approval, there are certain matters such as approval of financial statements and declaration of dividends that must be approved by the Board in accordance with corporate and/or securities laws requirements. In addition, the Board approves the Company's major disclosure documents and there is a clear understanding between management of the Company and the Board through general and historical Board practice and accepted legal practice that all transactions or matters of a material nature must be presented by management for approval by the Board. The Corporate Governance Committee is responsible for monitoring the nature of the information requested and provided to the Board by management of the Company to determine if the Board can be more effective in identifying opportunities and risks for the Company and to ensure that the Board can effectively review and approve the matters presented to the Board. It has been the experience to date of the members of the Board that they have been kept well informed as to the business and affairs of the Company and that the matters which have been brought forward to the Board for approval have been appropriate.

(ii)	the CEO:
The objectives of the Chief Executive Officer follow from his role and responsibilities in connection with the application of the strategic plan and the corporate objectives of the Company which are reviewed by the Board.

11.   (b) The Board should approve or develop the corporate objectives which the CEO is responsible for meeting.
The strategic plan and corporate objectives derived therefrom are reviewed by the Board on an ongoing basis. The role and responsibilities of the Chief Executive Officer include the implementation of the Company's strategic plan and corporate objectives and the general mandate to manage the Company and to maximize shareholder value. The Compensation Committee, when reviewing the compensation of the Chief Executive Officer, makes an overall assessment of the performance by the Chief Executive Officer in achieving such objectives and in directing the Company to meeting its strategic plan and corporate objectives.

12. The Board should implement structures and procedures which ensure that the Board can function independently of management. An appropriate structure would be to appoint a Chairman who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or assign this responsibility to an outside director referred to as a "Lead Director".

Mr. Ned Goodman is the President and Chief Executive Officer of the Company. The Board views the involvement of Mr. Goodman, the controlling shareholder of the Company, in the business and affairs of the Company, including the day-to-day operations of the Company, as being important.

Mr. Harold (Sonny) Gordon who is an "unrelated" director, is the Chairman of the Board. The Board meets, on a regular basis usually at the conclusion of Board meetings, without the management directors and without management of the Company. The Chairman also serves as a liaison on corporate governance matters between the Board and management of the Company.

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee which function pursuant to written mandates and whose roles and responsibilities are described in this report. All of the members of such committees are "unrelated" directors of the Company. The composition and the mandates of each of the committees are reviewed and approved annually by the full Board. When necessary or desirable, the Board will establish other committees composed of directors of the Company who are considered to be independent with respect to the issues to be reviewed and determined.

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13.   (a) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.

The roles and responsibilities of the Audit Committee are set forth in the written mandate of the Audit Committee which the Audit Committee as well as the Board reviews and approves on an annual basis. Such roles and responsibilities include reviewing the Company's financial reporting procedures and overseeing the Company's continuing compliance with financial disclosure obligations. The Audit Committee reports to the Board on an ongoing basis with respect to these matters as well as with respect to the financial statements of the Company prepared by the Company. The Audit Committee also discusses with management the Company's policies and procedures for risk management and credit and operational risk, where applicable, reviews audit plans, meets with the external auditors of the Company, with and without management, and reviews the performance of and communication with the external auditors of the Company. The management's discussion and analysis and the annual audited financial statements of the Company are reviewed and approved by the Audit Committee on an annual basis prior to their review and approval by the full Board and the management's discussion and analysis and interim unaudited financial statements of the Company are reviewed and approved by the Audit Committee on a quarterly basis prior to their review and approval by the full Board.

Subject to the powers of the shareholders of the Company with respect to the appointment of the external auditors of the Company, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors of the Company and to fix their remuneration. The Audit Committee reviews the independence and objectivity of the external auditors including reviewing relationships and other non-audit services which may be provided by the external auditors to the Company which may impact on their independence. The Audit Committee pre-approves all audit and non-audit services provided by the independent auditors of the Company in accordance with SOX provisions and has determined that the Company shall not engage the independent auditors to perform certain specific non-audit services proscribed by regulations in the United States even though such regulations are not applicable in Canada. The Company discloses in its Management Proxy Circular and in its United States regulatory filings, on an annual basis, the fees for audit and non-audit services paid to the external auditors of the Company in respect of each of the last two financial years.

Additional SOX provisions which will come into effect in the future as well as new rules introduced by certain regulatory authorities in Canada deal, among other things, with the composition of audit committees including specified independence requirements, the qualifications of audit committee members, the standard and scope of review of financial statements by audit committees and certification or other evidence of review thereby, the responsibilities of audit committees and new disclosures required in the annual information form and proxy circular of an issuer relating to audit committees. These rules are not in effect until 2005. The Audit Committee is currently reviewing its composition, mandate and responsibilities in light of these new rules with a view to complying therewith prior to or by the effective date of such rules.

13.  (b) The Audit Committee of the Board should be composed only of outside directors.

The Audit Committee is made up of three directors, all of whom are outside and "unrelated" directors of the Company. All of the members of the Audit Committee are financially literate and two members have accounting or related financial expertise. The Audit Committee and the Board have determined that each of the members of the Audit Committee has the necessary qualifications and has been designated as an "Audit Committee Financial Expert" of the Company as such term is defined under SOX. Each of the members of the Audit Committee has also been deemed, by the Audit Committee and the Board, to be "independent" as defined under the rules of the New York Stock Exchange. None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Company other than directors' compensation.

14.   The Board should implement a system to enable an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

The Company has a practice permitting the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Company when necessary. The mandate of the Corporate Governance Committee includes determining if the Board, any committee thereof or an individual director of the Company should retain, at the expense of the Company, an independent external advisor and the terms and conditions of such retainer.

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DUNDEE BANCORP INC.
CORPORATE DIRECTORY

BOARD OF DIRECTORS

Ned Goodman
President & Chief Executive Officer, Dundee Bancorp Inc.,
Chairman, President & Chief Executive Officer, Dundee Wealth Management Inc. and DWM Inc.
and Chairman, Goodman & Company, Investment Counsel Ltd.

Ned Goodman, B.Sc., MBA, CFA, LL.D., of Toronto, Ontario has served as a director of the Company since its inception in October 1991. Mr. Goodman has almost four decades of investment experience and has recently returned to investment management as the lead portfolio manager for the Dynamic Focus+ family of funds. Mr. Goodman is President and Chief Executive Officer of the Company, Chairman, President and Chief Executive Officer of Dundee Wealth Management Inc., Chairman of Goodman & Company, Investment Counsel Ltd. and of the Board of Trustees of Dundee REIT. He is also Chairman Emeritus of the Canadian Council of Christians and Jews and a Governor of Junior Achievement of Canada. Mr. Goodman is also a director of Dundee Precious Metals Inc. and Eurogas Corporation.

Normand Beauchamp
President, Capital NDSL Inc.

Normand Beauchamp of Montréal, Québec has served as a director of the Company since its inception in October 1991. Mr. Beauchamp has spent his career in the communications industry. Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks. In 1985, he acquired Radiomutuel Inc. and became President, Chairman and Chief Executive Officer. Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Chemins de Fer du Quebec, Lipso Systems Inc., PROADN Diagnostics and Concordia University.

Paul A. Carroll, Q.C.
President, Carnarvon Capital Corporation

Paul A. Carroll, Q.C., of Toronto, Ontario has served as a director of the Company since its inception in October 1991. During his 39 years in the legal profession, Mr. Carroll has concentrated his practice on corporate and securities, natural resources, real estate finance and development and international trade and investment law. Mr. Carroll is currently President of Carnarvon Capital Corporation, a corporate advisory company, and is President and Chief Executive Officer of Diadem Resources Ltd., a public diamond exploration company.

Jonathan Goodman
President & Chief Executive Officer, Dundee Precious Metals Inc.

Jonathan Goodman, PEng, MBA, CFA, of Toronto, Ontario has served as a director of the Company since May 1996. Mr. Goodman is President and Chief Executive Officer of Dundee Precious Metals Inc., and has nearly 20 years experience in the resource and investment industry. Mr. Goodman joined Goodman & Company, Investment Counsel Ltd. in 1990 and was President from December 1998 to November 2001. Mr. Goodman is also a director of Breakwater Resources Ltd., Diagem International Resource Corp., Dundee Resources Limited, Eurogas Corporation, Major Drilling Group International Inc., Miramar Mining Corporation, Odyssey Resources Ltd. and Woodruff Capital Management Inc.

Harold P. Gordon, Q.C.
Chairman, Dundee Bancorp Inc.

Harold P. "Sonny" Gordon, Q.C. of Sunny Isles, Florida was appointed the Chairman of the Company in November 2001 and has served as a director since August 2000. Mr. Gordon was a partner with the law firm of Stikeman, Elliott for 28 years. Mr. Gordon was a director of Hasbro, Inc. and was appointed Vice Chairman of Hasbro, Inc. in 1995 and served until 2002. Mr. Gordon is also a director of Alliance Atlantis Communications Inc., Transcontinental Ltd., Dorel Industries Inc., Trinity Time Investments Limited and Sonomax Hearing Health Care Inc. Mr. Gordon is also the Chairman and a director of the Sauvé Scholars Foundation.

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Dr. Frederick H. Lowy
Rector & Vice Chancellor, Concordia University

Dr. Lowy, OC, MD, LL.D., of Montréal, Quebéc has served as a director of the Company since April 1999. Dr. Lowy was a professor of psychiatry at the University of Toronto for over 20 years during which time he also served as Department Chair and Dean of the Faculty of Medicine. Following several hospital appointments and his position as Director and Founder of the University of Toronto's Centre for Bioethics, Dr. Lowy was appointed Rector and Vice-Chancellor of Concordia University in August 1995. Dr. Lowy is a former director of the Montréal Board of Trade, Centraide (The United Way) and the National Ballet of Canada as well as a past trustee of several Toronto hospitals and the Ontario Cancer Institute.

Garth A.C. MacRae

Garth MacRae, C.A., of Toronto, Ontario has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited. Mr. MacRae sits on the boards of Glencairn Gold Corporation, Breakwater Resources Ltd., ChondroGene Limited, Dimethaid Research Inc., Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, Torque Energy Inc. as well as the board of governors of Goodman & Company, Investment Counsel Ltd.

K. Barry Sparks
President, Torvan Capital Group Inc.

K. Barry Sparks, B.Comm, F.I.C.B., of Toronto, Ontario has served as a director of the Company since April 1993. Mr. Sparks was with the Royal Bank of Canada from 1962 to 1984. Since then he has provided corporate advice and management services through several companies. Mr. Sparks is President of Torvan Capital Group Inc. and is also President and a director of Cencotech Inc., Vice Chairman and a director of VR Interactive Corporation and a director of Ridgeway Petroleum Corp. and SCS Solars Computing Systems Inc.

Harry R. Steele*
Chairman, Newfoundland Capital Corporation Limited

Harry Steele, OC, of Dartmouth, Nova Scotia, has served as a director of the Company since its inception in October 1991. Following a 24 year career in the Royal Canadian Navy, Mr. Steele retired as Base Commander, CFB Gander, and was instrumental in the development of Eastern Provincial Airways which was purchased by Canadian Pacific and today forms part of Air Canada. Mr. Steele is the Chairman of Newfoundland Capital Corporation Limited, a publicly-traded company which operates 61 radio licenses across Canada. Mr. Steele is also a director of Hollinger Canadian Newspapers G.P. Inc.

*Photo by C. Falk Foto, Gander, Nfld.

Robert McLeish
Consultant

Robert McLeish, CFA, of Toronto, Ontario has served as a director of the Company since March 2002. Mr. McLeish is a consultant who has over 34 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc. Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp., Dundee Wealth Management Inc., Welton Energy Corporation, the Juvenile Diabetes Research Foundation and a number of private corporations.

OFFICERS

Harold P. Gordon, Q.C.
Chairman

Ned Goodman
President & Chief Executive Officer

Garth A.C. MacRae
Vice Chairman

Donald K. Charter
Executive Vice-President

David J. Goodman
Executive Vice-President

Joanne Ferstman
Executive Vice-President & Chief Financial Officer

Daniella E. Dimitrov
Vice-President & General Counsel

Lucie Presot
Vice-President & Controller

Lori E. Beak
Secretary

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EXECUTIVE OFFICE

Scotia Plaza, 55th Floor
40 King Street West
Toronto, Ontario M5H 4A9

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (416) 981-9633
Fax: (416) 981-9800
Toll Free: 1 (800) 663-9097

STOCK LISTING

The Toronto Stock Exchange

STOCK SYMBOL

DBC.A

DUNDEE BANCORP INC.

www.dundeebancorp.com

MOE 111 1120.0404.DBI